

WE ARE THE FOUNDATION



TEXAS INDUSTRIES, INC.
2013 ANNUAL REPORT

TABLE OF CONTENTS

TXI | SHAREHOLDER INFORMATION

CORPORATE OFFICE

1341 West Mockingbird Lane
Dallas, Texas 75247-6913
Telephone | 972-647-6700
Fax | 972-647-3878

WEB ADDRESS
Visit us at www.txi.com

TRANSFER AGENT & REGISTRAR
Computershare
Shareholder Inquiries
800-454-8620

STOCK EXCHANGE LISTING
New York Stock Exchange
Texas Industries, Inc.
Common -TXI

FORM 10-K REQUESTS
Shareholders may obtain, without charge, a copy of the Company's Form 10-K for the year ended May 31, 2013, as filed with the Securities and Exchange Commission. Email requests may be directed to investor@txi.com or written requests to Investor Relations at the Corporate Office.

ANNUAL MEETING
The Annual Meeting of Shareholders of Texas Industries, Inc. will be held on Wednesday, October 16, 2013 at 9:30 a.m. at the The Omni Dallas Hotel at Park West, located at 1590 LBJ Freeway, Dallas, Texas 75234. Proxies for this meeting will be requested by Management. All Shareholders are cordially urged to attend in order to comment and advise on matters concerning the company.



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MISSION STATEMENT



DEWITT CARNES
CEMENT AND AGGREGATES-SOUTH TEXAS



MARSHALL THOMPSON
GENERAL MANAGER,
HEAVY HIGHWAY/CIVIL/MUNICIPAL CONCRETE



WESLEY MAREK
SALES MANAGER,
NORTH TEXAS READY-MIX

"We will provide EXCEPTIONAL building materials, SERVICE & solutions so that customers CHOOSE TXI."

For more than 60 years, TXI has been an industry leader – and we're still making history today.


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TXI has grown in many ways over the years – but our Company has always been about more than plants and profits.

IT'S ABOUT PEOPLE.

TXI | TO OUR SHAREHOLDERS

FISCAL YEAR 2013 BUILT UPON THE IMPROVEMENT OF THE PREVIOUS YEAR

Shipments of all products reflected double-digit percentage increases in our major markets. **Unit gross margins for all three of our operating segments improved over 49% compared to a year ago.**

We significantly improved our ability to benefit from the construction recovery in Texas. This spring, we completed the commissioning of our new cement kiln in central Texas and increased our annual capacity by 1.4 million tons. Also, we continued the initiative we began in fiscal year 2011 to improve our vertical integration position in Texas by swapping our expanded shale and clay operations for 42 ready mix plants throughout east Texas and into southwestern Arkansas.


HUNTER CEMENT PLANT
KILN II COMMISSIONED NOVEMBER 2012

OPERATING RESULTS

For the second consecutive year, consolidated results from continuing operations improved significantly. The pre-tax loss from continuing operations improved $34.4 million or 59% after adjusting for one-time gains and restructuring charges in the prior period. Gross profit doubled on a 17% increase in sales.

Benefiting from higher plant utilization, our cement segment was the largest contributor to earnings improvement with operating profit of $44.1 million, an increase of $23.6 million from the prior year. Shipments were up 23% and average sales prices were up 2% compared to fiscal year 2012. Operating profit for our aggregate segment improved $9.8 million to $14.4 million after excluding prior year gains on strategic transactions of $20.8 million. Shipments increased 17% and average sales prices increased 3% compared to a year ago. The operating loss for our consumer products segment was $10.1 million, an improvement of $6.3 million after excluding $41.4 million of prior year gains recognized with respect to strategic transactions.

Continues on page 4

TXI | WHAT WE DO

TXI IS A LEADING SUPPLIER OF CEMENT, AGGREGATE AND READY MIX CONCRETE BUILDING MATERIALS.

The products of TXI touch virtually all phases of our day-to-day life, from education and healthcare to roads and infrastructure. We provide critical materials for projects that enhance the quality of life for all who live, work and play in the communities we serve.



Most populous

Largest cement markets

Receive largest share of federal highway construction funding in the United States



We expect construction activity in our markets will continue to improve as the general economy, and in particular the level of employment, improves.



MARKET SPECIFIC
One size does not fit all

MODERNIZE AND EXPAND
State-of-the-art capacity now at all cement locations

FLEXIBILITY
Options to respond to a dynamic marketplace

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among Texas Industries, Inc., the S&P 500 index, and a Peer Group



$140
$120
$100
$80
$60
$40
$20
$0
5/08
5/09
5/10
5/11
5/12
5/13
Texas Industries, Inc.
S&P 500
Peer Group

PERFORMANCE CHART

The chart above compares our cumulative total shareholder return on our common stock for the five-year period ended May 31, 2013, with the cumulative total return of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") and a peer group comprised of Eagle Materials, Inc., Martin Marietta Materials, Inc. and Vulcan Materials Company (the "Peer Group"). These comparisons assume the investment of $100 on May 31, 2008, and the reinvestment of dividends.

STRATEGIC RE-ALIGNMENT

We believe significant vertical integration in the markets we serve is critical to achieving our desired returns. Toward that end, two years ago we began a series of transactions that improved our ready mix position in Texas and helped pave the way for the new cement capacity we brought on line this spring.

In the spring of 2011, we entered the central Texas ready mix market by swapping three small, non-core sand and gravel operations for 26 ready mix plants. In the summer of 2011, we increased our new presence in central Texas by swapping our ready mix operations in Houston, Texas for three ready mix plants and an aggregate plant in Austin, Texas. In the fall of 2011, we contributed seven of our newly acquired ready mix plants to a joint venture with a proven and highly successful ready mix operator in order to capitalize on operating efficiencies that resulted from the combined operations. Finally, in the spring of 2013, we traded our expanded shale and clay operations for 42 ready mix plants throughout east Texas and southwest Arkansas. Collectively, these transactions will improve the utilization rates at both of our Texas cement plants, extend the reach of our aggregate operations and improve our ability to serve our customers throughout the state.

LOOKING FORWARD

Texas and California have been, and we believe will continue to be, the two largest cement consuming states. In Texas, overall employment levels continue to grow beyond pre-recession levels and construction employment levels are improving and moving back to pre-recession levels. Housing permits in Texas this spring reached levels that have not been seen since the summer of 2007. California employment levels and housing starts are improving as well, although at a pace slower than Texas, and the state still has a ways to go to get back to pre-recession levels.

We continue to believe that we have great assets in these two improving and attractive markets. With the completion of the new kiln in central Texas, we now have the most recently constructed, state-of-the-art cement capacity in all of the markets we serve. The new cement capacity in central Texas, the cement capacity we added in California in 2008, our known ability to produce more tons with modifications at our north Texas cement plant and the improvement we have made to our vertical integration positions all combine to give the company earnings potential that we believe will far surpass past peak earnings.

Our current focus is on realizing this full potential as quickly as possible. Though our operating results have improved significantly, we are not satisfied and we are driving hard to accelerate our progress. To do this, we are building upon our T^3 initiative – Transform TXI Together – which began last year. This initiative places our customers and their needs front and center as our core values of integrity, stewardship, teamwork, communication, innovation, continuous improvement and safety guide us in developing and executing appropriate strategies in each of our markets.

CONCLUSION

Recently, Robert D. Rogers, our Chairman of the Board, passed away. For fifty years Bob played a pivotal role in shaping Texas Industries. He believed in the company's vast potential and set high expectations for us all. We are saddened by this loss, and we intend to press on and strive to live up to the expectations and dreams he had for us and for Texas Industries.

It is easy to get caught up in the sterile world of assets, returns and trends, and lose sight of an essential fact: TXI's success depends on our ability to serve our customers – and the people they serve. At the end of the day, roads, schools, sporting arenas, stores, offices, churches and homes are constructed to improve the lives of people that live and work in our communities. Likewise, the people of TXI are at the heart of providing building materials, services and solutions that our customers depend on in the construction of these projects.

This year's annual report cover reminds us of the commitment that each of us makes to serve our customers and our communities. The handprints of all 2,000-plus team members are on TXI's improved results and their handprints will be on the improvements we realize in the future and the value we deliver to our customers and shareholders. We are proud of our team and we are excited about our future.





JAMES B. ROGERS
Vice President and Chief Operating Officer

MEL G. BREKHUS
President and Chief Executive Officer

WE ARE COMMITTED TO DOING EVERYTHING WE CAN TO

STRENGTHEN

THE COMPANY AND TO MAXIMIZE ITS POTENTIAL.



DeWitt Carnes (TXI), Bruce Ingram, Sr. and Earl Ingram
INGRAM READYMIX

CUSTOMER STORIES

BUILDING THINGS THAT MATTER

There are two things that we value a great deal here at TXI – our dedicated employees who shape TXI's future and the support we receive from our customers. TXI has a proud tradition of making our customers an integral part of our business and we work very hard to create long-lasting partnerships based on personal connections.

To quote Peter Drucker, "The purpose of a business is to create a customer." We fully understand this profound statement, and are cognizant of the fact that our customers are the life blood of our business. This is why the customer is at the core of our mission statement and everything we do is geared to create and foster strong partnerships.

In this light, we are not only proud to highlight a few customers to our shareholders, but we are also grateful to have such great partners supporting our business across multiple markets.

The first customer that we would like to highlight is Ingram Readymix. Founded in 1957, Mr. Ingram, Sr. started the company with two trucks and one portable plant. With this initial footprint, Ingram Readymix provided concrete for numerous phases of the construction of Interstate Highway 35 from San Antonio, Texas to Laredo, Texas.

The company has since grown to include 28 concrete plants, 2 aggregate operations, and over 500 employees. Ingram Readymix remains wholly-owned and proudly operated by the Ingram family. The strong relationship between Ingram Readymix and TXI has contributed to the growth and success of each.

In November 2012, TXI successfully began the commissioning process on the 1.4-million ton state-of-the-art kiln at the Hunter Plant. In late May 2013, TXI proudly announced that the kiln had realized its design performance capabilities and is producing efficiently. "The success of this process is the direct result of the hard work of a dedicated team. The challenges faced when starting up a new kiln line are many, and the teamwork and communication of our people made all the difference," stated Jamie Rogers, TXI's Vice President and Chief Operating Officer.

Illustrating the partnership between Ingram Readymix and TXI, Ingram was the first company to receive the first celebratory load of cement produced from the new kiln. We look forward to continuing our relationship with Ingram Readymix as we both continue to grow and serve the building material needs of our community.

In addition to building strong partnerships with our cement customers, TXI has also invested time in growing deep relationships with our ready mix customers across all of our urban and rural markets. One of the longest and strongest partnerships that TXI is proud to be associated with is Manhattan Construction.

Manhattan is widely known for building some of the nation's most iconic structures, including AT&T Stadium in Arlington, Texas. The company is ranked among the top green builders in the nation by *Engineering-News Record* (ENR) and among the top Building Information Modeling (BIM) contractors by *Building Design + Construction* Magazine. In 1896 Laurence H. Rooney officially started the company which happened to be the first company to incorporate in the State of Oklahoma.

With the May 1, 2013 opening of the George W. Bush Presidential Center on the campus of Southern Methodist University in Dallas, Manhattan Construction took its place in history as the only construction company to build two presidential libraries. The company also built the George Bush Presidential Library in College Station, Texas, which opened in 1997.

TXI supplied the ready mix concrete used to pour all piers, foundations, columns, walls and paving for the construction of the George W. Bush Presidential Center. Once again, TXI was honored and proud to partner with Manhattan Construction to build such an iconic structure in the city of Dallas.

The George W. Bush Presidential Center, a brick and limestone building, was built on a 23-acre lot on the campus of SMU. The Bush Center holds the George W. Bush Library and Museum, and the George W. Bush Institute which houses offices, a 360-seat auditorium, seminar rooms, a fully-equipped broadcast and recording studio, and reception rooms. A ceremonial courtyard with a café, a full-service restaurant, and a museum store are also located within the George W. Bush Presidential Center.

The Library achieved LEED® Platinum certification from the U.S. Green Building Council, the highest level of certification in the program. It is the first Presidential Library to achieve LEED certification for new construction. A number of sustainable design features are incorporated into the design, including 54 solar heating panels which are designed to supply 100 percent of the building's domestic hot water.

In our California market, TXI has recently built a strong relationship with Cell-Crete Corporation. Cell-Crete is an innovator in the lightweight insulating concrete industry, specializing in poured and pumped lightweight concrete in the Western United States for the past 35 years. TXI's relationship with Cell-Crete began when we partnered together on the Colton Crossing Rail-to-Rail Grade Separation Project. This project would prove to be the beginning of many successful collaborations with this visionary company.

Colton Crossing is used by BNSF Railway (north/south tracks) and Union Pacific Railroad (east/west tracks) for goods movement, in addition to Metrolink and Amtrak for passenger service. More than 110 trains pass through Colton Crossing daily – making it one of the busiest at-grade rail-to-rail crossings in the entire United States. The previous rail lines crossed at-grade, restraining continuous movement of trains through Colton Crossing, and idling trains at the site. This delay affected the efficient regional movement of goods to and from the Ports of Los Angeles and Long Beach, as well as passenger train operational efficiency and reliability.

This project elevated the Union Pacific tracks about 37 feet in the air over the existing at-grade BNSF tracks. To achieve this height, beginning in May 2012, 230,000 yards of cellular concrete supplied by Cell-Crete were used as foundation fill between MSE walls for the elevated track. Due to tight logistical constraints, on-going collaboration was necessary between the general contractor, Skanska USA, Cell-Crete, Double Eagle Trucking and TXI, to ensure a smooth, safe and on-time pour schedule ending June 2013. The project was completed on time and the elevated rail line is scheduled to start service in August, 2013. TXI is proud to partner with such strong and motivated companies, resulting in impactful improvements to one of the busiest rail intersections in the United States.



MANHATTAN CONSTRUCTION GROUP AND TXI TEAM

BUILDING THINGS THAT MATTER


GEORGE W. BUSH INSTITUT

THE GEORGE W. BUSH PRESIDENTIAL CENTER



COLTON CROSSING IN CALIFORNIA


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IN MEMORY OF

ROBERT D. ROGERS

JUNE 10, 1936 – JUNE 11, 2013

TXI's Chairman, Robert D. Rogers, passed away in June 2013. His career with the company spanned 50 years, 34 of which he served as Chief Executive Officer. Bob unselfishly built companies and careers and invested his life in communities. His vision was matched by his determination, both of which guided and spurred the growth of TXI. For many decades, the building materials made by TXI have formed a foundation upon which people live, learn, work and travel. We aspire to honor his life of service by continuing in this same very fundamental endeavor.



TXI | BOARD OF DIRECTORS

THOMAS R. RANSDELL
Chairman of the Board

MEL G. BREKHUS
President and CEO

JOHN D. BAKER II
Executive Chairman of Patriot Transportation Holding, Inc.

EUGENIO CLARIOND
Chairman of Grupo Cuprum

SAM COATS
Business and Aviation Consultant

SEAN P. FOLEY
Retired Senior Vice President – Investment Management of AT&T, Inc.

BERNARD LANIGAN, JR.
Chairman and CEO of Southeast Asset Advisors, Inc.

THOMAS L. RYAN
President and CEO of Service Corporation International

RONALD G. STEINHART
Retired Chairman and CEO of the Commercial Banking Group of Bank One Corp

DOROTHY C. WEAVER
Chairman and CEO of Collins Capital Investments, LLC

TXI | OFFICERS

MEL G. BREKHUS
President & Chief Executive Officer

KENNETH R. ALLEN
Vice President–Finance
Chief Financial Officer

FREDERICK G. ANDERSON
Vice President
General Counsel and Secretary

BARRY M. BONE
Vice President
Real Estate

JOHN R. BUTZ
Vice President
Business Analysis and Performance Improvement

MICHAEL P. COLLAR
Vice President
Human Resources

GEORGE E. EURE
Vice President
Engineering

EDWIN J. GERIK
Vice President
Aggregate Production

TERRY L. MARSHALL
Vice President
Information Systems

STEPHEN D. MAYFIELD
Vice President
Cement / Aggregate Sales and Marketing

DREW F. NACHOWIAK
Assistant Secretary and Assistant General Counsel

DAVID S. PERKINS
Vice President
Environmental, Government and Public Affairs

RONNIE A. PRUITT
Vice President
Cement Production

JAMES B. ROGERS
Vice President
Chief Operating Officer

T. LESLEY VINES, JR.
Vice President
Treasurer and Corporate Controller

THOMAS M. ZAIS
Vice President
Ready-Mix

LYNDON D. ZIELKE
Vice President
Purchasing



FINANCIAL INFORMATION
2013 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended May 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 1-4887

TEXAS INDUSTRIES, INC.

(Exact name of Registrant as specified in its Charter)

Delaware	**75-0832210**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
1341 West Mockingbird Lane, Suite 700W, Dallas, Texas	**75247-6913**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (972) 647-6700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 Par Value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant was approximately $1,335,904,339, computed by reference to the price at which the common stock was last sold on the New York Stock Exchange as of November 30, 2012, the last business day of the Registrant's most recently completed second fiscal quarter.

There were 28,576,319 shares of the Registrant's common stock outstanding as of July 9, 2013.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the Registrant's definitive proxy statement for the 2013 annual meeting of shareholders are incorporated by reference into Part III.



TABLE OF CONTENTS



PART I

ITEM 1. *BUSINESS*

When used in the Report, the terms "Company," "we," "us," or "our" mean Texas Industries, Inc. and subsidiaries unless the context indicates otherwise.

General

We are a leading supplier of heavy construction materials in the southwestern United States through our three business segments: cement, aggregates and consumer products. Our cement segment produces gray portland cement and specialty cements. Our cement production and distribution facilities are concentrated primarily in Texas and California, the two largest cement markets in the United States. Based on production capacity, we are the largest producer of cement in Texas with a 32% share in that state. Our aggregates segment produces natural aggregates, including sand, gravel and crushed limestone. Our consumer products segment produces ready-mix concrete. We are a major supplier of natural aggregates and ready-mix concrete in Texas and northern Louisiana and, to a lesser extent, in Oklahoma and Arkansas. For financial information about our business segments, see Note 11 of Notes to Consolidated Financial Statements in Item 8 of this Report.

As of May 31, 2013, we had 123 manufacturing facilities in five states. In fiscal year 2013, our net sales were $697.1 million, of which 48% was generated by our cement segment, 19% by our aggregates segment, and 33% by our consumer products segment. During the year, we shipped 4.4 million tons of finished cement, 14.6 million tons of natural aggregates and 2.8 million cubic yards of ready-mix concrete. We also shipped 1.0 million cubic yards of lightweight aggregates before we transferred our lightweight aggregate production facilities to a subsidiary of Trinity Industries, Inc. in the asset exchange transaction described below.

During fiscal year 2013, we saw an increasing level of construction activity in the Texas area and, to a lesser extent, in California, although activity remained at levels significantly below those experienced prior to the recent recession. We have intensified our efforts on reducing costs, conserving cash and continuously improving our operations and sales. This will remain our focus as construction activity improves.

On April 1, 2011 we entered into an asset exchange transaction in which we acquired the ready-mix operations of Transit Mix Concrete and Materials Company, a subsidiary of Trinity Industries, Inc., that serve the central Texas market from north of San Antonio to Hillsboro, Texas. In exchange for the ready-mix facilities, we transferred to Trinity Materials, Inc., also a subsidiary of Trinity Industries, Inc., the aggregate operations at the Anacoco sand and gravel plant, which serves the southwest Louisiana and southeast Texas markets, and the Paradise and Beckett sand and gravel plants, which both serve the north Texas market.

On July 29, 2011, we acquired from CEMEX, USA three ready mix concrete plants and one sand and gravel plant in the Austin metropolitan market, adding to our existing ready mix and aggregate presence in the region. As a part of the transaction, we transferred to CEMEX USA seven ready mix concrete plants in the Houston market.

On November 18, 2011, we entered into a joint venture agreement with Ratliff Ready-Mix , L.P., a ready mix operator based in Waco, Texas. We contributed seven of our central Texas ready-mix plants and certain related assets to the joint venture in return for a 40% equity interest. We also guaranteed approximately $13 million of joint venture debt.

On April 16, 2012, we sold our Texas based packaged products operations to Bonsal American, a unit of Oldcastle, Inc. The transaction included five production facilities in the Dallas-Fort Worth Metroplex, the Houston metro area, and the Austin/Central Texas region. We entered into a long-term cement supply agreement with Bonsal as a part of the transaction.

On April 20, 2012, we sold our aggregate rail distribution terminal including 154 acres of land and associated assets in Stafford, Texas, south of Houston, to Lex Missouri City, LP. We continue to supply aggregates to the Houston market through our aggregate distribution terminal in Katy, Texas, west of Houston.

On March 22, 2013, we exchanged our expanded shale and clay manufacturing facilities in Texas, Colorado and California, our DiamondPro® product line and related assets for 42 ready-mix concrete plants stretching from Texarkana to Beaumont in east Texas and in southwestern Arkansas, two aggregate distribution facilities in Beaumont and Port Arthur, Texas, $8.5 million in cash and related assets owned by subsidiaries of Trinity Industries, Inc.

During the spring of 2013 we completed the commissioning of our new cement kiln and related production equipment at our Hunter, Texas cement plant. The new kiln has annual cement production capacity of approximately 1.4 million tons. The total capital cost of the project was approximately $374.1 million, excluding capitalized interest of $105.2 million related to the project. Concurrently with the commissioning of the new kiln, we shut down our existing kiln for installation of a new baghouse in order to meet the requirements of new federal environmental regulations, and to make other repairs and equipment upgrades. The original kiln has annual cement production capacity of approximately .9 million tons, and is expected to be ready to return to production in the first calendar quarter of 2014.

We expect our capital expenditures in fiscal year 2014 to be $30 million to $40 million.

Our Competitive Strengths and Strategies

We believe the following competitive strengths and strategies are key to our ability to grow and compete successfully:

Leading Market Positions. We strive to be a major supplier in markets that have attractive characteristics, such as large market size, above average long-term projected population growth, strong economic activity and a year-round building season. Based on production capacity, we are the largest producer of cement in Texas with a 32% share of total production capacity, and the second largest producer of cement in southern California. We believe we are also the second largest supplier of stone, sand and gravel natural aggregate products in North Texas, one of the largest suppliers of ready-mix concrete in north Texas, east Texas and the central Texas/Austin region, and one of the largest suppliers of sand and gravel aggregate products and ready-mix concrete in northern Louisiana. We believe our leadership in these markets enhances our competitive position.

Integrated Operations. Historically, a significant part of our operating approach has focused on the synergies available from operating in the cement, aggregate and ready-mix businesses. We plan to continue to assess opportunities to enhance our operations in similar ways.

Low Cost Supplier. We strive to be a low cost supplier in our markets. We believe we have some of the most efficient cement production capacity in the industry. We focus on optimizing the use of our equipment, enhancing our productivity and exploring new technologies to further improve our unit cost of production at each of our facilities. Efficient plant designs, high productivity rates and innovative manufacturing processes are all results of our focus on being a low cost supplier.

Strategic Locations and Markets. The strategic locations of our facilities near our customer base and sources of raw materials allow us to access the largest cement consuming markets in the United States. Our cement manufacturing facilities are located in Texas and California, the two largest U.S. cement markets. During calendar year 2012, Texas and California accounted for approximately 13.6 million and 8.3 million tons, respectively, of cement consumption or approximately 15% and 10%, respectively, of total U.S. cement consumption. California and Texas have also been the largest beneficiaries of federal transportation funding during the last several years. Funds distributed under federal highway legislation historically have comprised a majority of California and Texas' public works spending. Additionally, Texas utilizes private sources of funds for highway construction through public-private partnerships.

Diversified Product Mix and Broad Range of End-User Markets. Our revenue streams are derived from multiple end-user markets, including the public works, residential, commercial, industrial and institutional construction sectors, as well as the oil and gas industry. Accordingly, we have a broad and diverse customer base. Our diversified mix of products provides access to this broad range of end-user markets and helps mitigate the exposure to cyclical downturns in any one product or end-user market. No one customer accounted for more than 10% of our net sales in fiscal year 2013.



Long-Standing Customer Relationships. We have established a solid base of long-standing customer relationships. For example, our ten largest customers during fiscal year 2013 have done business with us for an average of 15 years. We strive to achieve customer loyalty by delivering superior customer service and maintaining an experienced sales force with in-depth market knowledge. We believe our long-standing relationships and our leading market positions help to provide additional stability to our operating performance and make us a preferred supplier.

Experienced Management Team. Mel Brekhus, our chief executive officer, Ken Allen, our chief financial officer, Jamie Rogers, our chief operating officer, and the vice presidents for the cement, aggregates and consumer products segments have an average of almost 25 years of industry experience. Our management team has led our company through several industry cycles and has demonstrated the ability to successfully complete and operate major expansion projects.

Products

Cement Segment

Our cement operations produce gray portland cement as our principal product. We also produce specialty cements such as masonry and oil well cements. Our cement production facilities are located at Midlothian, Texas, south of Dallas/Fort Worth, Hunter, Texas, between Austin and San Antonio; and Oro Grande, California, near Los Angeles. The limestone reserves used as the primary raw material are located on property we own adjacent to each of the plants. We also operate a cement terminal and packaging facility at our Crestmore plant near Riverside, California, and we operate its gray portland cement grinding facility on an as needed basis. Additional information about our cement production facilities and associated limestone reserves is provided in Item 2, Properties, of this Report.

We produced approximately 4.3 million tons of finished cement during fiscal year 2013. We shipped approximately 4.4 million tons during the year, of which 3.8 million tons were shipped to outside trade customers. At May 31, 2013, our backlog was approximately 1.0 million tons, approximately .4 million tons of which we do not expect to fill in fiscal year 2014. At May 31, 2012, our backlog was approximately .9 million tons.

During the recent recession, we modified our operating processes in order to reduce costs and more closely match cement production to demand in our markets. We expect to realize the benefits that come with the normal operation of our cement production facilities as construction activity improves in our markets. However we will continue to temporarily idle our cement kilns to the extent necessary to control inventories.

In July 2010 we decided to surrender the operating permits for the four wet kilns at our Midlothian plant, which had a rated annual production capacity of 600,000 tons of clinker. We plan to replace the production capacity of the wet kilns by increasing the much more efficient capacity of the large modern dry process kiln at the plant. Closing the four wet kilns allowed us to obtain the permits needed to enhance and optimize the dry kiln. We do not yet have a schedule to construct the enhancements, so we cannot yet estimate the cost for the enhancements.

The primary fuel source for all of our facilities is coal, which can be supplemented with natural gas, petroleum coke, tires and other fuels at some of our locations. Our facilities also consume large amounts of electricity. We believe that adequate supplies of both fuel and electricity are available.

We market our cement products in the southwestern United States. Our principal marketing area includes the states of Texas, Louisiana, Oklahoma, California, Nevada and Arizona. Sales offices are maintained in the marketing area and sales are made primarily to numerous customers in the construction industry, no one of which would be considered material to our business.

Cement is distributed by rail or truck to 5 distribution terminals located throughout the marketing area. Transportation costs vary depending on the mode of transportation utilized.

Aggregates Segment

Natural Aggregates. Our natural aggregate operations produce sand, gravel and crushed limestone. These operations are conducted from facilities primarily serving the Dallas/Fort Worth and Austin areas in Texas; the southern Oklahoma area; and the Alexandria and Monroe areas in Louisiana. Additional information about our natural aggregates production facilities and associated reserves is provided in Item 2, Properties, of this Report.

We produced approximately 14.2 million tons of natural aggregates during fiscal year 2013. We shipped approximately 14.8 million tons of natural aggregates during fiscal year 2013, of which 11.3 million tons were shipped to outside trade customers. At May 31, 2013, our backlog was approximately 1.5 million tons, approximately 1.4 million tons of which we expect to ship in fiscal year 2014. At May 31, 2012, our backlog was approximately 1.4 million tons.

The cost of transportation limits the marketing of aggregate products to the areas within approximately 100 miles of the plant or terminal sites. Sales are therefore related to the level of construction activity near the plants and terminals. The products are marketed by our sales organization located in the areas served by the plants and terminals and are sold to numerous customers, no one of which would be considered material to our business.

Products are distributed to trade customers principally by contract or customer-owned haulers or through rail distribution facilities. To enhance our efficiency and competitiveness, particularly in sales of crushed stone, we strive to establish direct rail links between production facilities and our key markets, reducing the cost of transportation. We have installed rail capacity at our crushed stone plants and 6 rail terminals close to major markets, which allows rapid loading and unloading of product. In local areas surrounding our rail terminals, we believe we have a transportation cost advantage over some competing suppliers who rely to a greater extent on truck transportation.

Lightweight Aggregates. Until March 2013 we manufactured expanded shale and clay lightweight aggregates at production facilities located in Texas, California and Colorado. On March 22, 2013 we transferred our lightweight aggregates facilities to a subsidiary of Trinity Industries, Inc. in connection with the asset exchange transaction described above. Prior to the transaction, we produced approximately 0.9 million cubic yards of lightweight aggregates during fiscal year 2013. We shipped approximately 1.0 million cubic yards of lightweight aggregates during fiscal year 2013, of which approximately 0.9 million cubic yards were shipped to outside trade customers.

Consumer Products Segment

Ready-mix Concrete. Our ready-mix concrete operations are situated in three areas in Texas (the Dallas/Fort Worth/Denton area of north Texas, the Austin area of central Texas and from Beaumont to Texarkana in east Texas), in north and central Louisiana, and in southwestern Arkansas. We acquired 39 of the locations in east Texas and 3 in Arkansas on March 22, 2013, as part of the asset exchange transaction described above. We are also a 40% partner in a joint venture that has ready mix concrete operations in the northern part of central Texas area centered around Waco, Texas. Additional information about our ready mix concrete production facilities is provided in Item 2, Properties, of this Report.

We shipped approximately 2.8 million cubic yards of ready-mix concrete during fiscal year 2013. At May 31, 2013, our backlog was approximately 2.4 million cubic yards, approximately 1.7 million cubic yards of which we expect to ship in fiscal year 2014. At May 31, 2012, our backlog was approximately 1.8 million cubic yards.

We manufacture and supply a substantial amount of the cement and aggregates raw materials used by our ready-mix plants. The remainder is purchased from outside suppliers. Ready-mix concrete is sold to various contractors in the construction industry, no one of which would be considered material to our business. We believe that we are a significant participant in the Texas and Louisiana concrete products markets in which we operate. Because we are a producer of cement and aggregates, the primary components of concrete, we believe that our customers view us as a reliable supplier of quality concrete, particularly during times that the supply of raw materials is tight.



Other Products. Until April 2012, we manufactured and marketed packaged concrete mix, mortar, sand and related packaged products from bagging plants and distribution sites we owned in the Dallas/Fort Worth, Austin and Houston areas in Texas. We also marketed our Maximizer packaged concrete mixes in southern California. On April 16, 2012 we sold our Texas based packaged products operations to Bonsal American, a unit of Oldcastle, Inc. The transaction included five production facilities in the Dallas-Fort Worth Metroplex, the Houston metro area, and the Austin/Central Texas region, and included rights to the Maximizer name and technology. We entered into a long-term cement supply agreement with Bonsal as a part of the transaction.

Competition

All of the product segments and markets in which we participate are highly competitive. These markets are also generally regional because transportation costs are high relative to the value of the product. Ready-mix concrete also competes in relatively small geographic areas due to delivery time constraints associated with pre-mixed concrete after the addition of water. As a result, in our aggregates and consumer products markets, there is little competition from imported products. However, our cement segment does compete with imported cement because of the higher value of the product and the existence of major ports in some of our markets.

The nature of our competition varies among our product lines due to the widely differing amounts of capital necessary to build production facilities. Construction of cement production facilities is highly capital intensive and requires long lead times to complete engineering design, obtain regulatory permits, acquire equipment and construct a plant. Most domestic producers of cement are owned by large foreign companies operating in multiple international markets. Many of these producers maintain the capability to import cement from foreign production facilities.

Sand and gravel production by dredging, or crushed stone production from stone quarries, is moderately capital intensive. Our major competitors in the aggregates markets are typically large vertically integrated companies.

Ready-mix concrete production requires relatively small amounts of capital to build a concrete batching plant and acquire delivery trucks. As a result, in each local market we face competition from numerous small producers as well as large vertically integrated companies with facilities in many markets.

Due to the lack of product differentiation, competition for all of our products is based largely on price and, to a lesser extent, quality of product and service. As a result, the prices that we charge our customers are not likely to be materially different from the prices charged by other producers in the same markets. Accordingly, our profitability is generally dependent on the level of demand for cement, aggregates and concrete products in the local markets we serve, and on our ability to control operating costs.

Employees

At May 31, 2013, we had approximately 2,040 employees. Approximately 140 employees at our Oro Grande, California cement plant are covered by a collective bargaining agreement with an expiration date in June 2015. Approximately 37 employees at our Crestmore plant near Riverside, California are covered by a collective bargaining agreement that expires in August 2013. We expect to reach agreement on a new collective bargaining agreement, but we cannot guarantee this result, nor can we predict what action the union may take if we cannot reach agreement.

We believe our relationship with our employees is good.

Legal Proceedings

In March 2008, the South Coast Air Quality Management District, or SCAQMD, informed one of our subsidiaries, Riverside Cement Company (Riverside), that it believed that operations at the Crestmore cement plant in Riverside, California caused the level of hexavalent chromium, or chrome 6, in the air in the vicinity of the plant to be elevated above ambient air levels. Chrome 6 has been identified by the State of California as a carcinogen. Riverside immediately began taking steps, in addition to its normal dust control procedures, to reduce dust from plant operations and eliminate the use of open clinker stockpiles. In February 2008, the

SCAQMD placed an air monitoring station at the downwind property line closest to the open clinker stockpiles. In the SCAQMD's first public report of the results of its monitoring, over the period of February 12 to April 9, 2008, the average level of chrome 6 was 2.43 nanograms per cubic meter, or ng/m³. Since that time, the average level has decreased. The average levels of chrome 6 reported by the SCAQMD at all of the air monitoring stations in areas around the plant, over the entire period of time they have operated those stations, including the station at the property line, average below 1.0 ng/m³ over the entire period of time it has operated the stations. The SCAQMD compared the level of exposure at the air monitor on our property line with the following employee exposure standards established by regulatory agencies:

Occupational Safety and Health Administration	5,000 ng/m³
National Institute for Occupational Safety and Health	1,000 ng/m³
California Environmental Protection Agency	200 ng/m³

In public meetings conducted by the SCAQMD, it stated that the risk of long term exposure immediately adjacent to the plant is similar to living close to a busy freeway or rail yard, and it estimated an increased risk of 250 to 500 cancers per one million people, assuming continuous exposure for 70 years. Riverside has not determined how this particular risk number was calculated by SCAQMD. However, the Riverside Press Enterprise reported in a May 30, 2008 story that "John Morgan, a public health and epidemiology professor at Loma Linda University, said he looked at cancer cases reported from 1996 to 2005 in the census [tract] nearest the [plant] and found no excess cases. That includes lung cancer, which is associated with exposure to hexavalent chromium."

In late April 2008, a lawsuit was filed in Riverside County Superior Court of the State of California styled Virginia Shellman, et al. v. Riverside Cement Holdings Company, et al. The lawsuit against three of our subsidiaries purports to be a class action complaint for medical monitoring for a putative class defined as individuals who were allegedly exposed to chrome 6 emissions from our Crestmore cement plant. The complaint alleges an increased risk of future illness due to the exposure to chrome 6 and other toxic chemicals. The suit requests, among other things, establishment and funding of a medical testing and monitoring program for the class until their exposure to chrome 6 is no longer a threat to their health, as well as punitive and exemplary damages.

Since the Shellman lawsuit was filed, five additional putative class action lawsuits have been filed in the same court. The putative class in each of these cases is the same as or a subset of the putative class in the Shellman case, and the allegations and requests for relief are similar to those in the Shellman case. As a consequence, the court has stayed four of these lawsuits until the Shellman lawsuit is finally determined.

Since August 2008, additional lawsuits have been filed in the same court against Texas Industries, Inc. or one or more of our subsidiaries containing allegations of personal injury and wrongful death by approximately 3,000 individual plaintiffs who were allegedly exposed to chrome 6 and other toxic or harmful substances in the air, water and soil caused by emissions from the Crestmore plant. The court has dismissed Texas Industries, Inc. from the suits, and our subsidiaries operating in Texas have been dismissed by agreement with the plaintiffs. Most of our subsidiaries operating in California remain as defendants. The court has dismissed from these suits plaintiffs that failed to provide required information, leaving approximately 2,000 plaintiffs.

Since January 2009, additional lawsuits have been filed against Texas Industries, Inc. or one or more of our subsidiaries in the same court involving similar allegations, causes of action and requests for relief, but with respect to our Oro Grande, California cement plant instead of the Crestmore plant. The suits involve approximately 300 individual plaintiffs. Texas Industries, Inc. and our subsidiaries operating in Texas have been similarly dismissed from these suits. The court has dismissed from these suits plaintiffs that failed to provide required information, leaving approximately 250 plaintiffs. Prior to the filing of the lawsuits, the air quality management district in whose jurisdiction the plant lies conducted air sampling from locations around the plant. None of the samples contained chrome 6 levels above 1.0 ng/m³.

The plaintiffs allege causes of action that are similar from suit to suit. Following dismissal of certain causes of action by the court and amendments by the plaintiffs, the remaining causes of action typically include, among other things, negligence, intentional and negligent infliction of emotional distress, trespass, public and private



nuisance, strict liability, willful misconduct, fraudulent concealment, unfair business practices, wrongful death and loss of consortium. The plaintiffs generally request, among other things, general and punitive damages, medical expenses, loss of earnings, property damages and medical monitoring costs. At the date of this report, none of the plaintiffs in these cases has alleged in their pleadings any specific amount or range of damages. Some of the suits include additional defendants, such as the owner of another cement plant located approximately four miles from the Crestmore plant or former owners of the Crestmore and Oro Grande plants. We will vigorously defend all of these suits but we cannot predict what liability, if any, could arise from them. We also cannot predict whether any other suits may be filed against us alleging damages due to injuries to persons or property caused by claimed exposure to chrome 6.

We are defendants in other lawsuits that arose in the ordinary course of business. In our judgment the ultimate liability, if any, from such legal proceedings will not have a material effect on our consolidated financial position or results of operations.

Environmental

We are subject to various federal, state and local environmental, health and safety laws and regulations. These laws and regulations govern, among other things:

- air emissions,
- wastewater discharges,
- generation, use, handling, storage, transportation and disposal of hazardous substances and wastes,
- investigation and remediation of contamination existing at current and former properties, and at third-party waste disposal sites,
- exposure limits of our employees and others to dust, silica and other substances, and
- safety standards for operating our quarries and plant equipment.

Sources of air emissions and wastewater discharges at our facilities are regulated by a combination of permit limitations and emission standards of national and statewide application. The laws and regulations requiring permits and establishing emission standards have tended to become increasingly stringent over time. In addition, permits are subject to modification, renewal and revocation requirements, which allow issuing agencies to tighten the permit limitations.

Many of the raw materials, products and by-products associated with the operation of any industrial facility, including those for the production of cement or concrete products, contain chemical elements or compounds that can be designated as hazardous. An example is the metals present in cement kiln dust, or CKD. Currently, CKD is exempt from hazardous waste management standards under the Resource Conservation and Recovery Act, or RCRA, if certain tests are satisfied. We have demonstrated that the CKD we generate satisfies these tests, but there can be no guarantee that the tests will not be changed in the future.

Like others in our business, we expend substantial amounts to comply with these environmental, health and safety laws, regulations and permit limitations, including amounts for pollution control equipment required to monitor and regulate air emissions and wastewater discharges. Since many of these requirements are subjective and therefore not quantifiable, or are presently not determinable, or are likely to be affected by future legislation or rule making by government agencies, it is not possible to accurately predict the aggregate future costs of compliance and their affect on our future results of operations or financial condition.

For additional information about the environmental, health and safety risks inherent in our operations, see "Legal Proceedings" above and Item 1A, Risk Factors, in this Report.

Intellectual Property

We own trademarks such as TXI® and certain process patents. We believe that none of our active trademarks or patents are essential to our business as a whole.

Real Estate

We own significant amounts of land that was acquired for our business purposes such as mining limestone, sand, gravel and clay. When mining is completed or land becomes surplus for other reasons, we sell it for development or, in some instances, develop it ourselves. We are involved in the sale of land in a high quality industrial and multi-use park that we developed in the metropolitan area of Dallas/Fort Worth, Texas, and we are developing plans for a multi-use development in the Austin, Texas area.

Research and Development

We incurred no research and development cost for any of the past three fiscal years. All of our innovations are developed through the production process.

Executive Officers of the Registrant

Following is information as of June 30, 2013 about our executive officers:

Mel G. Brekhus, age 64, has been President and Chief Executive Officer since June 1, 2004. From 1998 through May 2004, he was Executive Vice President, Cement, Aggregate and Concrete. He joined us in 1989 as Vice President, Cement Production and within a short period became Vice President, Cement. His career in the cement industry began in 1972 when he joined Lehigh Portland Cement Company (1972-1983). While at Lehigh, he held various positions throughout the United States as Chemist, Production Manager and Plant Manager. He was Technical Manager and Plant Manager for Missouri Portland Cement Company (1984-1989) in their Midwest operations. His professional affiliations include the Portland Cement Association, where he is Past Chairman and presently a Director.

Kenneth R. Allen, age 55, has been Vice President, Finance and Chief Financial Officer since August 1, 2008. Mr. Allen joined us in 1985 and became Treasurer in 1991 and Vice President and Treasurer in 1999. He continued to serve as Treasurer until July 2008, and from September 2009 until April 2011. Mr. Allen is a director of The Empire District Electric Company.

Frederick G. Anderson, age 62, has been Vice President, General Counsel and Secretary since November 2004. He has been a practicing attorney for over 30 years. From March 2003 until November 2004 he engaged in the private practice of law, including as of counsel to Davis Munck P.C., a Dallas, Texas based law firm. Prior to March 2003, he was Senior Vice President, General Counsel and Secretary of two public companies and a partner in a large international law firm. Mr. Anderson maintains membership in the State Bar of Texas and Dallas Bar Association. He is a former Chairman of the Legal Counsels Committee of the Portland Cement Association.

Barry M. Bone, age 55, has been Vice President-Real Estate since 1995 and President of Brookhollow Corporation, our real estate subsidiary, since 1991. He joined us in 1982 and has served in various real estate positions since then.

Michael P. Collar, age 60, has been Vice President-Human Resources of the Company since June 1, 2010. From June 2002 until June 2010, he was Director, Human Resources of the Company. Prior to joining the Company in 2002, Mr. Collar had over 20 years of human resources experience with companies such as Ford Motor Company and Atlantic Richfield Company. Mr. Collar is a member of the Executive Committee of the Cement Employers Association.

James B. Rogers, age 46, has been Vice President and Chief Operating Officer since June 1, 2011. From August 2002 through May 2011, he was Vice President-Consumer Products. He joined us in 1996 and has held various positions in our cement, aggregates and concrete operations since then. He is a director of the National Ready-Mix Concrete Association and the Texas Aggregates and Concrete Association.

T. Lesley Vines, Jr. age 50, has been Vice President-Corporate Controller since 2004 and Treasurer since April 2011. He was Assistant Treasurer from September 2009 to April 2011. He joined us in November 1995 as the Corporate Tax Manager and later became our Director of Accounting and Tax prior to becoming the Vice President-Corporate Controller. Prior to 1995, he was a Senior Manager with Ernst & Young. Mr. Vines is a Certified Public Accountant.

Executive officers are elected annually by the board of directors and serve at the pleasure of the board.



Available Information

Our company was incorporated in Delaware in 1951. Our internet address is www.txi.com. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. The SEC maintains an internet web site that contains our reports, proxy statements and other information that is filed electronically with the SEC, which may be accessed at http://www.sec.gov. You may read and copy our reports, proxy statements and other information at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call (800) SEC-0330 for further information on the Public Reference Room.

We make available, free of charge, through our investor relations website at http://investorrelations.txi.com our reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as soon as reasonably practicable after they are filed with the SEC. Our annual report to shareholders and Code of Ethics for the CEO and Senior Financial Officers are also available at this website. We intend to disclose amendments and waivers of our Code of Ethics on this website.

ITEM 1A. ***RISK FACTORS***

In addition to the risks discussed elsewhere in this annual report, you should carefully consider the risks described below before making an investment decision. If any such risks materialize, our business, results of operations, financial condition and cash flow could be materially and adversely affected. This could cause the trading price of our securities to decline, and you might lose all or part of your investment.

The availability and pricing of energy could materially and adversely affect our results of operations.

We are dependent upon energy sources, including electricity and fossil fuels, in our manufacturing and product delivery processes. We have generally not entered into any long-term contracts to satisfy our fuel and electricity needs, with the exception of some of our coal needs, which we obtain from specific mines pursuant to contracts that expire on December 31, 2016. Despite our long-term coal contracts, we expect our coal supplies could be interrupted in the event of rail service disruptions or mining difficulties. If we are unable to meet our requirements for fuel and electricity, we may experience interruptions in our production.

The cost of energy is one of our largest expenses. Prices for energy are subject to market forces largely beyond our control and can be quite volatile. Price increases that we are unable to pass through in the form of price increases for our products, or disruption of the uninterrupted supply of fuel and electricity, could adversely affect us.

Unexpected equipment failures, catastrophic events and scheduled maintenance may lead to production curtailments or shutdowns.

Our manufacturing processes are dependent upon critical pieces of equipment, such as our kilns and finishing mills. This equipment, on occasion, may be out of service as a result of unanticipated failures or damage during accidents. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our operations in California are also susceptible to damage from earthquakes, for which we maintain only a limited amount of earthquake insurance and, therefore, we are not fully insured against earthquake risk. We also have one to two-week scheduled outages at least once a year to refurbish our cement production facilities. Any significant interruption in production capability may require us to make significant capital expenditures to remedy problems or damage as well as cause us to lose revenue due to lost production time.

We are dependent on information technology to support many facets of our business.

If our information systems are breached or destroyed or fail due to cyber-attack, unauthorized access, natural disaster, or equipment breakdown, our business could be interrupted, proprietary information could be lost or stolen, and our reputation could be damaged. We take measures to protect our information systems from such occurrences, but we cannot assure you that our efforts will always prevent them. Our business could be negatively affected by any such occurrences.

Our future success depends upon attracting, developing and retaining qualified key personnel.

Our success in attracting qualified key personnel, particularly in leadership positions, is affected by the availability of a pool of workers with the training and skills necessary to fill the available positions, our ability to offer competitive compensation and benefit packages and our ability to effectively develop and train our employees.

Third-party truck and rail transportation is subject to delays and rate fluctuations.

We rely heavily on third-party truck and rail transportation to ship our products to customers and coal to our plants. Rail and trucking operations are subject to capacity constraints, high fuel costs and various hazards, including extreme weather conditions and slowdowns due to labor strikes and other work stoppages. In Texas, we compete for third party trucking services with operations in the oil and gas fields, which can significantly constrain the availability of those services to us. If there are material changes in the availability or cost of rail or trucking services, we may not be able to arrange alternative and timely means to ship our products or coal at a reasonable cost, which could lead to interruptions or slowdowns in our businesses or increases in our costs.

Our business is seasonal and inclement weather can affect our quarterly results.

Our operating profit is generally lower in our fiscal third quarter ending on the last day of February than it is in our other fiscal quarters because of the impact of winter weather on construction activity. Although southern California and Texas are regions characterized by longer periods of favorable weather than in many parts of the U.S., extended periods of inclement weather in one of our market regions can reduce construction activity at any time of the year and negatively affect our financial results in the periods in which the inclement weather occurs.

Our business is cyclical and regional in nature. Some of our competitors may cope better than we can with adverse economic and market conditions.

Demand for our products is derived primarily from public (infrastructure), residential and non-residential construction activity in our markets in the Texas region and the southern California region. Construction activity in each of these markets is cyclical due to its sensitivity to economic conditions in these markets. During the recent economic recession, we experienced significant declines in both sales volumes and prices for our products in all of our market areas. Due to the high fixed-cost nature of our business, our profitability can be significantly and negatively affected by declining volumes, and decreasing prices exacerbate the affect. During fiscal year 2013, we saw an increasing level of construction activity in our markets in the Texas area and, to a lesser extent, in California, although activity remained at levels significantly below those experienced prior to the recent recession. As a result we reported losses in the first three fiscal quarters of 2013.

The cement, aggregate and concrete markets are generally regional because transportation costs are high relative to the value of the product. Economic factors may fluctuate more widely in regional markets than in the United States as a whole. As a result, our operating results are subject to significant fluctuation from one region to another. Because we sell most of our cement in Texas and southern California, and because cement sales have historically contributed more to our profitability than any other product line, significant declines in cement demand or prices in Texas or southern California could have a negative impact on us.

Some of our competitors are larger and more profitable than we are, and have greater financial resources or less financial leverage than we do. As a result, these competitors may cope better than we can with adverse economic or market conditions that may cause downward pressure on prices or volumes or upward pressure on costs. They may have an advantage over us in negotiating advantageous terms with vendors and customers, attracting and retaining key employees or in other ways.



Our business is sensitive to governmental budget constraints.

Our customers engage in a substantial amount of construction in which government funding is an important component. The level of public construction activity is subject to government budget constraints and political shifts, which can result in funding reductions or reallocations.

Federal funding has historically comprised a majority of California and Texas' public works spending. Federal highway funding has typically been provided through multi-year highway funding authorization bills. After a series of short-term extensions of the previous transportation funding bill, a new funding bill was signed by the President in July 2012. The bill authorizes approximately $118 billion of funding for surface transportation programs for the 27 month period ending September 30, 2014. Spending constraints resulting from budget negotiations in Congress may limit expenditure of the authorized funding or amounts authorized in any future funding bills.

State budgets in Texas and California were constrained by the recent recession, which negatively affected state funding for public works projects. A significant decrease in public works spending in either Texas or California for any reason could have an adverse impact on us.

Climate change could impact our business and financial results in ways that cannot be accurately predicted.

Except for the potential impact on us of legal or regulatory limits on emissions of greenhouse gases, which are discussed elsewhere in this report, we do not expect the effects of climate change to have a significant impact on us in the near term. Over the longer term, such effects are highly uncertain. On one hand, we expect that the impact of future climate change laws and regulations on energy producers and other vendors could increase our energy and other costs. Changes in rainfall and other weather patterns could result in localized shortages of water, a critical resource in our manufacturing processes. Since the process of manufacturing cement produces carbon dioxide, a greenhouse gas, researchers could develop alternative manufacturing processes or products that produce reduced or no greenhouse gases. If such processes or products were successful in the marketplace, the impact on us could be either positive or negative, depending on whether we could economically use the process or produce the product. On the other hand, it is possible that demand for our products could increase as certain geographic areas or industries cope with other impacts of climate change. All of these potential impacts are speculative, however, and the ultimate effects on our business and financial results cannot be accurately predicted.

The enforcement of environmental, health and safety laws and regulations may result in liability for civil or criminal fines or penalties or curtailment or suspension of our operations. We may become liable for environmental injury to persons or property.

We are subject to various federal, state and local environmental, health and safety laws, regulations and permits as described more fully under the caption "Environmental Matters" in Item 1, Business. The U.S. Environmental Protection Agency, the Occupational Safety and Health Administration, the Mining Safety and Health Administration and various state agencies are charged with enforcing these laws, regulations and permits. These agencies can impose substantial civil and criminal fines and penalties, as well as curtail or suspend our operations, for violations and non-compliance. Moreover, private parties may bring civil actions against us for injuries to persons and damages to property allegedly caused by our products or operations. We intend to comply with these laws, regulations and permits. However, from time to time we receive claims from federal and state regulatory agencies asserting that we are or may be in violation of certain of these laws, regulations and permits, or from private parties alleging that our products or operations have injured them or their property. See "Legal Proceedings" in Item 1, Business, for a description of certain claims. If violations of law, injury to persons, damage to property or contamination of the environment has been or is caused by the conduct of our business or hazardous substances or wastes used, generated or disposed of by us, we may be liable for such violations, injuries and damages and be required to pay the cost of investigation and remediation of such contamination.

Implementation of federal and state laws and regulations, changes in laws or regulations or permits, or discovery of currently unknown conditions could increase our cost of compliance, require additional capital expenditures, reduce or shut down production or hinder our ability to expand or build new production facilities.

California Climate Change Regulations. The "California Global Warming Solutions Act of 2006" required the California Air Resources Board, or CARB, to implement rules designed to achieve a statewide reduction in emissions of greenhouse gases, or GHGs, in California to 1990 levels by 2020. In response, CARB adopted rules that establish a market-based cap-and-trade program beginning on January 1, 2013. The rules apply to our cement plant in Oro Grande, California.

The rules establish a statewide cap on the level of GHG emissions from covered industries for each year from 2013 to 2020. The cap will decline approximately 2% to 3% per year. Individual facilities such as ours will not be assigned a specific limit on GHG emissions. Instead, we will be required to surrender allowances (each covering the equivalent of one ton of carbon dioxide) equal to our total GHG emissions. CARB will allocate allowances equal to the declining cap in a manner prescribed by the rules. To provide a gradual transition, CARB will provide significant free allowances to cement plants because they are energy intensive and trade exposed businesses. If our emissions exceed the number of allowances we receive, we may purchase additional allowances in the open market, buy them at a regular quarterly auction conducted by CARB or purchase them from a state price containment reserve. The rules establish a minimum price of $10 per ton for 2013, and actual prices will depend on market conditions.

Our allocation of free allowances will be based on our annual GHG intensity (i.e., our GHG emissions per unit of production) compared to the California cement sector intensity benchmark determined by CARB. Our level of free allowances will be reduced over time with the implementation of a cap adjustment factor intended to gradually reduce the statewide cap over time. We expect that the number of free allowances allocated to us will not be sufficient to cover all of our GHG emissions, but we will be unable to determine the total number of allowances that we will be required to purchase for any fiscal period until the period ends and our total GHG emissions for the period are determined. We have begun to purchase allowances to cover GHG emissions that we expect will exceed our free allowances.

We expect to incur additional costs because of these regulations. In addition to the cost of purchasing allowances, we also expect that our energy costs will increase due to the impact of these regulations on the electric utility industry. The California cement industry is discussing a number of issues with CARB, including a California border adjustment mechanism to help create a level playing field with imported cement, but it is uncertain whether such a mechanism will be implemented. The validity of the law and rules remains under attack in several lawsuits, the results of which remain uncertain. As a result of these and other uncertainties, at this time we cannot predict the ultimate cost or effect of the rules on our business.

Federal Climate Change Regulations. In May 2010, the EPA issued a final rule that requires us to incorporate best available GHG control technology in any new cement plant that we propose to build and in our existing cement plants when we propose to modify them in a manner that would increase GHG emissions (in our case, principally carbon dioxide emissions) by more than 75,000 tons per year. This rule was challenged in court by many public and private parties, but in June 2012 the U.S. Circuit Court for the District of Columbia upheld the GHG rules. The court's decision has been appealed to the U.S. Supreme Court, but the Court has not yet ruled on whether it will hear the case.

No technologies or methods of operation for reducing or capturing GHGs such as carbon dioxide have been proven successful in large scale applications other than improvements in fuel efficiency. In the event we propose to modify a plant in a way that would trigger the new rules, we do not currently know what the EPA will require as best available control technology for our cement plants or what conditions it will require to be added to our operating permits . In addition, we cannot predict the ultimate outcome of the appeal of the circuit court's decision upholding the GHG rules or the outcome of the policy debates in the U.S. Congress regarding the regulation of GHGs. Therefore, at this time, it is impossible to predict what the ultimate cost or effect of the EPA's GHG rules will be on our business.



Regional Climate Change Initiatives. Various states have banded together in initiatives to develop regional strategies to address climate change. Certain western states, including California, and Canadian provinces have formed the Western Climate Initiative. Some Midwestern states and a Canadian province are members of the Midwestern Greenhouse Gas Reduction Accord. Several northeastern and mid-Atlantic states have joined the Regional Greenhouse Gas Initiative. These initiatives call for establishing goals for reduction of greenhouse gas emissions in the member states and designing market-based mechanisms to help achieve these reduction goals. California's climate change laws and regulations are designed to coordinate with the Western Climate Initiative. Other states may join these initiatives or form additional initiatives or coalitions intended to regulate the emission of GHGs.

Federal Air Emission Regulations. In 2010 the EPA issued rules that dramatically reduced the permitted emissions of mercury, total hydrocarbons, particulate matter and hydrochloric acid from cement plants. After a court remanded the rules to the EPA for further action, revised final rules were issued in December 2012. The revised rules extended the compliance date from September 2013 to September 2015. Several environmental groups have challenged in court the extension of the compliance date, but we believe this challenge is unlikely to succeed.

We have conducted tests to analyze the current level of compliance of our cement plants with the standards in the revised rule. Based on information currently available to us, we believe that our plant in Oro Grande, California will not meet the mercury emission standard or the hydrochloric acid standard, The older kiln at our plant in Hunter, Texas will not meet the particulate matter standard. We expect that the new kiln at the Hunter plant, will meet the particulate matter and other standards. Although we believe that our plants meet the other emission requirements in the revised rules, we cannot yet assure you that this will be the case.

For the Oro Grande plant, we have identified mercury monitoring and control equipment that we believe will comply with the mercury standard, and we continue to evaluate other control methods that may comply with the standard at a lower cost. We also have identified equipment that we believe will comply with the hydrochloric acid standard. We are constructing a new bag house that we expect will bring the original kiln at the Hunter plant into compliance with the particulate matter standard. We currently believe the cost for installing monitoring and control equipment at both plants will be in the range of $25 million to $35 million.

It is our intention to comply with these rules, but at this time we cannot assure you that new equipment will be available and installed before the new standards take effect, or that such equipment, when installed, will reduce emissions sufficiently to meet the new standards.

Future litigation could affect our profitability.

The nature of our business exposes us to various litigation matters. These matters may include claims by private parties or governmental entities seeking compensatory and punitive damages, environmental clean up costs, penalties, injunctive relief or other types of recovery. The types of claims to which we may be subject include:

- Product liability claims that our products have caused injuries to persons or buildings, roadways, oil wells, or other structures to fail or not comply with specifications.
- Contract claims that we have breached a legally enforceable agreement in a manner that has damaged one or more other parties.
- Employment claims that we violated anti-discrimination, wage and hour, fair labor standards or other employment related laws, regulations or contracts.
- Claims by regulatory or administrative bodies that we have violated specified laws, regulations or permit conditions.
- Environmental claims that we have exposed individuals to or contaminated property with toxic or hazardous substances.
- Other tort claims that our actions or omissions caused damage to persons or property.

See "Legal Proceedings" in Item 1, Business, for a description of certain legal proceedings. We contest these matters vigorously and make insurance claims where appropriate. However, litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome of existing or future litigation. Although we make accruals as we believe warranted and in accordance with generally accepted accounting principles, the amounts that we accrue could vary significantly from any amounts we actually pay due to the inherent uncertainties and shortcomings in the estimation process. Future litigation costs, settlements or judgments could adversely affect us.

Our capital expenditures for expansion of our business or improvement of efficiencies may not strengthen our competitive position.

In order to strengthen our competitive position, in recent years we have made significant capital expenditures to expand our facilities. We expect to continue to enter into projects to expand production or improve efficiencies. Future projects could experience construction delays or cost overruns for many reasons, including inclement weather, unavailability of materials or equipment, unanticipated site conditions and unanticipated problems in obtaining required permits during construction, startup and commissioning. We cannot assure you that market conditions will be favorable, that the actual cost of the any projects will not exceed our cost projections or that additional financing, if required, will be available on acceptable terms. We cannot assure you that any new or expanded plant, when completed, will operate in accordance with its design specifications. If it does not, we could incur additional costs or production delays while problems are corrected. As we do not have control over the cost or the outcome of these factors, we cannot assure you that any planned expansion will occur on schedule or within budget.

As a result of these or other unanticipated factors, any future projects and related capital expenditures may not improve our competitive position and business prospects as anticipated.

Transactions we enter into to implement our business strategy involve risks.

As part of our growth strategy, we may expand existing facilities, build additional plants, acquire more reserves or operations, enter into joint ventures or form strategic alliances that we believe will expand or complement our existing business. If any of these transactions occur, they will likely involve some or all of the following risks:

- the potential disruption of our ongoing business;
- the diversion of resources and management's time and attention;
- the inability of management to maintain uniform standards, controls, procedures and policies;
- the difficulty of managing the operations of a larger company;
- the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;
- the risk of contractual or operational liability to joint venture participants or to third parties as a result of our participation;
- the difficulty of competing for acquisitions and other growth opportunities with companies having greater financial resources than we have; and
- the difficulty of integrating acquired operations and personnel into our existing business.

Pursuing our growth strategy may be required for us to remain competitive, but we may not be able to complete any such transactions or obtain financing, if necessary, for such transactions on favorable terms or at all. Future transactions may not improve our competitive position and business prospects as anticipated. They could reduce our sales or profit margins or increase our costs if they are not successful.



We have a substantial amount of debt which will require a significant amount of cash to service and which could have important consequences for us. Our ability to generate cash from operations or borrowing depends on many factors beyond our control.

Our debt could have important consequences for us. For example, it could:

- make it more difficult for us to satisfy our other obligations;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, investments and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business, the cement, aggregate and concrete industry or the markets in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt or debt with less restrictive terms; and
- limit, among other things, our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

Our ability to make payments on, or repay or refinance, our debt and to fund planned capital expenditures will depend largely upon the availability of financing and our future operating performance. In three out of the last five fiscal years we incurred a net loss. Our future operating performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future if needed to make payments on our debt will depend on our satisfaction of the covenants in our senior secured credit facility and our other current and future debt agreements. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facility or from other sources in an amount sufficient to pay our debt or to fund our other liquidity needs. If we are unable to generate sufficient cash flow to meet our debt service requirements, we may have to renegotiate the terms of our debt or obtain additional financing. We cannot assure you that we will be able to refinance any of our debt or obtain additional financing on commercially reasonable terms or at all. If we were unable to meet our debt service requirements or obtain new financing under these circumstances, we would have to consider other options, such as:

- sales of certain assets to meet our debt service obligations;
- sales of equity; and
- negotiations with our lenders to restructure the applicable debt.

Our debt agreements may restrict, or market or business conditions may limit, our ability to do any of these things.

The financing agreements governing our debt contain various covenants that limit our discretion in the operation of our business and could lead to acceleration of debt and foreclosure on collateral.

Our financing agreements impose operating and financial restrictions on our activities. Restrictions contained in these financing agreements also limit or prohibit our ability and certain of our subsidiaries ability to, among other things:

- pay dividends to our stockholders;
- make certain investments and capital expenditures;
- incur additional debt or sell preferred stock;
- create liens;
- restrict dividend payments or other payments from subsidiaries to us;

- engage in consolidations and mergers or sell or transfer assets;
- engage in transactions with our affiliates; and
- sell stock in our subsidiaries.

We are not required to maintain any financial ratios or covenants unless an event of default occurs or the unused portion of our borrowing base under our senior secured credit facility is less than $25 million, in which case we must comply with a fixed charge coverage ratio of 1.0 to 1.0.

At May 31, 2013 we were in compliance with our loan covenants. Various risks and events beyond our control could in the future affect our ability to comply with these covenants and maintain financial tests and ratios. If we cannot comply with the fixed charge coverage ratio in our senior secured credit facility and the unused portion of our borrowing base falls below $25 million, we may not be able to borrow under this facility. At May 31, 2013, our fixed charge coverage ratio was .40 to 1.0. Given this ratio, we may use only $111.9 million of the borrowing base as of such date. Because $32.6 million of the borrowing base was used to support letters of credit, the maximum amount we could borrow as of May 31, 2013 was $79.3 million.

Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements, terminate any commitments they made to supply us with further funds and foreclose on collateral. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by our financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. We cannot assure you that we would be able to obtain waivers or amendments of our financing agreements, if necessary, on acceptable terms or at all.

Our business could suffer if cement imports from other countries significantly increase or are sold in the U.S. in violation of U.S. fair trade laws.

The cement industry has in the past obtained antidumping orders imposing duties on imports of cement and clinker from other countries that violated U.S. fair trade laws. Currently, an antidumping order against cement and clinker from Japan will expire in 2016 unless it is extended by the Federal Trade Commission. As has always been the case, cement operators with import facilities can purchase cement from other countries, such as those in Latin America and Asia, which could compete with domestic producers. In addition, if environmental regulations increase the costs of domestic producers compared to foreign producers that are not subject to similar regulations, imported cement could achieve a significant cost advantage over domestically produced cement. An influx of cement or clinker products from countries not subject to antidumping orders, or sales of imported cement or clinker in violation of U.S. fair trade laws, could adversely affect us.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

General

As of May 31, 2013, we:

- manufactured cement at three facilities in Texas and California using limestone from adjacent quarries,
- produced natural aggregates (sand, gravel and crushed limestone) from 9 mines in Texas, Louisiana and Oklahoma, and
- manufactured ready-mix concrete at 103 plants in Texas, Louisiana and Arkansas.

In addition, we operated 5 cement distribution terminals, 6 aggregate distribution terminals, and 1 cement packaging facility.

The following map shows the locations of our cement, aggregate and ready-mix manufacturing and distribution facilities at May 31, 2013, all of which are in the United States.


Counties with one or more Ready Mix Concrete Facilities
NORTH
Cement Production Facility
Rail Terminal
Sand and Gravel Production Facility
Crushed Stone Production Facility
0
175
350
miles

Reserves are estimated by our geological and mine services group based upon drilling and testing data sufficient to elevate reserves to probable status. The estimates of reserves are of recoverable stone, sand and gravel of suitable quality for economic extraction, recognizing reasonable economic and operating constraints as to excavation, maximum depth of overburden, permit or zoning restrictions and lease terms on any leased property. Aggregate resource holdings are generally not reported as reserves until a recovery plan has been developed. The average estimated minimum reserves in years shown below are based on normalized annual rates of production. Certain individual locations may be subject to more limited reserves.

Cement

Our cement production facilities are located at three sites in Texas and California: Midlothian, Texas, south of Dallas/Fort Worth; Hunter, Texas, between Austin and San Antonio; and Oro Grande, California, near Los Angeles. The following table summarizes certain information about our cement manufacturing facilities at May 31, 2013:

Plant	Rated Annual Productive Capacity— Tons of Clinker	Manufacturing Process	Service Date	Internally Estimated Minimum Reserves—Years
Midlothian, TX	2,200,000	Dry	2001	58
Hunter, TX	2,250,000	Dry	2013 and 1981	100
Oro Grande, CA	2,200,000	Dry	2008	66
Total	6,650,000			

Reserves identified with the facilities shown above are contained on approximately 5,579 acres of land we own. At May 31, 2013, we estimate our total proven and probable limestone reserves to be approximately 892 million tons.

Our cement manufacturing facilities include kilns, crushers, pre-heaters/calciners, coolers, finish mills and other equipment used to process limestone and other raw materials into cement, as well as equipment used to extract and transport the limestone from the adjacent quarries. The cement manufacturing facilities are served by rail and truck. We believe the facilities are generally in good condition and suitable for the purposes for which they are used.

Natural Aggregates

Our natural aggregate operations are conducted from facilities primarily serving the Dallas/Fort Worth and Austin areas in Texas; the southern Oklahoma area; and the Alexandria and Monroe areas in Louisiana. The following table summarizes certain information about our natural aggregate production facilities at May 31, 2013.

Type of Facility and General Location	Number of Plants	Rated Annual Productive Capacity	Internally Estimated Minimum Reserves—Years
Crushed Limestone:			
North Central Texas	1	9.0 million tons	30
Oklahoma	1	6.0 million tons	90
Sand & Gravel:			
North Central Texas	2	2.3 million tons	15
Central Texas	2	2.3 million tons	25
Louisiana	3	0.9 million tons	10

Reserves identified with the facilities shown above and additional reserves available to support future plant sites are contained on approximately 19,646 acres of land, of which we own approximately 15,266 acres and lease the remainder. We typically acquire an option on a property prior to lease or purchase. At May 31, 2013, we estimate our total proven and probable aggregate reserves to be approximately 789 million tons, of which 83% are owned and 17% are leased.

Our crushed limestone production facilities include primary and secondary crushers used to process limestone extracted from quarries we own adjacent to each plant, as well as equipment to produce manufactured sand at each site. The stone facilities are served by rail and truck. Our sand and gravel production facilities include excavating or dredging equipment used to extract sand and gravel from open pits owned or leased near each plant. The sand and gravel facilities are served by truck. We use mining contractors to provide blasting services at our stone quarries and to extract limestone to fulfill certain sales contracts for larger specialty products such as rip rap used in erosion control. We believe the facilities are generally in good condition and suitable for the purposes for which they are used.



Ready-Mix Concrete

Our ready-mix concrete operations are situated in three areas in Texas (Dallas/Fort Worth/Denton, central Texas and east Texas), in north and central Louisiana, and southern Arkansas. The following table summarizes certain information about our ready-mix concrete facilities at May 31, 2013.

Location	Number of Plants	Number of Trucks
Texas	90	481
Louisiana	12	78
Arkansas	4	9

We hold approximately 810 acres for our current and future ready-mix concrete operations, of which we own approximately 683 acres and lease approximately 127 additional acres.

Our ready-mix concrete manufacturing facilities include batch plants and other equipment in addition to the delivery trucks listed above. The ready-mix concrete facilities are served by truck. We believe the facilities are generally in good condition and suitable for the purposes for which they are used.

Other

See "Intellectual Property" and "Real Estate" in Item 1, Business.

ITEM 3. ***LEGAL PROCEEDINGS***

The information required by this item is included in "Legal Proceedings" in Item 1 of this Report and in Note 10 to Consolidated Financial Statements in Item 8 of this Report.

ITEM 4. ***MINE SAFETY DISCLOSURES***

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K (17 CFR 229.104) is included in exhibit 95.1 to this report.

PART II

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market and Shareholder Information

Shares of our common stock, $1 par value, are traded on the New York Stock Exchange (ticker symbol TXI). There were 1,348 shareholder accounts of record as of June 30, 2013. Restrictions on the payment of dividends are described in Note 4 of Notes to Consolidated Financial Statements in Item 8 of this Report. On October 12, 2011, the Company suspended payment of its quarterly cash dividend. The following table sets forth for each of the fiscal quarterly periods ending with the month indicated the high and low prices per share for our common stock as reported on the New York Stock Exchange and cash dividends declared per share.

Per share	Aug.	Nov.	Feb.	May
2013				
Stock prices: High	$45.68	$47.33	$60.79	$75.30
Low	30.10	38.14	45.90	56.28
Cash dividends declared	—	—	—	—
2012				
Stock prices: High	$43.09	$39.34	$36.18	$38.66
Low	30.11	21.89	24.73	30.77
Cash dividends declared	0.075	—	—	—

Equity Compensation Plan Information

The following table summarizes our equity compensation plans as of May 31, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	1,508,533	$40.68	2,767,638
Equity compensation plans not approved by security holders(2)	4,635	—	—
Total	1,513,168	$40.56	2,767,638

(1) Our equity compensation plans are described in Note 7 of Notes to Consolidated Financial Statements in Item 8 of this Report.

(2) Represents common stock issuable under deferred compensation agreements in which directors elected to defer their fees. Compensation so deferred is denominated in shares of our common stock determined by reference to the average market price as specified by the terms of the individual agreement. Dividends are credited to the account denominated in shares of our common stock at a value equal to the fair market value of the stock on the date of payment of such dividend.

All shares of common stock issuable under our compensation plans are subject to adjustment to reflect any increase or decrease in the number of shares outstanding as a result of stock splits, combination of shares, recapitalizations, mergers or consolidations.



Recent Sales of Unregistered Securities

We did not sell unregistered equity securities during fiscal year 2013 that were not reported in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Issuer Purchases of Equity Securities

We are restricted by our loan covenants from purchasing our Common Stock on the open market. However, in connection with so-called "stock swap exercises" of employee stock options, shares are surrendered or deemed surrendered to the Company to pay the exercise price or to satisfy tax withholding obligations. The following table presents information with respect to such transactions which occurred during the three-month period ended May 31, 2013.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
March 1, 2013-March 31, 2013	—	—	—	—
April 1, 2013-April 30, 2013	—	—	—	—
May 1, 2013-May 31, 2013	16,575	65.82	—	—
Total	16,575	65.82	—	—

ITEM 6. *SELECTED FINANCIAL DATA*

$ In thousands except per share	**2013**	**2012**	**2011**	**2010**	**2009**
FOR THE YEAR					
Net sales	$ 697,081	$ 594,105	$ 571,906	$ 571,684	$ 770,823
Net income (loss) from continuing operations	(10,494)	1,928	(69,472)	(44,702)	(26,960)
Net income (loss) from discontinuing operations	35,044	5,548	4,559	5,849	9,313
Net income (loss)	24,550	7,476	(64,913)	(38,853)	(17,647)
Capital expenditures	92,518	105,983	44,637	12,840	286,451
PER SHARE INFORMATION					
Net income (loss) (diluted)					
Continuing Operations	$ (0.37)	$ 0.07	$ (2.49)	$ (1.61)	$ (0.98)
Discontinuing Operations	$ 1.24	$ 0.20	$ 0.16	$ 0.21	$ 0.34
Total Operations	$ 0.87	$ 0.27	$ (2.33)	$ (1.40)	$ (0.64)
Cash dividends	—	0.075	0.30	0.30	0.30
Book value	26.75	24.87	24.94	27.39	28.98
YEAR END POSITION					
Total assets	$1,635,825	$1,576,928	$1,551,011	$1,531,747	$1,572,544
Net working capital	187,297	218,299	260,822	257,684	232,704
Long-term debt	657,935	656,949	652,403	538,620	541,540
Shareholders' equity	753,464	696,271	695,582	761,248	803,145
Return on average common equity	3.4%	1.1%	(9.0)%	(4.9)%	(2.1)%
OTHER INFORMATION					
Diluted average common shares outstanding (in thousands)	28,163	28,016	27,825	27,744	27,614
Common stock prices					
High	$ 75.30	$ 43.09	$ 47.42	$ 48.70	$ 74.75
Low	30.10	21.89	27.28	27.36	12.58



ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

GENERAL

When used in this report the terms "Company," "we," "us" or "our" mean Texas Industries, Inc. and subsidiaries unless the context indicates otherwise.

We are a leading supplier of heavy construction materials in the southwestern United States through our three business segments: cement, aggregates and consumer products. Our principal products are gray portland cement, produced and sold through our cement segment; stone, sand and gravel, produced and sold through our aggregates segment; and ready-mix concrete, produced and sold through our consumer products segment. Our facilities are concentrated primarily in Texas, Louisiana and California.

Construction activity has continued to show a positive trend though levels remain well below pre-recession highs in both our Texas and California market areas. We have remained focused on increasing efficiency, reducing costs, and on managing our cash position as well as production levels, which we believe has had a significant positive impact on our operating results

In October 2007 we commenced construction on a project to expand our Hunter, Texas cement plant. In May 2009 we temporarily halted construction on the project because we believed that economic and market conditions made it unlikely that cement demand levels in Texas at that time would permit the new kiln to operate profitably if the project was completed as originally scheduled. We resumed construction in October 2010 and completed the commissioning phase at the end of April 2013. The total capital cost of the project was $374.1 million, excluding capitalized interest of $105.2 million related to the project.

In April 2011 we entered into an asset exchange transaction in which we acquired the ready-mix operations of Transit Mix Concrete and Materials Company, a subsidiary of Trinity Industries, Inc., that serve the central Texas market from north of San Antonio to Hillsboro, Texas. In exchange for the ready-mix facilities, we transferred to Trinity Materials, Inc., also a subsidiary of Trinity Industries, Inc., the aggregate operations at the Anacoco sand and gravel plant, which serves the southwest Louisiana and southeast Texas markets, and the Paradise and Beckett sand and gravel plants, which both serve the north Texas market. The exchange resulted in the acquisition of ready-mix property, plant and equipment of $17.4 million and the recognition of a gain of $12.0 million in 2011. The gain from the transaction is reported in our aggregates segment, and the operating results of the acquired ready-mix operations are reported in our consumer products segment.

In July 2011 we entered into an asset exchange transaction with CEMEX USA in which we acquired three ready-mix concrete plants and a sand and gravel plant that serve the Austin, Texas metropolitan market. In exchange, we transferred to CEMEX USA seven ready-mix concrete plants in the Houston, Texas market, and we designated four non-operating ready-mix plant sites in the Houston area as surplus real estate. The exchange resulted in the acquisition of ready-mix and aggregate property, plant and equipment of $6.1 million and the recognition of a gain of $1.6 million in 2012. The gain from the transaction and the operating results of the acquired ready-mix operations are reported in our consumer products segment, and the operating results of the acquired sand and gravel operations are reported in our aggregates segment.

In November 2011 we entered into a joint venture agreement with Ratliff Ready-Mix, L.P., a ready-mix operator based in Waco, Texas. We contributed seven of our central Texas ready-mix plants and certain related assets to the joint venture and guaranteed 50%, or $13.0 million of the debt of the joint venture. The joint venture was in compliance with all the terms of the debt as of May 31, 2013. The fair value of our 40% equity interest in the joint venture was $13.0 million which resulted in the recognition of a gain of $8.9 million in 2012. The gain from the transaction and our proportional share of the joint venture operating results are reported in our consumer products segment. The day to day business operations are managed by the 60% partner in the venture. The joint venture currently owns a total of twenty three ready-mix plants and serves the central Texas market. We supply cement to the joint venture.

In April 2012 we sold our Texas-based package products operations to Bonsal American, a unit of Oldcastle, Inc. The transaction included five production facilities that serve the Texas market from the Dallas-

Fort Worth area of north Texas to the Houston area of south Texas and extending through Austin and central Texas. The sale resulted in the recognition of a gain of $30.9 million in 2012. As a part of the agreement, we have entered into a long-term cement supply agreement with Bonsal American. The gain from the transaction is reported in our consumer products segment.

In April 2012 we sold our aggregate rail distribution terminal and associated assets located in Stafford, Texas to Lex Missouri City, LP, which resulted in the recognition of a gain of $20.8 million in 2012 that is reported in our aggregates segment.

On March 22, 2013, our subsidiaries exchanged their expanded shale and clay lightweight aggregates manufacturing business for the ready-mix concrete business of subsidiaries of Trinity Industries, Inc. in east Texas and southwest Arkansas. Pursuant to the agreements, we transferred our expanded shale and clay manufacturing facilities in Streetman, Texas; Boulder, Colorado and Frazier Park, California; and our DiamondPro® product line in exchange for 42 ready-mix concrete plants stretching from Texarkana to Beaumont in east Texas and in southwestern Arkansas, two aggregate distribution facilities in Beaumont and Port Arthur, Texas, $8.5 million in cash, and related assets. The exchange resulted in the acquisition of ready-mix property, plant and equipment of $25.3 million, $38.9 million in goodwill, and the recognition of a gain of $41.1 million. The operating results of the acquired ready-mix operations are reported in our consumer products segment. The gain resulting from the sale of the expanded shale and clay lightweight aggregates manufacturing business along with its operational results are reported as discontinued operations for the periods represented in this filing. See discussion in note 2 to our Consolidated Financial Statements in Item 8 of this Report.



RESULTS OF OPERATIONS

Management uses segment operating profit as its principal measure to assess performance and to allocate resources. Business segment operating profit consists of net sales less operating costs and expenses that are directly attributable to the segment. Corporate includes non-operating income and expenses related to administrative, financial, legal, human resources, environmental and real estate activities.

Consolidated sales for fiscal year 2013 were $697.1 million, an increase of $103.0 million from the prior year. Consolidated cost of products sold was $629.8 million, an increase of $69.2 million from the prior year. Increased sales were primarily due to higher shipments in all major products and higher average prices in all major products. Increase in cost of products sold is primarily due to cost associated with higher shipments and cement repair and maintenance costs. Consolidated gross profit was $67.3 million, an increase of $33.8 million from the prior fiscal year.

Consolidated sales for fiscal year 2012 were $594.1 million, an increase of $22.2 million from the prior fiscal year. Consolidated cost of products sold was $560.6 million, an increase of $3.7 million from the prior fiscal year. Consolidated gross profit was $33.5 million, an increase of $18.5 million from the prior fiscal year.

Consolidated selling, general and administrative expense for fiscal year 2013 was $67.7 million, a decrease of $0.7 million from the prior fiscal year. Consolidated selling, general and administrative expense for fiscal year 2012 was $68.4 million, a decrease of $3.6 million from the prior fiscal year. We recognized $1.5 million incentive compensation in 2013 compared to a $5.1 million incentive compensation expense in 2012. We recognized $1.3 million in expense associated with the acquisition of ready-mix operating assets through an asset exchange transaction in 2011. Bad debt expense increased $0.6 million in 2013 and decreased $3.1 million in 2012. Insurance expense decreased $1.4 million in 2013 and decreased $0.8 million in 2012 from prior fiscal year. Our stock-based compensation included awards that were expected to be settled in cash the expense for which is based on their fair value at the end of each period until the awards are paid. The impact of changes in our stock price on the fair value of these awards added $7.3 million to expense in 2013 and subtracted $3.4 million from expense in 2012. Effective January 4, 2013 the outstanding stock appreciation rights agreement was extended and modified to require settlement in shares instead of cash. Also effective December 28, 2012, deferred compensation agreements totaling 101,790 shares were settled in shares. As a result of these changes, the Company will no longer face volatility in compensation expense due to changes in the Company's stock price. Our financial security plan postretirement benefit obligations are determined using assumptions as of the end of the year. Actuarial gains or losses are recognized when incurred. Financial security plan postretirement benefit expense excluding this adjustment decreased $1.0 million in 2013 from the prior fiscal year.

Consolidated other income for fiscal year 2013 was $8.9 million, a decrease of $64.2 million from the prior fiscal year. Consolidated other income for fiscal year 2012 was $73.1 million, an increase of $52.2 million from the prior fiscal year. Consolidated other income includes gains from the sale or exchange of operating assets, royalties, joint venture income and emission credits of $7.7 million in 2013, $70.1 million in 2012 and $15.4 million in 2011. The sale of our Texas-based package products operations and aggregate rail distribution terminal and associated assets resulted in gains of $30.9 million and $20.8 million in 2012. Routine sales of surplus operating assets and real estate resulted in gains of $5.4 million in 2012, $1.7 million in 2011. Sales of emission credits associated with our Crestmore cement plant in Riverside, California resulted in gains of $2.5 million in 2012, $1.7 million in 2011. We also entered into ready-mix and aggregate asset exchange transactions and a joint venture agreement that resulted in the recognition of gains of $10.5 million in 2012 and $12.0 million in 2011.

In addition, we have entered into various oil and gas lease agreements on property we own in north Texas. The terms of the agreements include the payment of a lease bonus and royalties on any oil and gas produced. Lease bonus payments and royalties on oil and gas produced resulted in income of $1.3 million in 2012, $3.1 million in 2011 and $1.1 million in 2010.

Net income, before tax, from discontinued operations for fiscal year 2013 was $52.6 million including the gain of $41.1 million relating to the sale of our expanded shale and clay lightweight aggregates manufacturing business. This is an increase of $44.4 million from fiscal year 2012. The remaining increase comes from higher shipments over the prior year of expanded shale and clay lightweight aggregates.

Net income, before tax, from discontinued operations for fiscal year 2012 was $8.2 million, and increase of $1.6 million from the prior year on higher shipments of expanded shale and clay lightweight aggregates.

Consolidated operating profit for fiscal years 2013, 2012 and 2011 was $48.4 million, $70.9 million and ($5.3) million, respectively.

The following is a summary of operating results for our business segments and certain other information related to our principal products and non-operating income and expenses.

Cement Operations

In thousands except per unit	Year ended May 31, 2013	2012	2011
Operating Results			
Cement sales	$345,958	$278,413	$256,385
Other sales and delivery fees	35,547	36,880	30,909
Total segment sales	381,505	315,293	287,294
Cost of products sold	327,428	286,125	283,407
Gross profit	54,077	29,168	3,887
Selling, general and administrative	(13,170)	(16,531)	(18,967)
Restructuring charges	—	(1,074)	—
Other income	3,155	8,925	4,831
Operating Profit (Loss)	$ 44,062	$ 20,488	$ (10,249)
Cement			
Shipments (tons)	4,385	3,580	3,301
Prices ($/ton)	$ 78.90	$ 77.75	$ 77.68
Cost of sales ($/ton)	$ 67.40	$ 70.09	$ 77.29

Fiscal Year 2013 Compared to Fiscal Year 2012

Cement operating profit for fiscal year 2013 was $44.1 million, an increase of $23.6 million from the prior fiscal year.

Total segment sales for fiscal year 2013 were $381.5 million compared to $315.3 million for the prior fiscal year. Cement sales increased $66.2 million from the prior fiscal year on higher shipments. Our Texas market area accounted for approximately 70% of cement sales in the current fiscal year and 68% in the prior fiscal year. Cement shipments increased 23% in our Texas market area and 22% in our California market area from the prior fiscal year. Average prices increased 4% in our Texas market area and decreased 3% in our California market area from the prior fiscal year.

Cost of products sold for fiscal year 2013 increased $41.3 million from the prior fiscal year primarily due to higher shipments. Cement unit costs decreased 4% from the prior fiscal year due to higher cement production volumes.

Selling, general and administrative expense for fiscal year 2013 decreased $3.4 million from the prior fiscal year. The decrease was primarily due to $3.1 million in lower compensation and benefit expenses.

Restructuring charges of $1.1 million were recorded in fiscal year 2012. These charges consist primarily of severance and benefit costs associated with various workforce reduction initiatives.

Other income for fiscal year 2013 decreased $5.8 million from the prior fiscal year. The decrease was primarily due to $3.0 million in higher gains from routine sales of surplus operating assets and $2.5 million in higher gains from sales of emissions credits associated with our Crestmore cement plant in 2012.



Fiscal Year 2012 Compared to Fiscal Year 2011

Cement operating profit for fiscal year 2012 was $20.5 million. Cement operating loss for fiscal year 2011 was $10.2 million. Cement operating profit for fiscal year 2012 increased $30.7 million from the prior fiscal year.

Total segment sales for fiscal year 2012 were $315.3 million compared to $287.3 million for the prior fiscal year. Cement sales increased $22.0 million from the prior fiscal year on higher shipments. Our Texas market area accounted for approximately 68% of cement sales in the current fiscal year compared to 71% of cement sales in the prior fiscal year. Cement shipments increased 3% in our Texas market area and 21% in our California market area from the prior fiscal year. Average prices increased 1% in our Texas market area and decreased 2% in our California market area from the prior fiscal year.

Cost of products sold for fiscal year 2012 increased $2.7 million from the prior fiscal year. The effect of higher shipments was offset in part by the effect of higher cement production and lower cement unit costs. Cement unit costs decreased 9% from the prior fiscal year on lower energy and supplies and maintenance costs. Supplies and maintenance costs related to scheduled maintenance at our three cement plants decreased approximately $1 million from the prior fiscal year.

Selling, general and administrative expense for fiscal year 2012 decreased $2.4 million from the prior fiscal year. The decrease was primarily due to $1.2 million lower controllable expenses, $1.4 million lower bad debt expense and $1.4 million lower insurance expense offset in part by $1.5 million higher incentive compensation expense.

Restructuring charges of $1.1 million were recorded in fiscal year 2012. These charges consist primarily of severance and benefit costs associated with various workforce reduction initiatives.

Other income for fiscal year 2012 increased $4.1 million from the prior fiscal year. The increase was primarily due to $3.0 million higher gains from routine sales of surplus operating assets and $0.8 million higher in gains from sales of emissions credits associated with our Crestmore cement plant in Riverside, California.

Aggregates Operations

In thousands except per unit	Year ended May 31, 2013	2012	2011
Operating Results			
Stone, sand and gravel sales	$110,039	$ 85,537	$ 89,045
Other sales and delivery fees	45,567	31,821	29,308
Total segment sales	155,606	117,358	118,353
Cost of products sold	138,840	107,858	108,352
Gross profit	16,766	9,500	10,001
Selling, general and administrative	(3,619)	(5,874)	(7,020)
Restructuring charges	—	(373)	—
Other income	1,296	22,117	13,115
Operating Profit	$ 14,443	$ 25,370	$ 16,096
Stone, sand and gravel			
Shipments (tons)	14,793	11,838	12,065
Prices ($/ton)	$ 7.44	$ 7.23	$ 7.38
Cost of sales ($/ton)	$ 6.26	$ 6.44	$ 6.72

Fiscal Year 2013 Compared to Fiscal Year 2012

Aggregate operating profit for fiscal year 2013 was $14.4 million, a decrease of $11.0 million from the prior fiscal year. Operating profit for fiscal year 2012 includes a gain of $20.8 million from the sale of our aggregate rail distribution terminal and associated assets located in Stafford, Texas. Excluding these gains operating profit increased $9.8 million from the prior fiscal year.

Total segment sales for fiscal year 2013 were $155.6 million compared to $117.4 million for the prior fiscal year. Stone, sand and gravel sales from current operations increased $38.2 million from the prior fiscal year on 25% higher shipments and 3% higher average prices.

Cost of products sold for fiscal year 2013 increased $31.0 million from the prior fiscal year. Cost of products sold from current operations increased primarily due to higher stone, sand and gravel shipments and higher freight costs. Stone, sand and gravel unit costs decreased 3% from the prior year period due to increased production volumes.

Selling, general and administrative expense for fiscal year 2013 decreased $2.3 million from the prior fiscal year. The decrease was primarily due to $1.3 million lower controllable expenses, $0.6 million lower bad debt expense and $0.3 million lower incentive compensation expense.

Restructuring charges of $0.4 million were recorded in fiscal year 2012. These charges consist primarily of severance and benefit costs associated with various workforce reduction initiatives.

Other income for fiscal year 2013 decreased $20.8 million. Other income in 2012 includes a gain of $20.8 million from the sale of our aggregate rail distribution terminal and associated assets located in Stafford, Texas.

Fiscal Year 2012 Compared to Fiscal Year 2011

Aggregate operating profit for fiscal year 2012 was $25.4 million, an increase of $9.3 million from the prior fiscal year. Operating profit for fiscal year 2012 includes a gain of $20.8 million from the sale of our aggregate rail distribution terminal and associated assets located in Stafford, Texas. Operating profit for fiscal year 2011 includes a gain of $12.0 million recognized in connection with the exchange of aggregate operating assets for ready-mix operating assets. Excluding these gains operating profit increased $0.5 million from the prior fiscal year.

Total segment sales for fiscal year 2012 were $117.4 million compared to $118.4 million for the prior fiscal year. The effect of the disposition of aggregate operating assets through the asset exchange transaction completed in April 2011 decreased sales $7.2 million, shipments 7% and average prices 2% from the prior fiscal year. Segment sales from current operations increased from the prior fiscal year on 5% higher shipments and comparable average prices.

Cost of products sold for fiscal year 2012 decreased $0.5 million from the prior fiscal year. The effect of the disposition of aggregate operating assets through the asset exchange transaction completed in April 2011 decreased stone, sand and gravel cost of products sold $7.2 million in 2012. Stone, sand and gravel unit costs decreased 4% from the prior year period primarily due to the effect on unit costs of the disposition of aggregate operating assets through the asset exchange transaction completed in April 2011.

Selling, general and administrative expense for fiscal year 2012 decreased $1.1 million from the prior fiscal year. The decrease was primarily due to $1.2 million lower controllable expenses and $0.3 million lower bad debt expense offset in part by $0.8 million higher incentive compensation expense.

Restructuring charges of $0.4 million were recorded in fiscal year 2012. These charges consist primarily of severance and benefit costs associated with various workforce reduction initiatives.

Other income for fiscal year 2012 increased $9.0 million. Other income in 2012 includes a gain of $20.8 million from the sale of our aggregate rail distribution terminal and associated assets located in Stafford, Texas. Other income in 2011 includes a gain of $12.0 million from the exchange of aggregate operating assets for ready-mix operating assets.



Consumer Products Operations

In thousands except per unit	Year ended May 31, 2013	2012	2011
Operating Results			
Ready-mix concrete sales	$231,358	$182,478	$180,826
Other sales and delivery fees	371	49,250	55,322
Total segment sales	231,729	231,728	236,148
Cost of products sold	235,294	236,863	235,055
Gross profit (loss)	(3,565)	(5,135)	1,093
Selling, general and administrative	(10,739)	(10,846)	(12,773)
Restructuring charges	—	(536)	—
Other income	4,172	41,552	529
Operating Profit (Loss)	$(10,132)	$ 25,035	$(11,151)
Ready-mix concrete			
Shipments (cubic yards)	2,801	2,399	2,415
Prices ($/cubic yard)	$ 82.62	$ 76.06	$ 74.87
Cost of sales ($/cubic yard)	$ 83.85	$ 80.54	$ 77.89

Fiscal Year 2013 Compared to Fiscal Year 2012

Consumer products operating loss for fiscal year 2013 was ($10.1) million. Consumer products operating profit for fiscal year 2012 was $25.0 million. Consumer products operating profit for fiscal year 2012 includes a gain from the sale of our Texas-based package products operations of $30.9 million and gains from exchanges of operating assets of $10.5 million. Consumer products operating results improved $6.3 million from the prior fiscal year excluding the 2012 related gains.

Total segment sales were $231.7 million for both fiscal years 2013 and 2012, as an increase of $48.9 million in ready-mix concrete sales were offset by the loss of sales from the Texas-based package products operations that were sold in May, 2012.

Cost of products sold for fiscal year 2013 decreased $1.6 million from the prior fiscal year as an increase in cost of sales attributable to higher shipments and unit costs in fiscal year 2013 was offset by the effect of the disposition of the Texas-based package products operations in fiscal year 2012.

Selling, general and administrative expense for fiscal year 2013 decreased $0.1 million from the prior fiscal year.

Restructuring charges of $0.5 million were recorded in fiscal year 2012. These charges consist primarily of severance and benefit costs associated with various workforce reduction initiatives.

Other income for fiscal year 2013 decreased $37.4 million from the prior fiscal year. Other income in 2012 includes a gain of $30.9 million from the sale of our Texas-based package products operations. In addition, we entered into ready-mix and aggregate asset exchange transactions and a joint venture agreement that resulted in the recognition of gains of $10.5 million in 2012.

Fiscal Year 2012 Compared to Fiscal Year 2011

Consumer products operating profit for fiscal year 2012 was $25.0 million. Consumer products operating loss for fiscal year 2011 was $11.2 million. Consumer products operating profit for fiscal year 2012 includes a gain from the sale of our Texas-based package products operations of $30.9 million and gains from exchanges of operating assets of $10.5 million. Consumer products operating loss increased $3.0 million from the prior fiscal year excluding these gains and the related $2.2 million lower package products operating profit.

Total segment sales for fiscal year 2012 were $231.7 million compared to $236.1 million for the prior fiscal year. Ready-mix concrete sales increased $1.7 million from the prior fiscal year. The net effect of the asset exchange transactions completed in April and July 2011 increased sales $7.2 million, shipments 3% and average prices 1% from the prior fiscal year. Ready-mix concrete sales excluding the net effect of the asset exchange transactions decreased $5.5 million from the prior fiscal year on 4% lower shipments and 1% higher average prices.

Cost of products sold for fiscal year 2012 increased $1.8 million from the prior fiscal year. Cost of products sold increased $6.6 million due to the net effect of the asset exchange transactions completed in April and July 2011. Cost of products sold for package products operations decreased $3.1 million. Cost of products sold excluding these effects decreased $1.7 million from the prior fiscal year primarily due to lower shipments. Ready-mix concrete unit costs increased 3% from the prior fiscal year primarily due to higher diesel costs.

Selling, general and administrative expense for fiscal year 2012 decreased $1.9 million from the prior fiscal year. In addition to $1.3 million in expenses associated with the acquisition of ready-mix operating assets through as asset exchange transaction recognized in 2011, the decrease was primarily due to $1.0 million lower controllable expenses and $1.4 million lower bad debt expense offset in part by $1.0 million higher insurance expense and $1.1 million higher incentive compensation expense.

Restructuring charges of $0.5 million were recorded in fiscal year 2012. These charges consist primarily of severance and benefit costs associated with various workforce reduction initiatives.

Other income for fiscal year 2012 increased $41.0 million from the prior fiscal year. Other income in 2012 includes a gain of $30.9 million from the sale of our Texas-based package products operations. In addition, we entered into ready-mix and aggregate asset exchange transactions and a joint venture agreement that resulted in the recognition of gains of $10.5 million in 2012.

Corporate

In thousands	Year ended May 31, 2013	2012	2011
Other income	$ 302	$ 511	$ 2,448
Selling, general and administrative	(40,128)	(35,113)	(33,291)
Restructuring charges	—	(1,169)	—
	$(39,826)	$(35,771)	$(30,843)

Fiscal Year 2013 Compared to Fiscal Year 2012

Corporate other income for fiscal year 2013 decreased $0.2 million from the prior fiscal year.

Corporate general and administrative expense for fiscal year 2013 increased $5.0 million from the prior fiscal year. In addition to $4.1 million in costs related to the centralization of our purchasing and accounting functions, the impact of changes in our stock price on the fair value of our awards expected to be settled in cash increased $7.3 million over the prior year. These increases were somewhat offset by $4.6 million decrease in our financial security plan postretirement benefit expense and $1.3 million decrease in incentive compensation expense.

Restructuring charges of $1.2 million were recorded in fiscal year 2012. These charges consist primarily of severance and benefit costs associated with various workforce reduction initiatives.

Fiscal Year 2012 Compared to Fiscal Year 2011

Corporate other income for fiscal year 2012 decreased $1.9 million from the prior fiscal year primarily due to $1.8 million lower oil and gas lease bonus and royalty payments and $0.1 million lower interest income.

Corporate selling, general and administrative expense for fiscal year 2012 increased $1.8 million from the prior fiscal year. In addition to $1.3 million higher controllable expenses, we recognized $1.8 million incentive compensation expense in 2012. Our stock-based compensation includes awards expected to be settled in cash, the expense for which is based on their fair value at the end of each period until the awards are paid. The impact of



changes in our stock price on the fair value of these awards decreased expense $3.4 million. Our financial security plan postretirement benefit obligations are determined using assumptions as of the end of the year. Actuarial gains or losses are recognized when incurred. Financial security plan postretirement benefit expense increased $2.2 million.

Restructuring charges of $1.2 million were recorded in fiscal year 2012. These charges consist primarily of severance and benefit costs associated with various workforce reduction initiatives.

Interest

Interest expense incurred for fiscal year 2013 was $69.3 million, of which $36.5 million was capitalized in connection with our Hunter, Texas cement plant expansion project and $32.8 million was expensed. Interest expense incurred for fiscal year 2012 was $68.5 million, of which $33.7 million was capitalized in connection with our Hunter, Texas cement plant expansion project and $34.8 million was expensed.

Interest expense incurred for fiscal year 2013 increased $0.8 million from the prior fiscal year. The increase in 2013 was primarily the result of higher average outstanding debt at higher interest rates. Interest expense incurred for fiscal year 2012 increased $2.2 million from the prior fiscal year. The increases in 2012 was primarily the result of higher average outstanding debt at higher interest rates due to the August 2010 refinancing of our senior notes.

Loss on Debt Retirements

On July 27, 2010, we commenced a cash tender offer for all of the outstanding $550 million aggregate principal amount of our 7.25% senior notes due 2013 and a solicitation of consents to amend the indenture governing the 7.25% notes. Pursuant to the tender offer and consent solicitation, we purchased $536.6 million aggregate principal amount of the 7.25% notes, and paid an aggregate of $547.7 million in purchase price and consent fees. On September 9, 2010, we redeemed the remaining $13.4 million aggregate principal amount of the 7.25% notes at a price of 101.813% of the principal amount thereof, plus accrued and unpaid interest on the 7.25% notes to the redemption date. We used the net proceeds from the issuance and sale of $650 million aggregate principal amount of our 9.25% senior notes to pay the purchase or redemption price of the 7.25% notes and the consent fees and to increase working capital. We recognized a loss on debt retirement of $29.6 million representing $11.4 million in consent fees, redemption price premium and transaction costs and a write-off of $18.2 million of unamortized debt discount and original issuance costs associated with the 7.25% notes in fiscal year 2011.

Income Taxes

Our effective tax rate for continuing operations was 56.7% in 2013, (572%) in 2012 and 38.7% in 2011. The primary reason that the effective tax rate differed from the 35% statutory corporate rate was due to additional percentage depletion that is tax deductible, non-taxable insurance benefits, stock-based compensation, state income taxes, and valuation allowance.

As of May 31, 2013, we had an alternative minimum tax credit carryforward of $28.8 million. The credit, which does not expire, is available for offset against future regular federal income tax. We had $143.1 million in federal net operating loss carryforwards. The federal net operating losses, which begin to expire in 2030, may be carried forward twenty years and offset against future federal taxable income. We had $5.0 million in state net operating loss carryforwards. The state net operating losses, which begin to expire in 2014, may be carried forward from five to twenty years depending on the state jurisdiction.

Management reviews our deferred tax position and in particular our deferred tax assets whenever circumstances indicate that the assets may not be realized in the future and records a valuation allowance unless such deferred tax assets are deemed more likely than not to be recoverable. The ultimate realization of these deferred tax assets depends upon various factors including the generation of taxable income during future periods. The Company's deferred tax assets exceeded deferred tax liabilities as of May 31, 2012 and May 31, 2011. Management has concluded that the sources of taxable income we are permitted to consider do not assure the realization of the entire amount of our net deferred tax assets. Accordingly, a valuation allowance was required due to the uncertainty of realizing the deferred tax assets. We have $3.6 million in valuation allowances recorded against our net deferred tax assets as of May 31, 2013.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Changes in the facts and circumstances could have a significant impact on the resulting financial statements. We believe the following critical accounting policies affect management's more complex judgments and estimates.

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial condition. If we are aware of a specific customer's inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities. We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance when it is probable that an estimable liability has been incurred.

Legal Contingencies. We are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that an estimable liability has been incurred.

Inventories. Inventories are stated at the lower of cost or market. We use the last-in, first out ("LIFO") method to value finished products, work in process and raw material inventories excluding natural aggregate inventories. We use the average cost method to value other inventories that include natural aggregate, parts and supplies, and emission allowance credits. Our natural aggregate inventory excludes volumes in excess of an average twelve-month period of actual sales.

We recognize the emission allowance credits issued by the regulatory agency (CARB) at zero cost and average them with the cost of additional credits that we purchase from state approved sources.

Long-lived Assets. Management reviews long-lived assets on a facility by facility basis for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. Estimates of future cash flows reflect Management's belief that it operates in a cyclical industry and that we are beginning to recover from a low point of a cycle.

Income Taxes. Texas Industries, Inc. (the parent company) joins in filing a consolidated return with its subsidiaries based on federal and certain state tax filing requirements. Certain subsidiaries also file separate state income tax returns. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member. We recognize and classify deferred income taxes using an asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effect of temporary differences between the financial statements and the tax basis of assets and liabilities, as measured by current enacted tax rates.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are generally recorded in the year the tax returns are filed.

The amount of income tax we pay is subject to ongoing audits by federal and state authorities which may result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We account for these uncertain tax issues using a two-step approach to recognizing and measuring uncertain tax positions taken or expected to be taken in a tax return. The first step determines if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit,



including resolution of any related appeals or litigation processes. The second step measures the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, judicial rulings, refinement of estimates, or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters differs from the amounts recorded, such differences generally will impact our provision for income taxes in the period in which such a determination is made. Our provisions for income taxes include the impact of reserve provisions and changes to reserves that are considered appropriate including related interest and penalties.

Management reviews our deferred tax position and in particular our deferred tax assets whenever circumstances indicate that the assets may not be realized in the future and would record a valuation allowance unless such deferred tax assets were deemed more likely than not to be recoverable. The ultimate realization of these deferred tax assets is dependent upon various factors including the generation of taxable income during future periods. In determining the need for a valuation allowance, we consider such factors as historical earnings, the reversal of existing temporary differences, prior taxable income (if carryback is permitted under the tax law), and prudent and feasible tax planning strategies. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination. If we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance as an adjustment to earnings at such time.

RECENTLY ISSUED ACCOUNTING GUIDANCE

In June 2011, the Financial Accounting Standards Board issued new accounting guidance that requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This new guidance eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. In December 2011, the Financial Accounting Standards Board issued an amendment to an existing accounting standard which defers the requirement to present reclassification adjustments for each component of other comprehensive income on the face of the income statement. The new guidance was effective for us on June 1, 2012 and has not had a material impact on our consolidated financial statements.

In July 2012, the Financial Accounting Standards Board issued new accounting guidance that allows entities to use a qualitative approach to test indefinite-lived intangible assets for impairment. This new guidance permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed quantitative impairment test by comparing the fair value of the indefinite-lived intangible asset with its carrying value. Otherwise, the quantitative impairment test is not required. This new guidance becomes effective for us in the first quarter of our fiscal 2014, and provides permission for early adoption. We are currently evaluating the impact of the new guidance, and do not expect it to have a material effect on our consolidated financial statements.

In February 2013, the Financial Accounting Standards Board issued new accounting guidance aimed at improving the reporting of reclassifications out of accumulated other comprehensive income. This new guidance requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety from accumulated other comprehensive income to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This new guidance becomes effective for us in the first quarter of our fiscal 2014 and provides permission for early adoption, which should be applied prospectively. We are currently evaluating the impact of the new guidance, and do not expect it to have a material effect on our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

In addition to cash and cash equivalents of $61.3 million at May 31, 2013, our sources of liquidity include cash from operations and borrowings available under our senior secured revolving credit facility.

Senior Secured Revolving Credit Facility. On August 25, 2011, we amended and restated our credit agreement and the associated security agreement. The credit agreement continues to provide for a $200 million senior secured revolving credit facility with a $50 million sub-limit for letters of credit and a $15 million sub-limit for swing line loans. The credit facility matures on August 25, 2016. Amounts drawn under the credit facility bear annual interest either at the LIBOR rate plus a margin of 2.0% to 2.75% or at a base rate plus a margin of 1.0% to 1.75%. The base rate is the higher of the federal funds rate plus 0.5%, the prime rate established by Bank of America, N.A. or the one-month LIBOR rate plus 1.0%. The interest rate margins are determined based on the Company's fixed charge coverage ratio. The commitment fee calculated on the unused portion of the credit facility ranges from 0.375% to 0.50% per year based on the Company's average daily loan balance. We may terminate the credit facility at any time.

The amount that can be borrowed under the credit facility is limited to an amount called the borrowing base. The borrowing base may be less than the $200 million stated principal amount of the credit facility. The borrowing base is calculated based on the value of our accounts receivable, inventory and mobile equipment in which the lenders have a security interest. In addition, by mortgaging tracts of its real property to the lenders, the Company may increase the borrowing base by an amount beginning at $20 million and declining to $10.7 million at the maturity of the credit facility.

The borrowing base under the agreement was $136.9 million as of May 31, 2013. We are not required to maintain any financial ratios or covenants unless an event of default occurs or the unused portion of the borrowing base is less than $25 million, in which case we must maintain a fixed charge coverage ratio of at least 1.0 to 1.0. At May 31, 2013, our fixed charge coverage ratio was .40 to 1.0. Given this ratio, we may use only $111.9 million of the borrowing base as of such date. No borrowings were outstanding at May 31, 2013; however, $32.6 million of the borrowing base was used to support letters of credit. As a result, the maximum amount we could borrow as of May 31, 2013 was $79.3 million.

All of our consolidated subsidiaries have guaranteed our obligations under the credit facility. The credit facility is secured by first priority security interests in all or most of our existing and future consolidated accounts, inventory, equipment, intellectual property and other personal property, and in all of our equity interests in present and future domestic subsidiaries and 66% of the equity interest in any future foreign subsidiaries, if any.

The credit agreement contains a number of covenants restricting, among other things, prepayment or redemption of our senior notes, distributions and dividends on and repurchases of our capital stock, acquisitions and investments, indebtedness, liens and affiliate transactions. We are permitted to pay cash dividends on our common stock as long as the credit facility is not in default, the fixed charge coverage ratio is greater than 1.0 to 1.0 and borrowing availability under the borrowing base is more than $40 million. When our fixed charge coverage ratio is less than 1.0 to 1.0, we are permitted to pay cash dividends on our common stock not to exceed $2.5 million in any single instance (which shall not occur more than four times in any calendar year) or $10 million in the aggregate during any calendar year as long as the credit facility is not in default and borrowing availability is more than the greater of $60 million or 30% of the aggregate commitments of all lenders. For this purpose, borrowing availability is equal to the borrowing base less the amount of outstanding borrowings less the amount used to support letters of credit. We were in compliance with all of our loan covenants as of May 31, 2013.

9.25% Senior Notes. On August 10, 2010, we sold $650 million aggregate principal amount of our 9.25% senior notes due 2020 at an offering price of 100%. The notes were issued under an indenture dated as of August 10, 2010. The net proceeds were used to purchase or redeem all of our outstanding 7.25% senior notes due 2013, with additional proceeds available for general corporate purposes.

At May 31, 2013, we had $650 million aggregate principal amount of 9.25% senior notes outstanding. Under the indenture, at any time on or prior to August 15, 2015, we may redeem the notes at a redemption price



equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. On and after August 15, 2015, we may redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage
2015	104.625%
2016	103.083%
2017	101.542%
2018 and thereafter	100.000%

In addition, prior to August 15, 2013, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 109.250% of the principal amount thereof, plus accrued interest with the net cash proceeds from certain equity offerings. If we experience a change of control, we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued interest.

All of our consolidated subsidiaries have unconditionally guaranteed the 9.25% senior notes. The indenture governing the notes contains affirmative and negative covenants that, among other things, limit our and our subsidiaries' ability to pay dividends on or redeem or repurchase stock, make certain investments, incur additional debt or sell preferred stock, create liens, restrict dividend payments or other payments from subsidiaries to the Company, engage in consolidations and mergers or sell or transfer assets, engage in sale and leaseback transactions, engage in transactions with affiliates, and sell stock in our subsidiaries. We are not required to maintain any affirmative financial ratios or covenants. We were in compliance with all of our covenants as of May 31, 2013.

Guarantee of Joint Venture Debt. We have guaranteed 50%, or $10.7 million, of the debt of an unconsolidated joint venture which matures November 18, 2013. The joint venture was in compliance with all the terms of the debt as of May 31, 2013. See further discussion of the joint venture under *Investment in Joint Venture* in Note 1 of Notes to Consolidated Financial Statements in Item 8 of this Report.

Contractual Obligations. The following is a summary of our estimated future payments under our material contractual obligations as of May 31, 2013.

	Future Payments by Period					
In thousands	**Total**	**2014**	**2015**	**2016**	**2017-2018**	**After 2018**
Borrowings						
Long-term debt excluding capital leases(1)	$ 657,749	$ 1,787	$ 1,806	$ 1,879	$ 2,032	$650,245
Interest	451,565	60,390	60,322	60,240	120,300	150,313
Operating leases(2)	44,601	9,668	8,125	5,644	10,704	10,460
Supply and service contracts(3)	26,864	6,270	6,306	6,306	7,982	—
Capital lease and maintenance service contract(4)	5,306	379	379	379	758	3,411
Asset retirement obligations(5)	13,616	931	—	446	184	12,055
Defined benefit plans(6)(7)	153,035	3,761	4,212	4,649	9,495	130,918
	$1,352,736	$83,186	$81,150	$79,543	$151,455	$957,402

(1) See Note 4 of Notes to Consolidated Financial Statements in Item 8 of this Report for information regarding our long-term debt. Our outstanding letters of credit issued under the senior secured revolving credit facility only collateralize payment of recorded liabilities.

(2) We lease certain mobile and other equipment, office space and other items used in our operations under operating leases that in the normal course of business may be renewed or replaced by subsequent leases. Future payments under leases exclude mineral rights which are insignificant and are generally required only for products produced.

(3) We purchase coal for use in our operations under long-term supply contracts that, in certain cases, require minimum amounts of materials be purchased or are subject to minimum transportation charges. In addition, we purchase mining services at our north Texas cement plant under a long-term contract that contains provisions for minimum payments. We expect to utilize these required amounts of materials and services in the normal course of business operations.

(4) We entered into a long-term contract with a power supplier during the construction of our Oro Grande, California cement plant, which included the construction of certain power facilities located at the plant. We recognized a capital lease obligation of $2.4 million related to payment obligations under the power supply contract related to these facilities. The total future commitment under the contract includes maintenance services to be provided by the power supplier.

(5) We incur legal obligations for asset retirement as part of our normal operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures.

(6) We pay benefits under a series of non-qualified defined benefit plans. See Note 8 of Notes to Consolidated Financial Statements in Item 8 of this Report for information regarding our retirement plans.

(7) We pay benefits under a health benefit plan covering approximately 600 employees and retirees of our California cement subsidiary. These employees are also covered by a qualified defined benefit pension plan.

We contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus additional amounts considered appropriate. We expect to make plan contributions of $2.3 million in fiscal year 2013.

Cash Flows

Net cash provided by operating activities for fiscal years 2013, 2012 and 2011 was $33.3 million, $10.2 million and $9.2 million, respectively.

Net cash provided by operating activities for fiscal year 2013 increased $23.1 million from fiscal year 2012. The increase was primarily the result of improved operations and changes in working capital items including decreases in inventories and increases in accounts payable and accrued liabilities offset in part by increases in receivables.

Net cash provided by operating activities for fiscal year 2012 increased $0.9 million from fiscal year 2011. The increase was primarily the result of higher income from operations and changes in working capital items including decreases in inventories and increases in accounts payable and accrued liabilities offset in part by increases in receivables.

Net cash used by investing activities for fiscal year 2013, 2012 and 2011 was $72.0 million, $36.4 million and $36.7 million, respectively.

Capital expenditures incurred in connection with the expansion of our Hunter, Texas cement plant for fiscal years 2013, 2012 and 2011 were $75.3 million, $72.9 million and $25.4 million, respectively, of which $38.5 million in 2013, $32.3 million in 2012 and $11.0 million in 2011 was capitalized interest paid.

Capital expenditures for normal replacement and upgrades of existing equipment and acquisitions to sustain our existing operations for fiscal years 2013, 2012 and 2011 were $25.4 million, $33.4 million, and $20.3 million, respectively, of which $18.0 million was incurred to acquire aggregate reserves in 2012.

Proceeds from asset disposals for fiscal year 2012 include the sales of our Texas-based package products operations and our Stafford, Texas aggregate rail distribution terminal. Proceeds from asset disposals for fiscal year 2010 include $19.2 million representing the outstanding principal amount of a note receivable we sold on December 18, 2009. The note was received in connection with the sale of land associated with our expanded shale and clay operations in south Texas in 2006 and had been scheduled to mature on May 31, 2010.



We have elected to receive distributions from life insurance contracts purchased in connection with certain of our benefit plans. Proceeds from distributions and policy settlements for fiscal years 2013, 2012 and 2011 were $7.7 million, $7.3 million, and $7.8 million, respectively, which were offset in part by premiums and fees paid to maintain the policies.

Net cash provided by financing activities for fiscal year 2013 was $11.9 million. Net cash used by financing activities for fiscal year 2012 was $2.2 million. Net cash provided by financing activities for fiscal year 2011 was $69.0 million.

On July 27, 2010, we commenced a cash tender offer for all of the outstanding $550 million aggregate principal amount of our 7.25% senior notes due 2013 and a solicitation of consents to amend the indenture governing the 7.25% notes. Pursuant to the tender offer and consent solicitation, we purchased $536.6 million aggregate principal amount of the 7.25% notes, and paid an aggregate of $547.7 million in purchase price and consent fees. On September 9, 2010, we redeemed the remaining $13.4 million aggregate principal amount of the 7.25% notes at a price of 101.813% of the principal amount thereof, plus accrued and unpaid interest on the 7.25% notes to the redemption date. We used the net proceeds from the issuance and sale of $650 million aggregate principal amount of our 9.25% senior notes to pay the purchase or redemption price of the 7.25% notes and the consent fees and to increase working capital. We recognized a loss on debt retirement of $29.6 million representing $11.4 million in consent fees, redemption price premium and transaction costs and a write-off of $18.2 million of unamortized debt discount and original issuance costs associated with the 7.25% notes in fiscal year 2011.

Proceeds from stock option exercises and the related tax benefits for fiscal years 2013, 2012 and 2011 were $14.6 million, $2.0 million and $1.5 million, respectively. Dividends paid on our common stock in fiscal years 2012 and 2011 were $2.1 million and $8.4 million, respectively. On October 12, 2011, the Company suspended payment of its quarterly cash dividend.

OTHER ITEMS

Environmental Matters

We are subject to federal, state and local environmental laws, regulations and permits concerning, among other matters, air emissions and wastewater discharge. We intend to comply with these laws, regulations and permits. However, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain of these laws, regulations and permits, or from private parties alleging that our operations have injured them or their property. See Note 10 of Notes to Consolidated Financial Statements presented in Part I, Item 1 of this report for a description of certain claims. It is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

Market Risk

Historically, we have not entered into derivatives or other financial instruments for trading or speculative purposes. Because of the short duration of our investments, changes in market interest rates would not have a significant impact on their fair value. The fair value of fixed rate debt will vary as interest rates change.

The estimated fair value of each class of financial instrument as of May 31, 2013 and May 31, 2012 approximates its carrying value except for long-term debt having fixed interest rates. The fair value of our long-term debt is estimated based on broker/dealer quoted market prices. As of May 31, 2013, the fair value of our long-term debt, including the current portion, was approximately $723.2 million compared to the carrying amount of $659.8 million. As of May 31, 2012, the fair value of our long-term debt, including the current portion, was approximately $646.8 million compared to the carrying amount of $658.2 million.

Our operations require large amounts of energy and are dependent upon energy sources, including electricity and fossil fuels. Prices for energy are subject to market forces largely beyond our control. We have generally not entered into any long-term contracts to satisfy our fuel and electricity needs, with the exception of coal which we purchase from specific mines pursuant to long-term contracts. However, we continually monitor these markets and we may decide in the future to enter into additional long-term contracts. If we are unable to meet our requirements for fuel and electricity, we may experience interruptions in our production. Price increases or disruption of the uninterrupted supply of these products could adversely affect our results of operations.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Certain statements contained in this report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect," "plan," "anticipate," and other similar words. Such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the impact of competitive pressures and changing economic and financial conditions on our business, the cyclical and seasonal nature of our business, the level of construction activity in our markets, abnormal periods of inclement weather, unexpected periods of equipment downtime, unexpected operational difficulties, changes in the cost of raw materials, fuel and energy, changes in cost or availability of transportation, changes in interest rates, the timing and amount of federal, state and local funding for infrastructure, delays in announced capacity expansions, ongoing volatility and uncertainty in the capital or credit markets, the impact of environmental laws, regulations and claims, changes in governmental and public policy, and the risks and uncertainties described in our reports on Forms 10-K, 10-Q and 8-K. Forward-looking statements speak only as of the date hereof, and we assume no obligation to publicly update such statements.



ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The information required by this item is included in Item 7 of this Report.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

CONSOLIDATED BALANCE SHEETS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands except per share	May 31, 2013	May 31, 2012
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 61,296	$ 88,027
Receivables—net	126,922	98,836
Inventories	105,054	99,441
Deferred income taxes and prepaid expenses	27,294	19,007
Discontinued operations held for sale	—	40,344
TOTAL CURRENT ASSETS	320,566	345,655
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	172,780	168,173
Buildings	50,968	49,567
Machinery and equipment	1,647,460	1,142,439
Construction in progress	16,642	436,552
	1,887,850	1,796,731
Less depreciation and depletion	661,454	611,406
	1,226,396	1,185,325
OTHER ASSETS		
Goodwill	40,575	1,715
Real estate and investments	29,471	20,865
Deferred income taxes and other charges	18,817	23,368
	88,863	45,948
	$1,635,825	$1,576,928
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 69,061	$ 64,825
Accrued interest, compensation and other	62,336	61,317
Current portion of long-term debt	1,872	1,214
TOTAL CURRENT LIABILITIES	133,269	127,356
LONG-TERM DEBT	657,935	656,949
OTHER CREDITS	91,157	96,352
SHAREHOLDERS' EQUITY		
Common stock, $1 par value; authorized 100,000 shares; issued and outstanding 28,572 and 27,996 shares, respectively	28,572	27,996
Additional paid-in capital	514,560	488,637
Retained earnings	228,686	204,136
Accumulated other comprehensive loss	(18,354)	(24,498)
	753,464	696,271
	$1,635,825	$1,576,928

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands except per share	Year Ended May 31		
	2013	2012	2011
NET SALES	$697,081	$594,105	$ 571,906
Cost of products sold	629,803	560,573	556,925
GROSS PROFIT	67,278	33,532	14,981
Selling, general and administrative	67,657	68,363	72,049
Restructuring charges	—	3,153	—
Interest	32,807	34,835	47,583
Loss on debt retirements	—	—	29,619
Other income	(8,926)	(73,106)	(20,921)
	91,538	33,245	128,330
INCOME (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	(24,260)	287	(113,349)
Income taxes (benefit)	(13,766)	(1,641)	(43,877)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	$ (10,494)	$ 1,928	$ (69,472)
NET INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	35,044	5,548	4,559
NET INCOME (LOSS)	$ 24,550	$ 7,476	$ (64,913)
NET INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS:			
Basic	$ (0.37)	$ 0.07	$ (2.49)
Diluted	$ (0.37)	$ 0.07	$ (2.49)
NET INCOME FROM DISCONTINUED OPERATIONS:			
Basic	$ 1.24	$ 0.20	$ 0.16
Diluted	$ 1.24	$ 0.20	$ 0.16
NET INCOME (LOSS) PER SHARE:			
Basic	$ 0.87	$ 0.27	$ (2.33)
Diluted	$ 0.87	$ 0.27	$ (2.33)
AVERAGE SHARES OUTSTANDING			
Basic	28,163	27,914	27,825
Diluted	28,163	28,016	27,825

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands	Year Ended May 31, 2013	2012	2011
OPERATING ACTIVITIES			
Net income (loss)	$ 24,550	$ 7,476	$ (64,913)
Adjustments to reconcile net income (loss) to cash provided by operating activities			
Depreciation, depletion and amortization	59,865	60,952	64,297
(Gains), net on asset disposals	(64,425)	(67,610)	(13,638)
Deferred income tax (benefit) expense	3,423	(88)	(42,875)
Stock-based compensation expense	9,513	2,387	5,581
Loss on debt retirements	—	—	29,619
Other—net	(6,965)	1,223	3,158
Changes in operating assets and liabilities			
Receivables—net	(27,138)	(13,303)	13,379
Inventories	21,433	10,829	2,164
Prepaid expenses	(238)	1,385	1,301
Accounts payable and accrued liabilities	13,282	6,923	11,172
Net cash provided by operating activities	33,300	10,174	9,245
INVESTING ACTIVITIES			
Capital expenditures—expansions	(67,426)	(72,906)	(25,430)
Capital expenditures—other	(25,395)	(33,430)	(20,253)
Proceeds from asset disposals	18,481	66,845	3,596
Investments in life insurance contracts	2,467	3,354	4,073
Other—net	(102)	(245)	1,266
Net cash used by investing activities	(71,975)	(36,382)	(36,748)
FINANCING ACTIVITIES			
Long-term borrowings	—	—	650,000
Debt payments	(2,684)	(300)	(561,627)
Debt issuance costs	—	(1,829)	(12,492)
Stock option exercises	14,628	2,023	1,462
Excess tax benefits from stock-based compensation	—	—	—
Common dividends paid	—	(2,091)	(8,354)
Net cash provided (used) by financing activities	11,944	(2,197)	68,989
Increase (decrease) in cash and cash equivalents	(26,731)	(28,405)	41,486
Cash and cash equivalents at beginning of period	88,027	116,432	74,946
Cash and cash equivalents at end of period	$ 61,296	$ 88,027	$ 116,432

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands	Year Ended May 31, 2013	2012	2011
Net income (loss)	$24,550	$ 7,476	$(64,913)
Other comprehensive income (loss)			
Unrealized actuarial gains (losses) of defined benefit plans net of tax expense (benefit) or $3,126 and $1,568 and $102, respectively	5,432	(13,449)	178
Reclassification adjustment for losses (gains) benefit plans net of tax benefit (expense) of $409, $(200) and $697, respectively	712	1,713	1,210
Total other comprehensive income (loss)	6,144	(11,736)	1,388
Comprehensive income (loss)	$30,694	$ (4,260)	$(63,525)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands except per share	Year Ended May 31, 2013	2012	2011
COMMON STOCK ($1 par value)			
Balance at the beginning of the year	$ 27,996	$ 27,887	$ 27,796
Stock issued to employees and non-employee directors related to stock compensation plans	576	109	91
Balance at the end of the year	28,572	27,996	27,887
ADDITIONAL PAID-IN CAPITAL			
Balance at the beginning of the year	488,637	481,706	475,584
Stock-based compensation	11,271	5,003	4,729
Stock issued to employees and non-employee directors related to stock compensation plans	14,652	1,928	1,393
Balance at the end of the year	514,560	488,637	481,706
RETAINED EARNINGS			
Balance at the beginning of the year	204,136	198,751	272,018
Net income (loss)	24,550	7,476	(64,913)
Common dividends paid—$.075 per share in 2012 and $.30 per share in 2011	—	(2,091)	(8,354)
Balance at the end of the year	228,686	204,136	198,751
ACCUMULATED OTHER COMPREHENSIVE LOSS			
Balance at the beginning of the year	(24,498)	(12,762)	(14,150)
Postretirement benefit obligation adjustments—net of tax expense (benefit) of $3,538 in 2013, $(1,367) in 2012 and $800 in 2011	6,144	(11,736)	1,388
Balance at the end of the year	(18,354)	(24,498)	(12,762)
TOTAL SHAREHOLDERS' EQUITY	$753,464	$696,271	$695,582

See notes to consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Texas Industries, Inc. and subsidiaries is a leading supplier of heavy construction materials in the southwestern United States through our three business segments: cement, aggregates and consumer products. Our principal products are gray portland cement, produced and sold through our cement segment; stone, sand and gravel, produced and sold through our aggregates segment; and ready-mix concrete, produced and sold through our consumer products segment. Our facilities are concentrated primarily in Texas, Louisiana and California. When used in these notes the terms "Company," "we," "us" or "our" mean Texas Industries, Inc. and subsidiaries unless the context indicates otherwise.

1. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Texas Industries, Inc. and all subsidiaries except for a joint venture in which the Company has a 40% equity interest. The joint venture is accounted for using the equity method. Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

Discontinued Operations Held for Sale. The prior period consolidated financial statements in this Form 10-K have been reclassified to reflect the businesses held for sale and discontinued operations as discussed in Note 2—Discontinued Operations and Held for Sale Businesses.

Estimates. The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The estimated fair value of each class of financial instrument as of May 31, 2013 and May 31, 2012 approximates its carrying value except for long-term debt having fixed interest rates. The fair value of our long-term debt is estimated based on broker/dealer quoted market prices, which are level two inputs. As of May 31, 2013, the fair value of our long-term debt, including the current portion, was approximately $723.2 million compared to the carrying amount of $659.8 million. As of May 31, 2012, the fair value of our long-term debt, including the current portion, was approximately $646.8 million compared to the carrying amount of $658.2 million.

Cash and Cash Equivalents. Investments with maturities of less than 90 days when purchased are classified as cash equivalents and consist primarily of money market funds and investment grade commercial paper issued by major corporations and financial institutions.

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial condition. If we are aware of a specific customer's inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities. We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance when it is probable that an estimable liability has been incurred.

Legal Contingencies. We are a defendant in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that an estimable liability has been incurred.

Inventories. Inventories are stated at the lower of cost or market. We use the last-in, first out ("LIFO") method to value finished products, work in process and raw material inventories excluding natural aggregate inventories. We use the average cost method to value other inventories that include natural aggregate, parts and supplies, and emission allowance credits. Our natural aggregate inventory excludes volumes in excess of an average twelve-month period of actual sales.

We recognize the emission allowance credits issued by the regulatory agency (CARB) at zero cost and average them with the cost of additional credits that we purchase from state approved sources.

Long-lived Assets. Management reviews long-lived assets on a facility by facility basis for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. Estimates of future cash flows reflect Management's belief that it operates in a cyclical industry, and that we are beginning to recover from a low point of a cycle.

Property, plant and equipment is recorded at cost. Costs incurred to construct certain long-lived assets include capitalized interest which is amortized over the estimated useful life of the related asset. Interest is capitalized during the construction period of qualified assets based on the average amount of accumulated expenditures and the weighted average interest rate applicable to borrowings outstanding during the period. If accumulated expenditures exceed applicable borrowings outstanding during the period, capitalized interest is allocated to projects under construction on a pro rata basis. Provisions for depreciation are computed generally using the straight-line method. Useful lives for our primary operating facilities range from 10 to 25 years with certain cement facility structures having useful lives of 40 years. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials. The costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. All production phase stripping costs are recognized as costs of the inventory produced during the period the stripping costs are incurred. Maintenance and repairs are charged to expense as incurred.

Goodwill and Goodwill Impairment. Management tests goodwill for impairment annually by reporting unit in the fourth quarter of our fiscal year using a two-step process. The first step of the impairment test identifies potential impairment by comparing the fair value of a reporting unit to its carrying value including goodwill. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

Goodwill resulting from the acquisitions of ready-mix operations in Texas, Arkansas, and Louisiana and identified with our consumer products operations has a carrying value of $40.6 million at May 31, 2013 and $1.7 million at May 31, 2012, all of which is amortizable for income tax purposes. Based on an impairment test performed as of March 31, 2013, the fair value of the reporting unit exceeds its carrying value, and therefore, no potential impairment was identified. Goodwill increased from the prior year as a result of the acquisition of ready-mix concrete operations from subsidiaries of Trinity Industries, Inc.

On March 22, 2013, our subsidiaries exchanged their expanded shale and clay lightweight aggregates manufacturing business for the ready-mix concrete business of subsidiaries of Trinity Industries, Inc. in east Texas and southwest Arkansas. Pursuant to the agreements, we transferred our expanded shale and clay manufacturing facilities in Streetman, Texas; Boulder, Colorado and Frazier Park, California; and our DiamondPro® product line in exchange for 42 ready-mix concrete plants stretching from Texarkana to Beaumont in east Texas and in southwestern Arkansas, two aggregate distribution facilities in Beaumont and Port Arthur, Texas, and related assets. The exchange resulted in the acquisition of ready-mix property, plant and equipment of $25.3 million and $38.9 million in goodwill fully amortizable for income tax purposes. These values reflect the fair value determinations using inputs classified as level two and three. The goodwill represents the excess of the fair value of the purchase consideration over the net tangible assets acquired in the exchange, and constitutes a combination of factors including operational synergies, increased vertical integration, and the entrance into new geographical markets. The operating results of the acquired ready-mix operations are reported in our consumer products segment. Proforma financial information has not been provided or presented as management of the Company does not believe it is material.



Income Taxes. Texas Industries, Inc. (the parent company) joins in filing a consolidated return with its subsidiaries based on federal and certain state tax filing requirements. Certain subsidiaries also file separate state income tax returns. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member. We recognize and classify deferred income taxes using an asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effect of temporary differences between the financial statements and the tax basis of assets and liabilities, as measured by current enacted tax rates.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are generally recorded in the year the tax returns are filed.

The amount of income tax we pay is subject to ongoing audits by federal and state authorities which may result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We account for these uncertain tax issues using a two-step approach to recognizing and measuring uncertain tax positions taken or expected to be taken in a tax return. The first step determines if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step measures the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, judicial rulings, refinement of estimates, or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters differs from the amounts recorded, such differences generally will impact our provision for income taxes in the period in which such a determination is made. Our provisions for income taxes include the impact of reserve provisions and changes to reserves that are considered appropriate including related interest and penalties.

Management reviews our deferred tax position and in particular our deferred tax assets whenever circumstances indicate that the assets may not be realized in the future and recognizes a valuation allowance unless such deferred tax assets were deemed more likely than not to be recoverable. The ultimate realization of these deferred tax assets is dependent upon various factors including the generation of taxable income during future periods. In determining the need for a valuation allowance, we consider such factors as historical earnings, the reversal of existing temporary differences, prior taxable income (if carryback is permitted under the tax law), and prudent and feasible tax planning strategies. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination. If we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance as an adjustment to earnings at such time. See further discussion in note 9.

Real Estate and Investments. Surplus real estate and real estate acquired for development of high quality industrial, office or multi-use parks totaled $7.3 million at May 31, 2013 and $7.6 million at May 31, 2012.

Investments include life insurance contracts purchased in connection with certain of our benefit plans. The contracts, recorded at their net cash surrender value, totaled $1.1 million (net of distributions of $99.8 million plus accrued interest and fees) at May 31, 2013 and $0.7 million (net of distributions of $94.4 million plus accrued interest and fees) at May 31, 2012. We can elect to receive distributions chargeable against the cash surrender value of the policies in the form of borrowings or withdrawals or we can elect to surrender the policies and receive their net cash surrender value.

Investment in Joint Venture. In November 2011 we entered into a joint venture agreement with a ready-mix operator based in Waco, Texas. We contributed certain of our central Texas ready-mix plants and related assets to the joint venture in return for a 40% equity interest. The joint venture operates ready-mix plants serving the central Texas market. The day to day business operations are managed by the 60% partner in the venture. We supply cement to the joint venture. The debt of the joint venture is secured by the underlying assets of the joint venture. In addition, we have guaranteed 50% and our partner has guaranteed 100% of the debt of the joint venture. Our investment totaled $14.9 million at May 31, 2013 and $13.0 million at May 31, 2012. Our equity in income from the joint venture was $2.7 million in 2013 and a loss of $0.5 million in 2012.

Deferred Other Charges. Deferred other charges totaled $18.8 million at May 31, 2013 and $20.4 million at May 31, 2012 and are composed primarily of debt issuance costs that totaled $11.1 million at May 31, 2013 and $13.0 million at May 31, 2012. The costs are amortized over the term of the related debt.

Other Credits. Other credits totaled $91.2 million at May 31, 2013 and $96.4 million at May 31, 2012 and are composed primarily of liabilities related to our retirement plans, deferred compensation agreements and asset retirement obligations.

Asset Retirement Obligations. We record a liability for legal obligations associated with the retirement of our long-lived assets in the period in which it is incurred if an estimate of fair value of the obligation can be made. The discounted fair value of the obligations incurred in each period are added to the carrying amount of the associated assets and depreciated over the lives of the assets. The liability is accreted at the end of each period through a charge to operating expense. A gain or loss on settlement is recognized if the obligation is settled for other than the carrying amount of the liability.

We incur legal obligations for asset retirement as part of our normal operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Determining the amount of an asset retirement liability requires estimating the future cost of contracting with third parties to perform the obligation. The estimate is significantly impacted by, among other considerations, management's assumptions regarding the scope of the work required, labor costs, inflation rates, market-risk premiums and closure dates.

Changes in asset retirement obligations are as follows:

In thousands	May 31, 2013	May 31, 2012
Balance at beginning of period	$ 3,879	$ 4,455
Additions	80	287
Accretion expense	175	175
Settlements	(1,481)	(1,038)
Balance at end of period	$ 2,653	$ 3,879

Accumulated Other Comprehensive Loss. Amounts recognized in accumulated other comprehensive loss represent adjustments related to a defined benefit retirement plan and a postretirement health benefit plan covering approximately 600 employees and retirees of our California cement subsidiary. The amounts totaled $18.4 million (net of tax of $3.5 million) at May 31, 2013 and $24.5 million (net of tax of $1.4 million) at May 31, 2012.

Net Sales. Sales are recognized when title has transferred and products are delivered. We include delivery fees in the amount we bill customers to the extent needed to recover our cost of freight and delivery. Net sales are presented as revenues and include these delivery fees.

Other Income. Other income includes gains from the sale or exchange of operating assets, royalties, joint venture income and emission credits. Other income in total was $8.9 million in 2013, $73.1 million in 2012 and $20.9 million in 2011.

In April 2011 we entered into an asset exchange transaction in which we acquired the ready-mix operations of Transit Mix Concrete and Materials Company, a subsidiary of Trinity Industries, Inc., that serve the central Texas market from north of San Antonio to Hillsboro, Texas. In exchange for the ready-mix facilities, we transferred to Trinity Materials, Inc., also a subsidiary of Trinity Industries, Inc., the aggregate operations at the Anacoco sand and gravel plant, which serves the southwest Louisiana and southeast Texas markets, and the Paradise and Beckett sand and gravel plants, which both serve the north Texas market. The exchange resulted in the acquisition of ready-mix property, plant and equipment of $17.4 million and the recognition of a gain of $12.0 million in 2011. The gain from the transaction is reported in our aggregates segment and the operating results of the acquired ready-mix operations are reported in our consumer products segment.



In July 2011 we entered into an asset exchange transaction with CEMEX USA in which we acquired three ready-mix concrete plants and a sand and gravel plant that serve the Austin, Texas metropolitan market. In exchange, we transferred to CEMEX USA seven ready-mix concrete plants in the Houston, Texas market, and we designated four non-operating ready-mix plant sites in the Houston area as surplus real estate. The exchange resulted in the acquisition of ready-mix and aggregate property, plant and equipment of $6.1 million and the recognition of a gain of $1.6 million in 2012. The gain from the transaction and the operating results of the acquired ready-mix operations are reported in our consumer products segment, and the operating results of the acquired sand and gravel operations are reported in our aggregates segment.

In November 2011 we entered into a joint venture agreement with Ratliff Ready-Mix, L.P., a ready-mix operator based in Waco, Texas. We contributed seven of our central Texas ready-mix plants and certain related assets to the joint venture. The fair value of our 40% equity interest in the joint venture was $13.0 million which resulted in the recognition of a gain of $8.9 million in 2012. The gain from the transaction and our proportional share of the joint venture operating results are reported in our consumer products segment.

In April 2012 we sold our Texas-based package products operations to Bonsal American, a unit of Oldcastle, Inc. The transaction included five production facilities that serve the Texas market from the Dallas-Fort Worth area of north Texas to the Houston area of south Texas and extending through Austin and central Texas. The sale resulted in the recognition of a gain of $30.9 million in 2012. As a part of the agreement, we have entered into a long-term cement supply agreement with Bonsal American and will continue to produce and sell packaged cement and masonry cements in the Texas region. The gain from the transaction is reported in our consumer products segment.

In April 2012 we sold our aggregate rail distribution terminal and associated assets located in Stafford, Texas to Lex Missouri City, LP which resulted in the recognition of a gain of $20.8 million in 2012 that is reported in our aggregates segment.

Routine sales of surplus operating assets and real estate resulted in gains of $2.8 million in 2013, $5.4 million in 2012, and $1.7 million in 2011. We have sold emissions credits associated with our Crestmore cement plant in Riverside, California resulting in gains of $2.5 million in 2012, and $1.7 million in 2011.

In addition, we have entered into various oil and gas lease agreements on property we own in north Texas. The terms of the agreements include the payment of a lease bonus and royalties on any oil and gas produced on the properties. Lease bonus payments and royalties on oil and gas produced resulted in income of $1.3 million in 2012, and $3.1 million in 2011. We cannot predict what the level of future royalties, if any, will be.

Restructuring Charges. We recorded restructuring charges of $3.2 million in 2012. These charges consist primarily of severance and benefit costs associated with various workforce reduction initiatives.

Financial-based Incentive Plans. All personnel employed as of May 31 and not participating in a production-based incentive awards plan share in our pretax income for the year then ended based on predetermined formulas. The duration of most of the plans is one year. Certain executives are additionally covered under a three-year plan. All plans are subject to annual review by the Compensation Committee of the Board of Directors. The amount of financial-based incentive compensation included in selling, general and administrative expense was $1.5 million in 2013, $5.0 million in 2012 and none in 2011.

Stock-based Compensation. We have provided stock-based compensation to employees and non-employee directors in the form of non-qualified and incentive stock options, restricted stock, stock appreciation rights, deferred compensation agreements and stock awards. In addition the Company began issuing time-lapse restricted stock units for the first time to employees in 2013. We use the Black-Scholes option-pricing model to determine the fair value of stock options granted as of the date of grant. Options with graded vesting are valued as single awards and the related compensation cost is recognized using a straight-line attribution method over the shorter of the vesting period or required service period adjusted for estimated forfeitures. We use the closing stock price on the date of grant to determine the fair value of restricted stock units. The restricted stock units have cliff vesting at the end of a four year term, and we valued them as a single award with the related compensation cost recognized using a straight-line method over the vesting period adjusted for estimated forfeitures. We use the average stock price on the date of grant to determine the fair value of restricted stock awards paid. A liability, which was included in other credits as of May 31, 2012, was recorded for stock appreciation rights, deferred compensation agreements and stock awards expected to be settled in cash, based on their fair value at the end of each period until such awards are paid. For additional discussion on the settlement of this liability see Note 7.

Earnings Per Share ("EPS"). Income or loss allocated to common shareholders adjusts net income or loss for the participation in earnings of unvested restricted shares and restricted stock units outstanding.

Basic weighted-average number of common shares outstanding during the period includes contingently issuable shares and excludes outstanding unvested restricted shares. Contingently issuable shares outstanding at May 31, 2013 relate to deferred compensation agreements in which directors elected to defer their fees. The deferred compensation is denominated in shares of our common stock and issued in accordance with the terms of the agreement subsequent to retirement or separation from us. The shares are considered contingently issuable because the director has an unconditional right to the shares to be issued.

Diluted weighted-average number of common shares outstanding during the period adjusts basic weighted-average shares for the dilutive effect of stock options, restricted shares and awards.

Basic and Diluted EPS are calculated as follows:

In thousands except per share	2013	2012	2011
Earnings			
Net income (loss) from continuing operations	$(10,494)	$ 1,928	$(69,472)
Net income from discontinued operations	35,044	5,548	4,559
Unvested restricted share and unit participation	—	(3)	31
Income (loss) allocated to common shareholders	$ 24,550	$ 7,473	$(64,882)
Shares			
Weighted-average shares outstanding	28,175	27,927	27,836
Contingently issuable shares	4	2	2
Unvested restricted shares	(16)	(15)	(13)
Basic weighted-average shares	28,163	27,914	27,825
Stock option, restricted share, unit, and award dilution	—	102	—
Diluted weighted-average shares(1)	28,163	28,016	27,825
Net income (loss) from continuing operations			
Basic	$ (0.37)	$ 0.07	$ (2.49)
Diluted	$ (0.37)	$ 0.07	$ (2.49)
Net income (loss) from discontinued operations			
Basic	$ 1.24	$ 0.20	$ 0.16
Diluted	$ 1.24	$ 0.20	$ 0.16
Net income (loss) per share			
Basic	$ 0.87	$ 0.27	$ (2.33)
Diluted	$ 0.87	$ 0.27	$ (2.33)

(1) Shares excluded due to antidilutive effect of stock options, restricted shares and awards	807	1,280	1,032

Recently Issued Accounting Guidance. In June 2011, the Financial Accounting Standards Board issued new accounting guidance that requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This new guidance eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. In



December 2011, the Financial Accounting Standards Board issued an amendment to an existing accounting standard which defers the requirement to present reclassification adjustments for each component of other comprehensive income on the face of the income statement. The new guidance was effective for us on June 1, 2012 and has not had a material impact on our consolidated financial statements.

In July 2012, the Financial Accounting Standards Board issued new accounting guidance that allows entities to use a qualitative approach to test indefinite-lived intangible assets for impairment. This new guidance permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed quantitative impairment test by comparing the fair value of the indefinite-lived intangible asset with its carrying value. Otherwise, the quantitative impairment test is not required. This new guidance becomes effective for us in the first quarter of our fiscal 2014, and provides permission for early adoption. We are currently evaluating the impact of the new guidance, and do not expect it to have a material effect on our consolidated financial statements.

In February 2013, the Financial Accounting Standards Board issued new accounting guidance aimed at improving the reporting of reclassifications out of accumulated other comprehensive income. This new guidance requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety from accumulated other comprehensive income to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This new guidance becomes effective for us in the first quarter of our fiscal 2014 and provides permission for early adoption, which should be applied prospectively. We are currently evaluating the impact of the new guidance, and do not expect it to have a material effect on our consolidated financial statements.

2. Discontinued Operations and Held for Sale Businesses

On March 22, 2013, our subsidiaries exchanged their expanded shale and clay lightweight aggregates manufacturing business for the ready-mix concrete business of subsidiaries of Trinity Industries, Inc. in east Texas and southwest Arkansas. Pursuant to the agreements, we transferred our expanded shale and clay manufacturing facilities in Streetman, Texas; Boulder, Colorado and Frazier Park, California; and our DiamondPro® product line in exchange for 42 ready-mix concrete plants stretching from Texarkana to Beaumont in east Texas and in southwestern Arkansas, two aggregate distribution facilities in Beaumont and Port Arthur, Texas, $8.5 million in cash, and related assets. The pre-tax gain of $41.1 million resulting from the sale of the expanded shale and clay lightweight aggregates manufacturing business along with its operational results are reported as discontinued operations for the periods represented in this filing.

The following table summarizes the assets and liabilities of all discontinued operations reclassified as assets held for sale as of May 2012.

In thousands	2012
Assets:	
Inventory	$30,072
Property Plant and Equipment	10,272
Total Assets in Discontinued Operations Held for Sale	$40,344

The following table summarizes the revenue, earnings before and net of income tax expense on all discontinued operations held for sale as of May 31, 2013, 2012 and 2011:

In thousands	2013	2012	2011
Discontinued Operations			
Revenue	$47,484	$52,898	$49,908
Earnings on discontinued operations, before taxes (includes gain on sale of discontinued operations of $41.1 million)	$52,574	$ 8,187	$ 6,541
Earnings on discontinued operations, net of taxes	$35,044	$ 5,548	$ 4,559

3. Working Capital

Working capital totaled $187.3 million at May 31, 2013 compared to $218.3 million at May 31, 2012. Selected components of working capital are summarized below.

Receivables consist of:

In thousands	2013	2012
Trade notes and accounts receivable	$126,070	$97,621
Other	852	1,215
	$126,922	$98,836

Trade notes and accounts receivable are presented net of allowances for doubtful receivables of $2.3 million at May 31, 2013 and $2.5 million at May 31, 2012. Provisions for bad debts charged to expense were $1.0 million in 2013, $0.5 million in 2012 and $3.3 million in 2011.

Inventories consist of:

In thousands	2013	2012
Finished products	$ 5,267	$ 7,664
Work in process	8,630	12,505
Raw materials	20,090	9,449
Total inventories at LIFO cost	33,987	29,618
Finished products	21,836	23,451
Raw materials	378	229
Parts and supplies, and other	48,853	46,143
Total inventories at average cost	71,067	69,823
Total inventories	$105,054	$99,441

All inventories are stated at the lower of cost or market. Finished products, work in process and raw material inventories, excluding natural aggregate inventories, are valued using the last-in, first-out ("LIFO") method. Natural aggregate finished products and raw material inventories, parts and supplies inventories, and emission allowance credits are valued using the average cost method. If the average cost method (which approximates current replacement cost) had been used for all of these inventories, inventory values would have been higher by $20.7 million in 2013 and $22.7 million in 2012. During each of three years ended May 31, 2013 certain inventory quantities were reduced, which resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect of the liquidations was to decrease cost of products sold by approximately $1.3 million in 2013, $3.9 million in 2012, $.3 million 2011.

Accrued interest, compensation and other consist of:

In thousands	2013	2012
Interest	$17,801	$17,810
Compensation and employee benefits	15,439	18,103
Casualty insurance claims	15,890	14,004
Income taxes	4,666	4,500
Property taxes and other	8,540	6,900
	$62,336	$61,317



4. Long-Term Debt

Long-term debt consists of:

In thousands	2013	2012
Senior secured revolving credit facility expiring in 2016	$ —	$ —
9.25% Senior notes due 2020 issued August 10, 2010 at par value	650,000	650,000
Other	7,505	5,778
	657,505	655,778
Capital lease obligations	2,057	2,136
Other contract obligations	245	249
	659,807	658,163
Less current portion	1,872	1,214
	$657,935	$656,949

Senior Secured Revolving Credit Facility. On August 25, 2011, we amended and restated our credit agreement and the associated security agreement. The credit agreement continues to provide for a $200 million senior secured revolving credit facility with a $50 million sub-limit for letters of credit and a $15 million sub-limit for swing line loans. The credit facility matures on August 25, 2016. Amounts drawn under the credit facility bear annual interest either at the LIBOR rate plus a margin of 2.00% to 2.75% or at a base rate plus a margin of 1.0% to 1.75%. The base rate is the higher of the federal funds rate plus 0.5%, the prime rate established by Bank of America, N.A. or the one-month LIBOR rate plus 1.0%. The interest rate margins are determined based on the Company's fixed charge coverage ratio. The commitment fee calculated on the unused portion of the credit facility ranges from 0.375% to 0.50% per year based on the Company's average daily loan balance. We may terminate the credit facility at any time.

The amount that can be borrowed under the credit facility is limited to an amount called the borrowing base. The borrowing base may be less than the $200 million stated principal amount of the credit facility. The borrowing base is calculated based on the value of our accounts receivable, inventory and mobile equipment in which the lenders have a security interest. In addition, by mortgaging tracts of its real property to the lenders, the Company may increase the borrowing base by an amount beginning at $20 million and declining to $10.7 million at the maturity of the credit facility.

The borrowing base under the agreement was $136.9 million as of May 31, 2013. We are not required to maintain any financial ratios or covenants unless an event of default occurs or the unused portion of the borrowing base is less than $25 million, in which case we must maintain a fixed charge coverage ratio of at least 1.0 to 1.0. At May 31, 2013 our fixed charge coverage ratio was .40 to 1.0. Given this ratio, we may use only $111.9 million of the borrowing base as of such date. No borrowings were outstanding at May 31, 2013; however, $32.6 million of the borrowing base was used to support letters of credit. As a result, the maximum amount we could borrow as of May 31, 2013 was $79.3 million.

All of our consolidated subsidiaries have guaranteed our obligations under the credit facility. The credit facility is secured by first priority security interests in all or most of our existing and future consolidated accounts, inventory, equipment, intellectual property and other personal property, and in all of our equity interests in present and future domestic subsidiaries and 66% of the equity interest in any future foreign subsidiaries, if any.

The credit agreement contains a number of covenants restricting, among other things, prepayment or redemption of our senior notes, distributions and dividends on and repurchases of our capital stock, acquisitions and investments, indebtedness, liens and affiliate transactions. We are permitted to pay cash dividends on our common stock as long as the credit facility is not in default, the fixed charge coverage ratio is greater than 1.0 to 1.0 and borrowing availability under the borrowing base is more than $40 million. When our fixed charge coverage ratio is less than 1.0 to 1.0, we are permitted to pay cash dividends on our common stock not to exceed $2.5 million in any single instance (which shall not occur more than four times in any calendar year) or

$10 million in the aggregate during any calendar year as long as the credit facility is not in default and borrowing availability is more than the greater of $60 million or 30% of the aggregate commitments of all lenders. For this purpose, borrowing availability is equal to the borrowing base less the amount of outstanding borrowings less the amount used to support letters of credit. We were in compliance with all of our loan covenants as of May 31, 2013.

9.25% Senior Notes. On August 10, 2010, we sold $650 million aggregate principal amount of our 9.25% senior notes due 2020 at an offering price of 100%. The notes were issued under an indenture dated as of August 10, 2010. The net proceeds were used to purchase or redeem all of our outstanding 7.25% senior notes due 2013, with additional proceeds available for general corporate purposes.

At May 31, 2013, we had $650 million aggregate principal amount of 9.25% senior notes outstanding. Under the indenture, at any time on or prior to August 15, 2015, we may redeem the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. On and after August 15, 2015, we may redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage
2015	104.625%
2016	103.083%
2017	101.542%
2018 and thereafter	100.000%

In addition, prior to August 15, 2013, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 109.250% of the principal amount thereof, plus accrued interest with the net cash proceeds from certain equity offerings. If we experience a change of control, we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued interest.

All of our consolidated subsidiaries have unconditionally guaranteed the 9.25% senior notes. The indenture governing the notes contains affirmative and negative covenants that, among other things, limit our and our subsidiaries' ability to pay dividends on or redeem or repurchase stock, make certain investments, incur additional debt or sell preferred stock, create liens, restrict dividend payments or other payments from subsidiaries to the Company, engage in consolidations and mergers or sell or transfer assets, engage in sale and leaseback transactions, engage in transactions with affiliates, and sell stock in our subsidiaries. We are not required to maintain any affirmative financial ratios or covenants. We were in compliance with all of our covenants as of May 31, 2013.

Refinancing. On July 27, 2010, we commenced a cash tender offer for all of the outstanding $550 million aggregate principal amount of our 7.25% senior notes due 2013 and a solicitation of consents to amend the indenture governing the 7.25% notes. Pursuant to the tender offer and consent solicitation, we purchased $536.6 million aggregate principal amount of the 7.25% notes, and paid an aggregate of $547.7 million in purchase price and consent fees. On September 9, 2010, we redeemed the remaining $13.4 million aggregate principal amount of the 7.25% notes at a price of 101.813% of the principal amount thereof, plus accrued and unpaid interest on the 7.25% notes to the redemption date. We recognized a loss on debt retirement of $29.6 million representing $11.4 million in consent fees, redemption price premium and transaction costs and a write-off of $18.2 million of unamortized debt discount and original issuance costs associated with the 7.25% notes.

Guarantee of Joint Venture Debt. We have guaranteed 50%, or $10.7 million, of an unconsolidated joint venture's debt which matures November 18, 2013. The joint venture was in compliance with all the terms of the debt as of May 31, 2013. See further discussion of the joint venture under *Investment in Joint Venture* in note 1.

Other. Principal payments due on long-term debt, excluding capital lease and other contract obligations, during each of the five years subsequent to May 31, 2013 are $1.8 million, $1.8 million, $1.9 million, $1.7 million and $0.3 million. Total amount of interest incurred was $69.3 million in 2013, and $68.5 million in



2012 and $66.3 million in 2011, of which $36.5 million in 2013, $33.7 million in 2012 and $18.7 million in 2011 was capitalized. The total amount of interest paid in cash was $66.4 million in 2013, $66.3 million in 2012 and $60.5 million 2011.

5. Commitments

Operating Leases. We lease certain mobile and other equipment, office space and other items which in the normal course of business may be renewed or replaced by subsequent leases. Total expense for such operating leases (other than for mineral rights) was $15.6 million in 2013, $14.5 million in 2012 and $15.5 million in 2011. Total future payments under non- cancelable operating leases with an initial or remaining term of more than one year were $44.6 million at May 31, 2013. Estimated lease payments for each of the five succeeding years are $9.7 million, $8.1 million, $5.6 million,$5.7 million and $5.1 million.

Purchase Obligations. We purchase coal for use in our operations under long-term supply contracts that, in certain cases, require minimum transportation charges. In addition, we purchase mining services at our north Texas cement plant under a long-term contract that contains provisions for minimum payments. We expect to utilize these required amounts of material and services in the normal course of business operations. Total cost incurred under contracts requiring minimum purchases or payments was $6.9 million in 2013, $16.1 million in 2012 and $27.0 million in 2011. Total future minimum payments under the contracts were $26.9 million at May 31, 2013. Estimated minimum payments for each of the five succeeding years are $6.3 million, $6.3 million, $6.3 million, $6.3 million and $1.7 million.

We entered into a long-term contract with a power supplier during the construction of our Oro Grande, California cement plant which included the construction of certain power facilities at the plant. We recognized a capital lease obligation of $2.4 million related to payment obligations under the power supply contract related to these facilities. The total future commitment under the contract, including maintenance services to be provided by the power supplier, related to these facilities was $5.3 million at May 31, 2013. Payments for each of the five succeeding years are $0.4 million per year.

6. Shareholders' Equity

There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. An additional 40,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. No shares of $5 Cumulative Preferred Stock or Series B Junior Participating Preferred Stock were outstanding as of May 31, 2013.

7. Stock-Based Compensation Plans

The Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (the "2004 Plan") provides that, in addition to other types of awards, non-qualified and incentive stock options to purchase Common Stock may be granted to employees and non-employee directors at market prices at date of grant. This plan also provides for the granting of restricted stock units ("RSUs").

Options become exercisable in installments beginning one year after the date of grant and expire 10 years after the date of grant. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. Options with graded vesting are valued as single awards and the compensation cost recognized using a straight-line attribution method over the shorter of the vesting period or required service period adjusted for estimated forfeitures. No options were granted during 2013. The following table sets forth the information about the weighted-average grant date fair value of options and the weighted-average assumptions used for such grants.

	2012	2011
Weighted average grant date fair value	$13.80	$18.52
Weighted average assumptions used:		
Expected volatility	.450	.462
Expected option term in years	6.7	6.7
Risk-free interest rate	1.31%	2.68%
Expected dividend yield	.02%	.74%

Expected volatility is based on an analysis of historical volatility of our common stock. Expected option term is the period of time that options granted are expected to be outstanding and is derived by analyzing the historical option exercise experience of our optionees. Risk-free interest rate is determined using the implied yield currently available for zero coupon U.S. treasury issues with a remaining term equal to the expected term of the option. Expected dividend yield is based on the approved annual dividend rate in effect and the market price of our common stock at the time of grant.

A summary of option transactions for the three years ended May 31, 2013, follows:

	Shares Under Option	Weighted-Average Option Price
Outstanding at May 31, 2010	1,764,516	$38.54
Granted	358,450	$40.22
Exercised	(103,280)	$22.51
Canceled	(47,245)	$43.13
Outstanding at May 31, 2011	1,972,441	$39.58
Granted	389,850	$29.75
Exercised	(105,269)	$21.44
Canceled	(111,452)	$42.31
Outstanding at May 31, 2012	2,145,570	$38.54
Exercised	(560,097)	$32.90
Canceled	(76,940)	$37.72
Outstanding at May 31, 2013	1,508,533	$40.68



Options exercisable at May 31, were 878,423 for 2013, 1,160,420 shares for 2012 and 1,040,521 shares for 2011 at a weighted-average option price of $45.95, $42.59 and $41.34 respectively. The following table summarizes information about stock options outstanding as of May 31, 2013.

	Range of Exercise Prices		
	$16.04—$29.38	**$33.57—$48.60**	**$50.63—$70.18**
Options outstanding			
Shares outstanding	501,792	616,051	390,940
Weighted-average remaining life in years	7.43	5.97	3.23
Weighted-average exercise price	$ 27.62	$ 39.57	$ 59.18
Options exercisable			
Shares exercisable	170,822	316,661	390,940
Weighted-average remaining life in years	6.22	4.74	3.23
Weighted-average exercise price	$ 25.95	$ 40.39	$ 59.18

Outstanding options expire on various dates to January 11, 2022. As of May 31, 2013, there were 2,767,638 shares available for future awards under the 2004 Plan.

As of May 31, 2013, the aggregate intrinsic value (the difference in the closing market price of our common stock of $71.41 and the exercise price to be paid by the optionee) of stock options outstanding was $46.4 million. The aggregate intrinsic value of exercisable stock options at that date was $22.4 million. The total intrinsic value for options exercised (the difference in the market price of our common stock on the exercise date and the price paid by the optionee to exercise the option) was $15.1 million in 2013, $1.0 million in 2012, and $1.7 million in 2011.

We began issuing time-lapse RSUs to employees during 2013. RSUs vest at the end of a four year term. We determine the fair value of time-lapse RSUs using the average stock price on the date of grant, and value them as a single award with the related compensation cost recognized using a straight-line method over the vesting period adjusted for estimated forfeitures. Employees received 95,120 RSUs during 2013 with an average closing stock price on the date of grant of $55.92.

We have provided additional stock-based compensation to employees and directors under stock appreciation rights contracts, deferred compensation agreements, restricted stock payments and a former stock awards program which was settled during fiscal year 2012. At May 31, 2013, outstanding stock appreciation rights totaled 133,315 shares, deferred compensation agreements to be settled in common stock totaled 4,635 shares and unvested restricted stock totaled 14,331 shares. Other credits at May 31, 2012 included $4.1 million of accrued stock-based compensation accounted for as liabilities, which were expected to be settled in cash. Common stock totaling 4.2 million shares at May 31, 2013 and 2.5 million shares at May 31, 2012 have been reserved for the settlement of stock-based compensation.

Total stock-based compensation included in selling, general and administrative expense was $9.5 million in 2013, $2.4 million in 2012, and $5.6 million in 2011. Prior to effects of the January 4, 2013 stock appreciation rights agreement and the deferred compensation agreements noted below, the impact of changes in our company's stock price on stock-based awards previously accounted for as liabilities increased stock-based compensation $4.7 million in 2013, reduced stock-based compensation $2.6 million in 2012 and increased stock-based compensation $0.8 million in 2011.

Total tax expense or benefit recognized in our statements of operations for stock-based compensation was an expense of $1.0 million in 2013, less than $0.1 million in 2012 and $1.1 million 2011. No cash tax benefit was realized for stock-based compensation in 2013, 2012 and 2011.

As of May 31, 2013, the total unrecognized stock-based compensation expense was $12.0 million. We currently expect to recognize approximately $4.6 million of this expense in 2014, $3.4 million in 2015, $2.7 million in 2016 and $1.3 million in 2017

Effective January 4, 2013 the outstanding stock appreciation rights agreement was extended and modified to require settlement in shares instead of cash. Also effective December 28, 2012, deferred compensation agreements totaling 101,790 shares were settled with shares. The results of these changes were insignificant to compensation expense. In addition, as a result of the changes, the Company will no longer face volatility in compensation expense due to the changes in the Company's stock price.

8. Retirement Plans

Defined Benefit Plans. Approximately 600 employees and retirees of our subsidiary, Riverside Cement Company, are covered by a defined benefit pension plan and a postretirement health benefit plan. In addition, substantially all of our executive and certain managerial employees are covered by a series of financial security plans that are non-qualified defined benefit plans. The financial security plans require deferral of a portion of a participant's salary and provide retirement, death and disability benefits to participants. We use a measurement date of May 31 for each of our pension and postretirement benefit plans.

The Riverside defined benefit pension plan ("Pension Plan") was amended during the first quarter of fiscal year 2013. This amendment provides that all benefit accruals under the Pension Plan shall cease effective December 31, 2012 and the Pension Plan will be frozen as of that date. The amendment was designed to reduce future pension costs and provide that, effective December 31, 2012, all future benefit accruals under the Pension Plan will automatically cease for all participants, and the accrued benefits under the Pension Plan will be determined and frozen as of that date. Accordingly, as a result of these amendments, accrued pension liability was reduced by $2.2 million with an offsetting reduction in the funded status of pension liability included in accumulated other comprehensive loss.

The pension and other benefit obligations recognized on our consolidated balance sheets totaled $77.1 million at May 31, 2013 and $88.5 million at May 31, 2012, of which $3.8 million at May 31, 2013 and $3.7 million at May 31, 2012 were classified as current liabilities.

The cumulative postretirement benefit plan adjustment recognized as other comprehensive loss on our consolidated balance sheets totaled $18.4 million (net of tax of $3.5 million) at May 31, 2013 and $24.5 million (net of tax of $1.4 million) at May 31, 2012.

The pretax changes in accumulated other comprehensive loss consist of the following:

	Pension Benefits		Other Benefits	
In thousands	**2013**	**2012**	**2013**	**2012**
Net actuarial loss at beginning of year	$28,968	$18,828	$ 5,066	$ 5,613
Amortization of actuarial loss	(1,381)	(1,722)	(515)	(566)
Current period net actuarial loss (gain)	(6,467)	11,862	(2,091)	19
Net actuarial loss at the end of year	$21,120	$28,968	$ 2,460	$ 5,066
Net prior service credit at beginning of year	$ —	$ —	$(3,545)	$(4,320)
Amortization of prior service credit	—	—	775	775
Net prior service credit at the end of year	$ —	$ —	$(2,770)	$(3,545)

The pretax amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic postretirement benefit cost (credit) in 2014 are as follows:

In thousands	**Pension Benefits**	**Other Benefits**
Net actuarial loss	$615	$ 229
Prior service credit	—	(775)
	$615	$(546)



Riverside Defined Benefit Plans. The amount of the defined benefit pension plan and postretirement health benefit plan expense charged to costs and expenses was as follows:

In thousands	Defined Pension Benefit 2013	Defined Pension Benefit 2012	Defined Pension Benefit 2011	Health Benefit 2013	Health Benefit 2012	Health Benefit 2011
Service cost	$ 339	$ 537	$ 502	$ 106	$ 98	$ 114
Interest cost	2,613	3,040	2,951	352	415	425
Expected return on plan assets	(3,059)	(3,108)	(2,740)	—	—	—
Amortization of prior service credit	—	—	—	(775)	(775)	(775)
Amortization of net actuarial loss	1,381	1,722	2,068	515	566	614
	$ 1,274	$ 2,191	$ 2,781	$ 198	$ 304	$ 378
Weighted average assumptions used to determine net cost						
Assumed discount rate	3.90%	5.35%	5.60%	4.35%	5.35%	5.60%
Assumed long-term rate of return on pension plan assets	7.30%	7.60%	8.25%	—	—	—
Average long-term pay progression	3.00%	3.00%	3.00%	—	—	—

Unrecognized prior service costs and credits and actuarial gains or losses for these plans are recognized in a systematic manner over the remaining service periods of active employees expected to receive benefits under these plans.

We contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as are considered appropriate. We expect to make contributions of $2.3 million in 2014.

Obligation and asset data for the defined benefit pension plan and postretirement health benefit plan at May 31 were as follows:

In thousands	Defined Pension Benefit 2013	Defined Pension Benefit 2012	Health Benefit 2013	Health Benefit 2012
Change in projected benefit obligation				
Benefit obligation at beginning of year	$ 66,121	$ 57,756	$ 8,168	$ 7,857
Service cost	339	537	106	98
Interest cost	2,613	3,040	352	415
Participant contributions	—	—	168	184
Curtailment	(2,228)	—	—	—
Benefits paid	(3,511)	(3,102)	(410)	(405)
Actuarial loss (gain)	(945)	7,890	(2,091)	19
Benefit obligation at end of year	$ 62,389	$ 66,121	$ 6,293	$ 8,168
Change in plan assets				
Fair value of plan assets at beginning of year	$ 40,028	$ 39,752	$ —	$ —
Actual return on plan assets	6,353	(864)	—	—
Employer contributions	4,304	4,242	241	221
Benefits paid	(3,511)	(3,102)	(241)	(221)
Fair value of plan assets at end of year	$ 47,174	$ 40,028	$ —	$ —
Funded status at end of year	$(15,215)	$(26,093)	$(6,293)	$(8,168)
Weighted average assumptions used to determine benefit obligations				
Assumed discount rate	4.50%	4.35%	4.55%	4.35%
Average long-term pay progression	—	3.00%	—	—

Accumulated benefit obligation for the defined benefit pension plan was $62.4 million at May 31, 2013 and $64.0 million at May 31, 2012.

The estimated future benefit payments under the defined benefit pension plan for each of the five succeeding years are $3.3 million, $3.5 million, $3.6 million, $3.7 million and $3.7 million and for the five-year period thereafter an aggregate of $19.7 million.

Authoritative accounting guidance for fair value measures provides a framework for measuring fair value. The framework establishes a three-level value hierarchy based on the nature of the information used to measure fair value. The fair value of all the defined benefit pension plan assets is based on quoted prices in active markets for identical assets which are considered Level 1 inputs within the hierarchy. The total estimated fair value of the plan assets at May 31 were as follows:

In thousands	2013	2012
Cash and cash equivalents	$ 969	$ 882
Mutual funds		
Equity	28,713	23,782
Fixed income	17,492	15,364
Fair value of plan assets at end of year	$47,174	$40,028

The plan fiduciaries set the long-term strategic investment objectives for the defined benefit pension plan assets. The objectives include preserving the funded status of the trust and balancing risk and return. Investment performance and plan asset mix are periodically reviewed with external consultants. Plan assets are currently allocated to the fixed income and equity categories of investments in a manner that varies in the short term, but has a long term objective of averaging approximately 60% in equity securities and 40% in fixed income securities. Within these categories, investments are allocated to multiple asset classes. The expected long-term rate of return on plan assets of 7.30% for 2013 was determined by considering historical and expected returns for each asset class and the effect of periodic asset rebalancing and, for underperforming assets, reallocations. The current allocation of plan assets has a long-term historical rate of return that exceeds the plan objectives. While historical returns are not guarantees of future performance, these allocations are expected to meet the objectives of the plan.

The actual defined benefit pension plan asset allocation at May 31, 2013 and 2012, and the target asset allocation for 2014, by asset category were as follows

% of Plan Assets	2013	2012	Target 2014
Equity securities	61%	59%	60%
Fixed income securities	39%	41%	40%
	100%	100%	100%

The assumed health care cost trend rate for the next year attributed to all participant age groups is 9% declining to an ultimate trend rate of 5% in 2022. The effect of increasing or decreasing the health care cost trend rates by one percentage point would increase the health benefit obligation by approximately $303,000 or decrease the health benefit obligation by approximately $308,000 and increase or decrease the plan expense by approximately $25,000.

The estimated future benefit payments under the postretirement health benefit plan for each of the five succeeding years are $0.2 million, $0.2 million, $0.3 million, $0.3 million and $0.3 million and for the five-year period thereafter an aggregate of $2.1 million.

Financial Security Defined Benefit Plans. The amount of financial security plan benefit expense and the projected financial security plan benefit obligation are determined using assumptions as of the end of the year. The weighted-average discount rate used was 4.35% in 2013 and 4.30% in 2012. Actuarial gains or losses are recognized when incurred, and therefore, the end of year benefit obligation is the same as the accrued benefit costs recognized in the consolidated balance sheet.

The financial security defined benefit plans were amended during the second quarter of fiscal year 2013. This amendment provides that effective December 31, 2012 the Plans were frozen.



The amount of financial security plan benefit expense charged to costs and expenses was as follows:

In thousands	2013	2012	2011
Service cost	$2,370	$2,147	$2,213
Interest cost	2,364	2,517	2,311
Recognized actuarial loss (gain)	(38)	4,366	2,347
Recognized actuarial loss adjustment	—	—	—
	$4,696	$9,030	$6,871

The following provides a reconciliation of the financial security plan benefit obligation.

In thousands	2013	2012
Change in projected benefit obligation		
Benefit obligation at beginning of year	$ 54,230	$ 48,091
Service cost	2,370	2,147
Interest cost	2,364	2,517
Recognized actuarial loss (gain)	(38)	4,366
Benefits paid	(3,323)	(2,891)
Benefit obligation at end of year	$ 55,603	$ 54,230
Funded status at end of year	$(55,603)	$(54,230)

The financial security plans are unfunded and benefits are paid as they become due. The estimated future benefit payments under the plans for each of the five succeeding years are $3.6 million, $4.0 million, $4.4 million, $4.4 million and $4.5 million and for the five-year period thereafter an aggregate of $21.0 million.

Defined Contribution Plans. Substantially all of our employees are covered by a series of defined contribution retirement plans. The amount of pension expense charged to costs and expenses for these plans was $0.5 million in 2013, $1.2 million in 2012, and $2.8 million in 2011. It is our policy to fund the plans to the extent of charges to income.

9. Income Taxes

The income tax provision (benefit) from continuing operations are composed of:

In thousands	2013	2012	2011
Current	$ (110)	$ 964	$ 1,071
Deferred	(13,656)	(2,605)	(44,948)
	$(13,766)	$(1,641)	$(43,877)

A reconciliation of income taxes from continuing operations at the federal statutory rate to the preceding provision (benefit) follows:

In thousands	2013	2012	2011
Taxes at statutory rate	$ (8,491)	$ 100	$(39,672)
Additional statutory depletion	(2,967)	(2,485)	(2,172)
State income taxes	(347)	519	(1,285)
Nontaxable insurance benefits	(1,317)	(1,219)	(1,275)
Stock-based compensation	(501)	823	909
Other—net	(143)	621	(382)
	$(13,766)	$(1,641)	$(43,877)

The components of the net deferred tax asset at May 31 are summarized below.

In thousands	2013	2012
Deferred tax assets		
Deferred compensation	$ 20,832	$ 22,626
Inventory costs	11,231	4,897
Accrued expenses not currently tax deductible	8,092	9,192
Goodwill	—	988
Pension and other postretirement benefits	7,493	11,042
Alternative minimum tax credit carryforward	28,808	28,808
Net operating loss carryforward	148,020	61,530
Other	7,412	5,998
Total deferred tax assets	231,888	145,081
Valuation allowance	(3,639)	(5,159)
Net deferred tax assets	228,249	139,922
Deferred tax liabilities		
Property, plant and equipment	196,220	103,583
Goodwill	457	—
Deferred real estate gains	20,044	19,049
Other	4,824	3,575
Total deferred tax liabilities	221,545	126,207
Net deferred tax asset	6,704	13,715
Less current deferred tax asset	18,774	10,713
Long-term deferred tax asset (liability)	$ (12,070)	$ 3,002

We made income tax payments of $0.5 million in 2013, $0.4 million in 2012 and $0.4 million in 2011, and received income tax refunds of $0.3 million in 2013, $0.1 million in 2012 and $13.1 million in 2011.

As of May 31, 2013, we had an alternative minimum tax credit carryforward of $28.8 million. The credit, which does not expire, is available for offset against future regular federal income tax. We had $143.1 millionin federal net operating loss carryforwards. The federal net operating losses, which begin to expire in 2030, may be carried forward twenty years and offset against future federal taxable income. We had $5.0 million in state net operating loss carryforwards. The state net operating losses, which begin to expire in 2014, may be carried forward from five to twenty years depending on the state jurisdiction.

Under special tax rules (the Section 382 Limitation), cumulative stock ownership changes among material shareholders exceeding fifty percent during a three-year period can potentially limit a company's future use of net operating losses, tax credits and certain "built-in losses" or deductions (tax attributes). The Section 382 Limitation may be increased by certain "built-in gains" as provided by current IRS guidance. We had an ownership change in 2009. However, management does not believe the Section 382 Limitation impacts the recorded value of deferred taxes or realization of our tax attributes.

Management reviews our deferred tax position and in particular our deferred tax assets whenever circumstances indicate that the assets may not be realized in the future and records a valuation allowance unless such deferred tax assets are deemed more likely than not to be recoverable. The ultimate realization of these deferred tax assets depends upon various factors including the generation of taxable income during future periods. The Company's deferred tax assets exceeded deferred tax liabilities as of May 31, 2013 and May 31, 2012. Management has concluded that the sources of taxable income we are permitted to consider do not assure the realization of the entire amount of our net deferred tax assets. Accordingly, a valuation allowance is required due to the uncertainty of realizing the deferred tax assets. We have $3.6 million in valuation allowances recorded against our net deferred tax assets as of May 31, 2013.

The amount of income tax we pay is subject to ongoing audits by federal and state authorities which may result in proposed assessments. We adjust reserves for our uncertain tax positions due to changing facts and



circumstances, such as the closing of a tax audit, judicial rulings, refinement of estimates, or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of a matter differs from the amount recorded, such difference generally will impact our provision for income taxes in the period that includes its final resolution. We have no significant reserves for uncertain tax positions including related interest and penalties.

In addition to our federal income tax return, we file income tax returns in various state jurisdictions. We are no longer subject to income tax examinations by federal tax authorities for years prior to 2007 and state tax authorities for years prior to 2007. The Internal Revenue Service completed their review of our federal income tax returns for 2007 through 2010 resulting in no adjustments.

10. Legal Proceedings and Contingent Liabilities

We are subject to federal, state and local environmental laws, regulations and permits concerning, among other matters, air emissions and wastewater discharge. We intend to comply with these laws, regulations and permits. However, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain of these laws, regulations and permits, or from private parties alleging that our operations have injured them or their property. It is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

In March 2008, the South Coast Air Quality Management District, or SCAQMD, informed one of our subsidiaries, Riverside Cement Company (Riverside), that it believed that operations at the Crestmore cement plant in Riverside, California caused the level of hexavalent chromium, or chrome 6, in the air in the vicinity of the plant to be elevated above ambient air levels. Chrome 6 has been identified by the State of California as a carcinogen. Riverside immediately began taking steps, in addition to its normal dust control procedures, to reduce dust from plant operations and eliminate the use of open clinker stockpiles. In February 2008, the SCAQMD placed an air monitoring station at the downwind property line closest to the open clinker stockpiles. In the SCAQMD's first public report of the results of its monitoring, over the period of February 12 to April 9, 2008, the average level of chrome 6 was 2.43 nanograms per cubic meter, or ng/m^3. Since that time, the average level has decreased. The average levels of chrome 6 reported by the SCAQMD at all of the air monitoring stations in areas around the plant, over the entire period of time they have operated those stations, including the station at the property line, average below 1.0 ng/m^3 over the entire period of time it has operated the stations. The SCAQMD compared the level of exposure at the air monitor on our property line with the following employee exposure standards established by regulatory agencies:

Occupational Safety and Health Administration	5,000 ng/m^3
National Institute for Occupational Safety and Health	1,000 ng/m^3
California Environmental Protection Agency	200 ng/m^3

In public meetings conducted by the SCAQMD, it stated that the risk of long term exposure immediately adjacent to the plant is similar to living close to a busy freeway or rail yard, and it estimated an increased risk of 250 to 500 cancers per one million people, assuming continuous exposure for 70 years. Riverside has not determined how this particular risk number was calculated by SCAQMD. However, the *Riverside Press Enterprise* reported in a May 30, 2008 story that "John Morgan, a public health and epidemiology professor at Loma Linda University, said he looked at cancer cases reported from 1996 to 2005 in the census [tract] nearest the [plant] and found no excess cases. That includes lung cancer, which is associated with exposure to hexavalent chromium."

In late April 2008, a lawsuit was filed in Riverside County Superior Court of the State of California styled *Virginia Shellman, et al. v. Riverside Cement Holdings Company, et al* . The lawsuit against three of our subsidiaries purports to be a class action complaint for medical monitoring for a putative class defined as individuals who were allegedly exposed to chrome 6 emissions from our Crestmore cement plant. The complaint alleges an increased risk of future illness due to the exposure to chrome 6 and other toxic chemicals. The suit requests, among other things, establishment and funding of a medical testing and monitoring program for the class until their exposure to chrome 6 is no longer a threat to their health, as well as punitive and exemplary damages.

Since the *Shellman* lawsuit was filed, five additional putative class action lawsuits have been filed in the same court. The putative class in each of these cases is the same as or a subset of the putative class in the *Shellman* case, and the allegations and requests for relief are similar to those in the *Shellman* case. As a consequence, the court has stayed four of these lawsuits until the *Shellman* lawsuit is finally determined.

Since August 2008, additional lawsuits have been filed in the same court against Texas Industries, Inc. or one or more of our subsidiaries containing allegations of personal injury and wrongful death by approximately 3,000 individual plaintiffs who were allegedly exposed to chrome 6 and other toxic or harmful substances in the air, water and soil caused by emissions from the Crestmore plant. The court has dismissed Texas Industries, Inc. from the suits, and our subsidiaries operating in Texas have been dismissed by agreement with the plaintiffs. Most of our subsidiaries operating in California remain as defendants. The court has dismissed from these suits plaintiffs that failed to provide required information, leaving approximately 2,000 plaintiffs.

Since January 2009, additional lawsuits have been filed against Texas Industries, Inc. or one or more of our subsidiaries in the same court involving similar allegations, causes of action and requests for relief, but with respect to our Oro Grande, California cement plant instead of the Crestmore plant. The suits involve approximately 300 individual plaintiffs. Texas Industries, Inc. and our subsidiaries operating in Texas have been similarly dismissed from these suits. The court has dismissed from these suits plaintiffs that failed to provide required information, leaving approximately 250 plaintiffs. Prior to the filing of the lawsuits, the air quality management district in whose jurisdiction the plant lies conducted air sampling from locations around the plant. None of the samples contained chrome 6 levels above 1.0 ng/m^3.

The plaintiffs allege causes of action that are similar from suit to suit. Following dismissal of certain causes of action by the court and amendments by the plaintiffs, the remaining causes of action typically include, among other things, negligence, intentional and negligent infliction of emotional distress, trespass, public and private nuisance, strict liability, willful misconduct, fraudulent concealment, unfair business practices, wrongful death and loss of consortium. The plaintiffs generally request, among other things, general and punitive damages, medical expenses, loss of earnings, property damages and medical monitoring costs. At the date of this report, none of the plaintiffs in these cases has alleged in their pleadings any specific amount or range of damages. Some of the suits include additional defendants, such as the owner of another cement plant located approximately four miles from the Crestmore plant or former owners of the Crestmore and Oro Grande plants. We will vigorously defend all of these suits but we cannot predict what liability, if any, could arise from them. We also cannot predict whether any other suits may be filed against us alleging damages due to injuries to persons or property caused by claimed exposure to chrome 6.

We are defendants in other lawsuits that arose in the ordinary course of business. In our judgment the ultimate liability, if any, from such legal proceedings will not have a material effect on our consolidated financial position or results of operations.

11. Business Segments

We have three business segments: cement, aggregates and consumer products. Our business segments are managed separately along product lines. Through the cement segment we produce and sell gray portland cement as our principal product, as well as specialty cements. Through the aggregates segment we produce and sell stone, sand and gravel as our principal products. Previously, the aggregates segment included our expanded shale and clay lightweight aggregates which has been classified as discontinued operations in the current period and all prior periods. Therefore, amounts for these operations are not included in the information presented below. Through the consumer products segment we produce and sell ready-mix concrete as our principal product. We account for intersegment sales at market prices. Segment operating profit consists of net sales less operating costs and expenses. Corporate includes those administrative, financial, legal, human resources, environmental and real estate activities which are not allocated to operations and are excluded from segment operating profit. Identifiable assets by segment are those assets that are used in each segment's operation. Corporate assets consist primarily of cash and cash equivalents, real estate and other financial assets not identified with a business segment.



The following is a summary of operating results and certain other financial data for our business segments.

In thousands	2013	2012	2011
Net sales			
Cement			
Sales to external customers	$ 336,614	$ 268,886	$ 240,449
Intersegment sales	44,890	46,407	46,845
Aggregates			
Sales to external customers	128,901	96,212	97,955
Intersegment sales	26,705	21,145	20,399
Consumer products			
Sales to external customers	231,566	229,007	233,502
Intersegment sales	162	2,721	2,646
Eliminations	(71,757)	(70,273)	(69,890)
Total net sales	$ 697,081	$ 594,105	$ 571,906
Segment operating profit (loss)			
Cement	$ 44,062	$ 20,488	$ (10,249)
Aggregates	14,443	25,370	16,096
Consumer products	(10,132)	25,035	(11,151)
Total segment operating profit (loss)	48,373	70,893	(5,304)
Corporate	(39,826)	(35,771)	(30,843)
Interest	(32,807)	(34,835)	(47,583)
Loss on debt retirements	—	—	(29,619)
Income (loss) from continuing operations before income taxes	$ (24,260)	$ 287	$ (113,349)
Identifiable assets			
Cement	$1,174,879	$1,135,336	$1,082,524
Aggregates	168,255	219,074	201,917
Consumer products	182,839	90,717	106,643
Corporate	109,852	131,801	159,927
Total assets	$1,635,825	$1,576,928	$1,551,011
Depreciation, depletion and amortization			
Cement	$ 35,219	$ 35,078	$ 36,576
Aggregates	13,053	14,231	17,099
Consumer products	9,353	8,981	7,625
Corporate	988	1,148	1,133
Total depreciation, depletion and amortization	$ 58,613	$ 59,438	$ 62,433
Capital expenditures			
Cement	$ 77,793	$ 78,618	$ 30,413
Aggregates	4,298	20,979	5,078
Consumer products	8,820	4,569	8,229
Corporate	1,607	1,817	917
Total capital expenditures	$ 92,518	$ 105,983	$ 44,637
Net sales by product			
Cement	$ 301,106	$ 232,007	$ 209,586
Stone, sand and gravel	83,333	64,393	68,645
Ready-mix concrete	231,195	182,418	180,733
Other products	10,758	50,409	56,272
Delivery fees	70,689	64,878	56,670
Total net sales	$ 697,081	$ 594,105	$ 571,906

All sales were made in the United States during the periods presented with no single customer representing more than ten percent of sales.

Cement segment operating profit includes a gain from the sales of emission credits associated with our Crestmore cement plant in Riverside, California of $2.5 million in 2012.

Consumer products operating profit includes a gain of $1.6 million in 2012 from the exchange of certain ready-mix operations in Houston, Texas for ready-mix and aggregates operations that serve the Austin, Texas metropolitan market.

Operating profit includes $2.0 million in restructuring charges in 2012, including $1.1 million associated with our cement operations, $0.4 million associated with our aggregate operations, $0.5 million associated with our ready-mix concrete operations. An additional $1.2 million in restructuring charges in 2012 is associated with our corporate activities.

Capital expenditures incurred in connection with the expansion of our Hunter, Texas cement plant was $75.3 million in 2013, $72.9 million in 2012 and $25.4 million in 2011, of which $38.5 million in 2013, $32.3 million in 2012 and $11.0 million in 2011 was capitalized interest paid.

Capital expenditures for normal replacement and upgrades of existing equipment and acquisitions to sustain existing operations were $25.4 million in 2013, $33.4 million in 2012 and $20.3 million in 2011, of which $18.0 million was incurred to acquire aggregate reserves in 2012.

All of our identifiable assets are located in the United States.



12. Condensed Consolidating Financial Information

On August 10, 2010, Texas Industries, Inc. (the parent company) issued $650 million aggregate principal amount of its 9.25% senior notes due 2020. All existing consolidated subsidiaries of the parent company are 100% owned and provide a joint and several, full and unconditional guarantee of the securities. There are no significant restrictions on the parent company's ability to obtain funds from any of the guarantor subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on a guarantor subsidiary's ability to obtain funds from the parent company or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and statements of cash flows are provided for the parent company and guarantor subsidiaries. The information has been presented as if the parent company accounted for its ownership of the guarantor subsidiaries using the equity method of accounting. Prior period information has been reclassified to conform to the current period presentation.

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Condensed consolidating balance sheet at May 31, 2013				
Cash and cash equivalents	$ 58,791	$ 2,505	$ —	$ 61,296
Receivables—net	—	126,922	—	126,922
Inventories	—	105,054	—	105,054
Deferred income taxes and prepaid expenses	615	26,834	(155)	27,294
Discontinued operations held for sale	—	—	—	—
Total current assets	59,406	261,315	(155)	320,566
Property, plant and equipment—net	—	1,226,396	—	1,226,396
Goodwill	—	40,575	—	40,575
Real estate and investments	1,080	28,391	—	29,471
Deferred income taxes and other charges	210,838	7,744	(199,765)	18,817
Investment in subsidiaries	1,028,330	—	(1,028,330)	—
Long-term intercompany receivables	167,778	18,743	(186,521)	—
Total assets	$1,467,432	$1,583,164	$(1,414,771)	$1,635,825
Accounts payable	$ 46	$ 69,015	$ —	$ 69,061
Accrued interest, compensation and other	26,416	36,075	(155)	62,336
Current portion of long-term debt	—	1,872	—	1,872
Total current liabilities	26,462	106,962	(155)	133,269
Long-term debt	650,245	7,690	—	657,935
Long-term intercompany payables	18,743	167,778	(186,521)	—
Deferred income taxes	—	211,832	(199,765)	12,067
Other credits	52,042	27,048	—	79,090
Shareholders' equity	719,940	1,061,854	(1,028,330)	753,464
Total liabilities and shareholders' equity	$1,467,432	$1,583,164	$(1,414,771)	$1,635,825

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Condensed consolidating balance sheet at May 31, 2012				
Cash and cash equivalents	$ 84,713	$ 3,314	$ —	$ 88,027
Receivables—net	—	98,836	—	98,836
Inventories	—	99,441	—	99,441
Deferred income taxes and prepaid expenses	99	18,908	—	19,007
Discontinued operations held for sale	—	40,344	—	40,344
Total current assets	84,812	260,843	—	345,655
Property, plant and equipment—net	—	1,185,325	—	1,185,325
Goodwill	—	1,715	—	1,715
Real estate and investments	664	20,201	—	20,865
Deferred income taxes and other charges	123,734	7,356	(107,722)	23,368
Investment in subsidiaries	987,519	—	(987,519)	—
Long-term intercompany receivables	246,298	18,747	(265,045)	—
Total assets	$1,443,027	$1,494,187	$(1,360,286)	$1,576,928
Accounts payable	$ 108	$ 64,717	$ —	$ 64,825
Accrued interest, compensation and other	25,829	35,488	—	61,317
Current portion of long-term debt	4	1,210	—	1,214
Total current liabilities	25,941	101,415	—	127,356
Long-term debt	650,245	6,704	—	656,949
Long-term intercompany payables	18,747	246,298	(265,045)	—
Deferred income taxes	—	107,722	(107,722)	—
Other credits	51,823	44,529	—	96,352
Shareholders' equity	696,271	987,519	(987,519)	696,271
Total liabilities and shareholders' equity	$1,443,027	$1,494,187	$(1,360,286)	$1,576,928
Condensed consolidating statement of comprehensive income for the year ended May 31, 2013				
Net sales	$ —	$ 697,081	$ —	$ 697,081
Cost of products sold	—	629,803	—	629,803
	—	67,278	—	67,278
Selling, general and administrative	9,133	58,524	—	67,657
Interest	68,885	—	(36,078)	32,807
Loss on debt retirements	—	—	—	—
Other income	(70)	(8,856)	—	(8,926)
Intercompany other income	(3,501)	(32,577)	36,078	—
	74,447	17,091	—	91,538
Income (loss) from continuing operations before the following items	(74,447)	50,187	—	(24,260)
Income taxes (benefit)	(30,805)	17,039	—	(13,766)
	(43,642)	33,148	—	(10,494)
Equity in earnings of subsidiaries	68,193	—	(68,193)	—
Net income (loss) from continuing operations	$ 24,551	$ 33,148	$ (68,193)	$ (10,494)
Net income from discontinued operations, net of tax	$ —	$ 35,044	$ —	$ 35,044
Net income (loss)	$ 24,551	$ 68,192	$ (68,193)	$ 24,550
Comprehensive income (loss)	$ 24,551	$ 74,336	$ (68,193)	$ 30,694



In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Condensed consolidating statement of comprehensive income for the year Ended May 31, 2012				
Net sales	$ —	$594,105	$ —	$ 594,105
Cost of products sold	—	560,573	—	560,573
	—	33,532	—	33,532
Selling, general and administrative	9,349	59,014	—	68,363
Restructuring charges	—	3,153	—	3,153
Interest	68,291	—	(33,456)	34,835
Loss on debt retirements	—	—	—	—
Other income	(56)	(73,050)	—	(73,106)
Intercompany other income	(3,500)	(29,956)	33,456	—
	74,084	(40,839)	—	33,245
Income (loss) from continuing operations before the following items	(74,084)	74,371	—	287
Income taxes (benefit)	(27,345)	25,704	—	(1,641)
	(46,739)	48,667	—	1,928
Equity in earnings of subsidiaries	54,215	—	(54,215)	—
Net income (loss) from continuing operations	$ 7,476	$ 48,667	$(54,215)	$ 1,928
Net income from discontinued operations, net of tax	$ —	$ 5,548	$ —	$ 5,548
Net income (loss)	$ 7,476	$ 54,215	$(54,215)	$ 7,476
Comprehensive income (loss)	$ 7,476	$ 42,479	$(54,215)	$ (4,260)
Condensed consolidating statement of comprehensive income for the year ended May 31, 2011				
Net sales	$ —	$571,906	$ —	$ 571,906
Cost of products sold	—	556,925	—	556,925
Gross profit (loss)	—	14,981	—	14,981
Selling, general and administrative	8,810	63,239	—	72,049
Interest	66,101	—	(18,518)	47,583
Loss on debt retirements	29,619	—	—	29,619
Other income	(200)	(20,721)	—	(20,921)
Intercompany other income	(3,500)	(15,018)	18,518	—
	100,830	27,500	—	128,330
Income (loss) from continuing operations before the following items	(100,830)	(12,519)	—	(113,349)
Income taxes (benefit)	(37,475)	(6,402)	—	(43,877)
	(63,355)	(6,117)	—	(69,472)
Equity in earnings of subsidiaries	(1,558)	—	1,558	—
Net income (loss) from continuing operations	$ (64,913)	$ (6,117)	$ 1,558	$ (69,472)
Net income from discontinued operations, net of tax	$ —	$ 4,559	$ —	$ 4,559
Net Income (loss)	$ (64,913)	$ (1,558)	$ 1,558	$ (64,913)
Comprehensive income (loss)	$ (64,913)	$ (170)	$ 1,558	$ (63,525)

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Condensed consolidating statement of cash flows for the year ended May 31, 2013				
Net cash provided (used) by operating activities	$(121,261)	$154,561	$ —	$ 33,300
Investing activities				
Capital expenditures—expansions	—	(67,426)	—	(67,426)
Capital expenditures—other	—	(25,395)	—	(25,395)
Proceeds from asset disposals	—	18,481	—	18,481
Investments in life insurance contracts	2,467	—	—	2,467
Other—net	—	(102)	—	(102)
Net cash provided (used) by investing activities	2,467	(74,442)	—	(71,975)
Financing activities				
Long-term borrowings	—	—	—	—
Debt payments	(4)	(2,680)	—	(2,684)
Debt issuance costs	—	—	—	—
Stock option exercises	14,628	—	—	14,628
Common dividends paid	—	—	—	—
Net intercompany financing activities	78,248	(78,248)	—	—
Net cash provided (used) by financing activities	92,872	(80,928)	—	11,944
Increase (decrease) in cash and cash equivalents	(25,922)	(809)	—	(26,731)
Cash and cash equivalents at beginning of period	84,713	3,314	—	88,027
Cash and cash equivalents at end of period	$ 58,791	$ 2,505	$ —	$ 61,296
Condensed consolidating statement of cash flows for the year ended May 31, 2012				
Net cash provided (used) by operating activities	$ (49,100)	$ 59,274	$ —	$ 10,174
Investing activities				
Capital expenditures—expansions	—	(72,906)	—	(72,906)
Capital expenditures—other	—	(33,430)	—	(33,430)
Proceeds from asset disposals	—	66,845	—	66,845
Investments in life insurance contracts	3,354	—	—	3,354
Other—net	—	(245)	—	(245)
Net cash provided (used) by investing activities	3,354	(39,736)	—	(36,382)
Financing activities				
Long-term borrowings	—	—	—	—
Debt payments	(19)	(281)	—	(300)
Debt issuance costs	(1,829)	—	—	(1,829)
Stock option exercises	2,023	—	—	2,023
Common dividends paid	(2,091)	—	—	(2,091)
Net intercompany financing activities	18,477	(18,477)	—	—
Net cash provided (used) by financing activities	16,561	(18,758)	—	(2,197)
Increase (decrease) in cash and cash equivalents	(29,185)	780	—	(28,405)
Cash and cash equivalents at beginning of period	113,898	2,534	—	116,432
Cash and cash equivalents at end of period	$ 84,713	$ 3,314	$ —	$ 88,027



In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Condensed consolidating statement of cash flows for the year ended May 31, 2011				
Net cash provided (used) by operating activities	$ (55,280)	$ 64,525	$ —	$ 9,245
Investing activities				
Capital expenditures—expansions	—	(25,430)	—	(25,430)
Capital expenditures—other	—	(20,253)	—	(20,253)
Proceeds from asset disposals	—	3,596	—	3,596
Investments in life insurance contracts	4,073	—	—	4,073
Other—net	—	1,266	—	1,266
Net cash provided (used) by investing activities	4,073	(40,821)	—	(36,748)
Financing activities				
Long-term borrowings	650,000	—	—	650,000
Debt payments	(561,394)	(233)	—	(561,627)
Debt issuance costs	(12,492)	—	—	(12,492)
Stock option exercises	1,462	—	—	1,462
Common dividends paid	(8,354)	—	—	(8,354)
Net intercompany financing activities	23,391	(23,391)	—	—
Net cash provided (used) by financing activities	92,613	(23,624)	—	68,989
Increase (decrease) in cash and cash equivalents	41,406	80	—	41,486
Cash and cash equivalents at beginning of period	72,492	2,454	—	74,946
Cash and cash equivalents at end of period	$ 113,898	$ 2,534	$ —	$ 116,432

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Texas Industries, Inc.

We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries (the Company) as of May 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and shareholders' equity for each of the three years in the period ended May 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Texas Industries, Inc. and subsidiaries' internal control over financial reporting as of May 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Dallas, Texas
July 22, 2013



QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following is a summary of quarterly financial information (in thousands except per share).

2013	Aug.	Nov.	Feb.	May
Net sales	$174,523	$167,693	$141,359	$213,506
Gross profit	15,200	11,754	12,324	28,000
Net income (loss) from continuing operations	(7,396)	(10,189)	(8,513)	15,604
Net income from discontinued operations	4,738	(933)	2,699	28,540
Net income (loss)(1)	(2,658)	(11,122)	(5,814)	44,144
Net income (loss) per share from continuing operations:				
Basic earnings (loss) per share	$ (0.26)	$ (0.36)	$ (0.30)	$ 0.55
Diluted earnings (loss) per share	$ (0.26)	$ (0.36)	$ (0.30)	$ 0.55
Net income (loss) from discontinued operations:				
Basic earnings (loss) per share	$ 0.18	$ (0.04)	$ 0.10	$ 1.00
Diluted earnings (loss) per share	$ 0.18	$ (0.04)	$ 0.10	$ 0.99
Net income (loss):				
Basic earnings (loss) per share	$ (0.08)	$ (0.40)	$ (0.20)	$ 1.55
Diluted earnings (loss) per share	$ (0.08)	$ (0.40)	$ (0.20)	$ 1.54

2012	Aug.	Nov.	Feb.	May
Net sales	$167,629	$146,173	$121,894	$158,409
Gross profit	10,628	1,484	(1,880)	23,300
Net income (loss) from continuing operations	(9,382)	(20,622)	(25,175)	57,107
Net income (loss) from discontinued operations	1,962	(415)	895	3,106
Net income (loss)(2)(3)	(7,420)	(21,037)	(24,280)	60,213
Net income (loss) per share from continuing operations:				
Basic earnings (loss) per share	$ (0.34)	$ (0.73)	$ (0.90)	$ 2.04
Diluted earnings (loss) per share	$ (0.34)	$ (0.73)	$ (0.90)	$ 2.04
Net income from discontinued operations:				
Basic earnings (loss) per share	$ 0.07	$ (0.01)	$ 0.03	$ 0.11
Diluted earnings (loss) per share	$ 0.07	$ (0.01)	$ 0.03	$ 0.11
Net income (loss):				
Basic earnings (loss) per share	$ (0.27)	$ (0.74)	$ (0.87)	$ 2.15
Diluted earnings (loss) per share	$ (0.27)	$ (0.74)	$ (0.87)	$ 2.15

(1) During the May 2013 quarter, we entered into an asset exchange transaction that resulted in the recognition of a gain of $41.1 million reported in our aggregate segment.

(2) During the August 2012 quarter, we sold emission credits associated with our Crestmore cement plant in Riverside, California that resulted in a gain of $2.5 million reported in our cement segment. We entered into an asset exchange transaction that resulted in the recognition of a gain of $1.6 million reported in our consumer products segment.

(3) During the May 2012 quarter, we completed the valuation of the fair value of our 40% interest in a joint venture to which we contributed seven ready-mix plants and related assets in November 2011 that resulted in the recognition of a gain of $8.9 million reported in our consumer products segment. We sold our Texas-based package products operations that resulted in the recognition of a gain of $30.9 million reported in our consumer products segment. We sold our aggregate rail distribution terminal and associated assets located in Stafford, Texas that resulted in the recognition of a gain of $20.8 million reported in our aggregates segment.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods. As of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer evaluated, with the participation of our management, the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of May 31, 2013.

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining a system of internal control over financial reporting that is designed to provide reasonable assurance, in a cost-effective manner, that financial statements are prepared in accordance with generally accepted accounting principles, assets are safeguarded and transactions occur and are recorded in accordance with management's authorization. Internal control systems over financial reporting have inherent limitations and may not prevent or detect all material misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance that the internal control objectives are met.

With the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2013. The criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework* were used by management in its assessment. Based on the assessment, management concluded that the Company's internal control over financial reporting was effective as of May 31, 2013.

Ernst & Young LLP, the Company's Independent Registered Public Accounting Firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. It appears immediately following this report.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Texas Industries, Inc.

We have audited Texas Industries, Inc. and subsidiaries' (the Company) internal control over financial reporting as of May 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Texas Industries, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Industries, Inc. and subsidiaries as of May 31, 2013 and 2012, and the related consolidated statement of operations, comprehensive income (loss), cash flows, and shareholders' equity for each of the three years in the period ended May 31, 2013 of Texas Industries, Inc. and subsidiaries and our report dated July 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Dallas, Texas
July 22, 2013

ITEM 9B. ***OTHER INFORMATION***

None.



PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information about our executive officers is incorporated by reference to the "Executive Officers" section in Item 1 of this Report. Information about our directors is incorporated by reference to the "Election of Directors" section in our Proxy Statement for the 2013 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission within 120 days after May 31, 2013 (the "Proxy Statement"). Information about changes in the procedures by which shareholders may recommend director nominees is incorporated by reference to the "Corporate Governance-Director Nominations" section of the Proxy Statement. Information about the Audit Committee and an audit committee financial expert is incorporated by reference to the "Board of Directors and Its Standing Committees—Audit Committee" section of the Proxy Statement.

Information about Section 16 reports is incorporated by reference to the "Section 16(a) Beneficial Ownership Reporting Compliance" section of the Proxy Statement.

Information about our Code of Ethics applicable to our chief executive officer, chief financial officer and principal accounting officer is incorporated by reference to the "Available Information" section in Item 1 of this Report and to the "Corporate Governance—Codes of Ethics, Corporate Governance Guidelines and Committee Charters" section of the Proxy Statement.

ITEM 11. *EXECUTIVE COMPENSATION*

Information about executive and director compensation is incorporated by reference to the "Compensation Discussion and Analysis," "Compensation Tables and Information," "Compensation Committee Report," and "Director Compensation" sections of the Proxy Statement. Information about compensation committee interlocks and insider participation is incorporated by reference to the "Corporate Governance—Compensation Committee Interlocks and Insider Participation" section of the Proxy Statement.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information about equity compensation plans is incorporated by reference to the "Equity Compensation Plan Information" section in Item 5 of this Report. Information about security ownership of certain beneficial owners and management is incorporated by reference to the "Security Ownership of Certain Beneficial Owners and Management" section of the Proxy Statement.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information about certain relationships and related transactions is incorporated by reference to the "Corporate Governance—Related Person Transactions and Other Relationships" section of the Proxy Statement. Information about director independence is incorporated by reference to the "Corporate Governance—Director Independence" section of the Proxy Statement.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information about principal accountant fees and services is incorporated by reference to the "Audit Committee Report" and "Fees Paid to Independent Auditors" sections of the Proxy Statement.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as a part of this report.

(b) Financial Statements and Supplementary Data

Consolidated Balance Sheets—May 31, 2013 and 2012
Consolidated Statements of Operations—Years ended May 31, 2013. 2012 and 2011
Consolidated Statements of Comprehensive Income (Loss)—Years ended May 31, 2013. 2012 and 2011
Consolidated Statements of Cash Flows—Years ended May 31, 2013, 2012 and 2011
Consolidated Statements of Shareholders' Equity—Years ended May 31, 2013. 2012 and 2011
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

(2) Financial Statement Schedules

Financial statement schedules have been omitted because they are not applicable or the information required therein is included elsewhere in the financial statements or notes thereto.

(3) Listing of Exhibits

INDEX TO EXHIBITS

Exhibit Number	
3.1	Composite Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K filed on July 21, 2010)
3.2	Bylaws (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on January 14, 2010)
3.3	Amended and Restated Certificate of Designations of Series B Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on November 1, 2006)
4.1	Form of the Company's 9 ¼% Senior Note due 2020 and Notation of Guarantee (incorporated by reference to Exhibit 4.4 to Current Report on Form 8-K filed on August 11, 2010)
4.2	Registration Rights Agreement, dated as of August 10, 2010, among the Company and the Initial Purchasers (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed on August 11, 2010)
4.3	Indenture, dated as of August 10, 2010, among the Company, the Guarantors and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed on August 11, 2010)
10.1	Purchase Agreement, dated July 27, 2010, among the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on August 2, 2010)
10.2	Third Amended and Restated Credit Agreement, dated as of August 25, 2011, among the Company, Bank of America, N.A., as Administrative Agent, Lead Collateral Agent, Swing Line Lender and L/C Issuer, Wells Fargo Bank, National Association, as L/C Issuer, Wells Fargo Capital Finance, LLC, as Co-Collateral Agent, General Electric Capital Corporation, as Co-Collateral Agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on August 31, 2011)



Exhibit Number	
10.3	Amended and Restated Security Agreement, dated June 19, 2009, among the Company, the Guarantors and Bank of America, N. A., as Administrative Agent (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q filed on January 7, 2010)
10.4	First Amendment to Amended and Restated Security Agreement, dated as of August 25, 2011, among the Company, the Subsidiary Guarantors and Bank of America, N. A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on August 31, 2011)
10.5	Employment Agreement of Mel G. Brekhus dated as of April 22, 2013 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on April 24, 2013)
10.6	Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan, as amended (incorporated by reference to Appendix A to Proxy Statement filed on August 24, 2012)
10.7	Form of Stock Option Agreement under Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (incorporated by reference to Exhibit 10.10 to Annual Report on Form 10-K filed on July 25, 2006)
10.8	Form of Non-Employee Directors Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 16, 2009)
10.9	Form of Restricted Stock Unit Agreement Under the Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (for time vested units)
10.10	Form of Performance Restricted Stock Unit Agreement Under the Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (for performance based units)
10.11	Amendment No. 3 and Restatement of SAR Agreement for Employee Directors and Assumption Under Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan, by and between Texas Industries, Inc. and Mel G. Brekhus dated January 4, 2013 (incorporated by reference to Exhibit 10.7 to Quarterly Report on Form 10-Q filed on March 28, 2013)
10.12	Texas Industries, Inc. Management Deferred Compensation Plan (incorporated by reference to Appendix B to Proxy Statement filed on August 24, 2012)
10.13	Form of Texas Industries, Inc. Management Deferred Compensation Plan Election Agreement
10.14	TXI Annual Incentive Plans-Fiscal Year 1014
10.15	TXI Three Year Incentive Plan for the Three Consecutive Fiscal Year Periods Ending May 31, 2014 (incorporated by reference to Exhibit 10.18 to Annual Report on Form 10-K filed on July 15, 2011)
10.16	TXI Three Year Incentive Plan for the Three Consecutive Fiscal Year Periods Ending May 31, 2015 (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K filed on July 17, 2012)
10.17	TXI Three Year Incentive Plan for the Three Consecutive Fiscal Year Periods Ending May 31, 2016
10.18	Master Performance-Based Incentive Plan (incorporated by reference to Appendix A to definitive proxy statement filed on August 25, 2006)
10.19	Deferred Compensation Plan for Directors of Texas Industries, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 24, 2006)

Exhibit Number	
10.20	Form of 2005 Executive Financial Security Plan (Annuity Formula), as amended (incorporated by reference to Exhibit 10.26 to Quarterly Report on Form 10-Q filed on January 7, 2010)
10.21	Form of 2005 Executive Financial Security Plan (Lump Sum Formula), as amended (incorporated by reference to Exhibit 10.27 to Quarterly Report Form 1-Q filed on January 7, 2010)
10.22	Form of Change in Control Severance Agreement (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on April 25, 2006)
12.1	Computation of Ratios of Earnings to Fixed Charges
21.1	Subsidiaries of the Registrant as of May 31, 2013
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney for certain members of the Board of Directors
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1	Section 1350 Certification of Chief Executive Officer
32.2	Section 1350 Certification of Chief Financial Officer
95.1	Mine Safety Disclosure Exhibit
101	The following financial information from Texas Industries, Inc.'s Annual Report on Form 10-K for the year ended May 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of May 31, 2013 and May 31, 2012, (ii) Consolidated Statements of Operations for the years ended May 31, 2013, 2012 and 2011, (iii) Consolidated Statements of Cash Flows for the years ended May 31, 2013, 2012 and 2011, and (iv) the Notes to Consolidated Financial Statements.



SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 22nd day of July, 2013.

TEXAS INDUSTRIES, INC.

By /S/ MEL G. BREKHUS
Mel G. Brekhus,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ MEL G. BREKHUS Mel G. Brekhus	Director, President and Chief Executive Officer (Principal Executive Officer)	July 22, 2013
/S/ KENNETH R. ALLEN Kenneth R. Allen	Vice President—Finance and Chief Financial Officer (Principal Financial Officer)	July 22, 2013
/S/ T. LESLEY VINES, JR. T. Lesley Vines, Jr.	Vice President—Corporate Controller and Treasurer (Principal Accounting Officer)	July 22, 2013
/S/ JOHN D. BAKER II* John D. Baker II	Director	July 22, 2013
/S/ EUGENIO CLARIOND* Eugenio Clariond	Director	July 22, 2013
/S/ SAM COATS* Sam Coats	Director	July 22, 2013
/S/ SEAN FOLEY* Sean Foley	Director	July 22, 2013
/S/ BERNARD LANIGAN, JR.* Bernard Lanigan, Jr.	Director	July 22, 2013
/S/ THOMAS RANSDELL* Thomas Ransdell	Director	July 22, 2013
/S/ THOMAS L. RYAN* Thomas L. Ryan	Director	July 22, 2013
/S/ RONALD G. STEINHART* Ronald G. Steinhart	Director	July 22, 2013
/S/ DOROTHY C. WEAVER* Dorothy C. Weaver	Director	July 22, 2013

A majority of the Board of Directors

* By /S/ T. LESLEY VINES, JR.
T. Lesley Vines, Jr.
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	
3.1	Composite Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K filed on July 21, 2010)
3.2	Bylaws (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on January 14, 2010)
3.3	Amended and Restated Certificate of Designations of Series B Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on November 1, 2006)
4.1	Form of the Company's 9 ¼% Senior Note due 2020 and Notation of Guarantee (incorporated by reference to Exhibit 4.4 to Current Report on Form 8-K filed on August 11, 2010)
4.2	Registration Rights Agreement, dated as of August 10, 2010, among the Company and the Initial Purchasers (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed on August 11, 2010)
4.3	Indenture, dated as of August 10, 2010, among the Company, the Guarantors and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed on August 11, 2010)
10.1	Purchase Agreement, dated July 27, 2010, among the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on August 2, 2010)
10.2	Third Amended and Restated Credit Agreement, dated as of August 25, 2011, among the Company, Bank of America, N.A., as Administrative Agent, Lead Collateral Agent, Swing Line Lender and L/C Issuer, Wells Fargo Bank, National Association, as L/C Issuer, Wells Fargo Capital Finance, LLC, as Co-Collateral Agent, General Electric Capital Corporation, as Co-Collateral Agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on August 31, 2011)
10.3	Amended and Restated Security Agreement, dated June 19, 2009, among the Company, the Guarantors and Bank of America, N. A., as Administrative Agent (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q filed on January 7, 2010)
10.4	First Amendment to Amended and Restated Security Agreement, dated as of August 25, 2011, among the Company, the Subsidiary Guarantors and Bank of America, N. A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on August 31, 2011)
10.5	Employment Agreement of Mel G. Brekhus dated as of April 22, 2013 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on April 24, 2013)
10.6	Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan, as amended (incorporated by reference to Appendix A to Proxy Statement filed on August 24, 2012)
10.7	Form of Stock Option Agreement under Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (incorporated by reference to Exhibit 10.10 to Annual Report on Form 10-K filed on July 25, 2006)
10.8	Form of Non-Employee Directors Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 16, 2009)
10.9	Form of Restricted Stock Unit Agreement Under the Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (for time vested units)
10.10	Form of Performance Restricted Stock Unit Agreement Under the Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (for performance based units)



Exhibit Number	
10.11	Amendment No. 3 and Restatement of SAR Agreement for Employee Directors and Assumption Under Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan, by and between Texas Industries, Inc. and Mel G. Brekhus dated January 4, 2013 (incorporated by reference to Exhibit 10.7 to Quarterly Report on Form 10-Q filed on March 28, 2013)
10.12	Texas Industries, Inc. Management Deferred Compensation Plan (incorporated by reference to Appendix B to Proxy Statement filed on August 24, 2012)
10.13	Form of Texas Industries, Inc. Management Deferred Compensation Plan Election Agreement
10.14	TXI Annual Incentive Plans-Fiscal Year 1014
10.15	TXI Three Year Incentive Plan for the Three Consecutive Fiscal Year Periods Ending May 31, 2014 (incorporated by reference to Exhibit 10.18 to Annual Report on Form 10-K filed on July 15, 2011)
10.16	TXI Three Year Incentive Plan for the Three Consecutive Fiscal Year Periods Ending May 31, 2015 (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K filed on July 17, 2012)
10.17	TXI Three Year Incentive Plan for the Three Consecutive Fiscal Year Periods Ending May 31, 2016
10.18	Master Performance-Based Incentive Plan (incorporated by reference to Appendix A to definitive proxy statement filed on August 25, 2006)
10.19	Deferred Compensation Plan for Directors of Texas Industries, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 24, 2006)
10.20	Form of 2005 Executive Financial Security Plan (Annuity Formula), as amended (incorporated by reference to Exhibit 10.26 to Quarterly Report on Form 10-Q filed on January 7, 2010)
10.21	Form of 2005 Executive Financial Security Plan (Lump Sum Formula), as amended (incorporated by reference to Exhibit 10.27 to Quarterly Report Form 1-Q filed on January 7, 2010)
10.22	Form of Change in Control Severance Agreement (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on April 25, 2006)
12.1	Computation of Ratios of Earnings to Fixed Charges
21.1	Subsidiaries of the Registrant as of May 31, 2013
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney for certain members of the Board of Directors
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1	Section 1350 Certification of Chief Executive Officer
32.2	Section 1350 Certification of Chief Financial Officer
95.1	Mine Safety Disclosure Exhibit
101	The following financial information from Texas Industries, Inc.'s Annual Report on Form 10-K for the year ended May 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of May 31, 2013 and May 31, 2012, (ii) Consolidated Statements of Operations for the years ended May 31, 2013, 2012 and 2011, (iii) Consolidated Statements of Cash Flows for the years ended May 31, 2013, 2012 and 2011, and (iv) the Notes to Consolidated Financial Statements.

NOTES:



OUR MISSION

We will provide EXCEPTIONAL building materials, SERVICE and solutions so that customers CHOOSE TXI.

WHAT WE STRIVE FOR

CONTINUOUS IMPROVEMENT

A Personal and Organization Commitment, Striving to be Great at Everything We Do

STEWARDSHIP

Responsibly Caring for Our Entrusted Resources to Ensure Sustainability

TEAMWORK

Working Together Across the Company to Achieve Our Mission



1341 WEST MOCKINGBIRD LANE | DALLAS, TEXAS 75247-6913